

2023 Proxy Statement

Notice of Annual Meeting of Shareholders

THURSDAY, MAY 25, 2023

Table of Contents

We are furnishing proxy materials, including this proxy statement, in connection with the solicitation of proxies on behalf of the Board of Directors, to be voted at the 2023 Annual Meeting of Shareholders of Unum Group and at any adjournment or postponement thereof. Our proxy materials are first being mailed and made available electronically to shareholders on April 13, 2023.

Our Purpose

Helping the working world thrive throughout life's moments.™

A Business for Good

In today's economically volatile environment, financial protection benefits are more important than ever. As a Fortune 500 company and leading provider of workplace benefits, Unum helps millions of people gain access to essential disability, life, accident, critical illness, leave services, dental and vision benefits through the workplace. Employers of all sizes depend on us for the comprehensive benefits solutions they need to attract and support the people who keep their businesses growing. And their employees know they can count on us to be there during some of life's most challenging times.

OUR CORE OPERATIONS

Unum US

A market leader in group and individual disability benefits in the U.S., one of the largest providers of group life and voluntary workplace benefits, and a comprehensive dental and vision carrier.

Colonial Life

A leading provider of voluntary worksite benefits, including disability, life, accident, critical illness, cancer, hospitalization, dental and vision coverage in the U.S.

Unum International

Comprised of our European businesses. Unum UK is a leading provider of group income protection critical illness, life and dental coverages. Unum Poland provides group and individual life insurance.

Our Strategy

We appreciate that the market dynamics of workplace benefits are continuously evolving, and we remain diligent in engaging with our constituent groups to understand both current and future needs. Our strategy is to:

- Remain a market leader in employee benefits and workplace solutions for our customers.
- Be a destination for highly engaged employees.
- Make a positive impact in the communities where we live and work.

Through strong execution of these priorities, while managing both risk and operating expenses, we expect to deliver leading shareholder return and win in the market through:

- The best bundled administrative experience for employers.
- The best absence experience for companies and employees.
- The best and most productive sales force.

Success will also require us to show stable and predictable results in our Closed Block, particularly the long-term care business. We expect to achieve this through active and careful management with a sustained focus on creating value and increasing the predictability of outcomes. In turn, we can reduce overall risk and capital demands while serving the varied needs of our customers with care and compassion.

April 13, 2023

Dear Fellow Shareholder:

At Unum, our purpose is a noble calling, and one that resonates in today's environment now more than ever. We're committed to helping the working world thrive throughout life's moments, a promise we deliver on by protecting nearly 45 million people and their families across our businesses in the U.S., U.K. and Poland. That reach allowed Unum to pay almost $8 billion last year to help millions of individuals and their families through difficult times and partner with 181,000 companies to attract, protect and retain their employees.

As we reflect on 2022, it was a year of transition with Unum focused on recovering to pre-pandemic operating levels. Rising interest rates and wage growth became strong tailwinds for our business, and these dynamics converged to drive record earnings and strong growth. **In 2022, Unum delivered after-tax adjusted operating income[1,2] of $1.25 billion from revenues of $12 billion.** Across our core operations, premium growth — a key metric in our business — grew by 2.3%, while sales increased 15%. Efforts to transform our business continued as we accelerated investments in digital capabilities, new products and our people. Service levels remained high as customers adopted new digital tools and engaged with us on their own terms. In short, the operational agility and resiliency demonstrated by Unum and its people throughout 2022, and over the past several years, ensured the company continued delivering on the expectations of customers.

These results are a testament to the value of the company's products and strong reputation. We believe that Unum's performance in 2022 illustrates a successful pivot to growth in a sustained manner after demonstrating a capacity to deliver in the difficult pandemic environment. **Total shareholder return for the year was nearly 74%, ahead of the S&P 500, our industry benchmark and our proxy peer group.** We are pleased that investors are beginning to recognize the value provided by Unum. Recent actions we've taken in our Closed Block of legacy policies we service and support, but no longer market, provide greater predictability and enhanced performance of our long-term care business. This includes plans to fully recognize the long-term care statutory reserve additions negotiated with the Maine Bureau of Insurance by year end 2023, three years ahead of schedule. Through this effort, we have added approximately $1.2 billion to these reserves since 2020 and we believe these additional contributions further increase our margin over our best estimate assumptions. We believe this and other actions we've taken will allow the ongoing strong financial and operational performance of our Unum- and Colonial Life-branded core businesses to be fully recognized by investors.

Unum's strong capital position provides the company significant financial flexibility to fund growth in meaningful ways. The recent launch of Unum Total Leave™ is a critical step in setting our leave management business on a sustainable growth path and has been well-received by the market. Platforms like Unum HR Connect® provide unique back-office capabilities that better integrate our offerings with our customers. Digital portals such as Colonial Life's Gathr™, make enrolling and managing benefits modern and intuitive. Streamlined processes and new digital tools also play an important role in driving greater efficiency and financial flexibility.

As a Board, we believe a key factor to Unum's success is a strong leadership team and engaged employees, and the company made significant investments on the talent front in 2022. Effective leadership transitions gave highly talented individuals opportunities to run key parts of our business and demonstrated our deep bench strength. Significant investments in an increasingly competitive talent market retained critical staff and bolstered Unum as a dynamic and compelling place to work and grow a career. New inclusion and diversity leadership introduced a fresh approach and further supported our commitment to embed inclusion and diversity of thought into our strong work culture. These and other steps reinforce our goal that everyone at Unum remains well-equipped to achieve success.

(1) Non-GAAP financial measure, see Appendix A for reconciliation.

(2) In 2018, the Financial Accounting Standards Board issued Accounting Standard Update 2018-12, "Targeted Improvements to the Accounting for Long-Duration Contracts". This update significantly amends the accounting and disclosure requirements for long-duration insurance contracts. We adopted this guidance effective January 1, 2023 with changes applied as of January 1, 2021. The discussion included herein does not include consideration of the impacts of this new accounting standard.

A LETTER FROM OUR BOARD OF DIRECTORS

Together, all of us at Unum recognize the obligations we have to all stakeholders to deliver on our commitments. This focus on doing the right thing is the essence of *We Are Unum,* a core set of values we strive to live up to every day, along with our Code of Conduct. These principles guide our advocacy for greater access to benefits to meet the growing need for financial protection in our society. They underpin our commitment to supporting our local communities and reducing the impact we have on the environment. They instill an unwavering customer focus and the importance of personal responsibility. Collectively, they represent a pledge to operate with integrity and compassion, and we're proud to have just been recognized for a third year as one of the World's Most Ethical Companies by Ethisphere, a nonprofit that defines and measures corporate ethical standards. Recognitions by these and other third-party organizations validate our commitment to cultivating a compelling and inclusive workplace.

The Board is committed to representing the interests of shareholders and driving Unum's long-term success through good corporate governance. We take a thorough approach to governance that assesses performance and risk, demands regulatory compliance, provides insight on corporate strategy, and provides oversight of compensation, investment activity and other financial matters. We conduct a regular outreach and engagement program that enables us to receive valuable feedback from shareholders on a variety of topics. We also monitor Unum's culture through feedback from employee engagement surveys, an ethics hotline and other processes so that the company remains true to its values.

After serving nine years on the Board, Francis Shammo has decided to step down at the end of his current term. We appreciate his many contributions to our discussions, including the perspective he added as a former chief financial officer.

As we look ahead, we recognize the important role Unum has in delivering the benefits and services people and companies count on every day. The resiliency of our nearly 11,000 employees, the strength of our franchise and our continued investments in growth, we believe, are positioning Unum well for the longer term.

Thank you for your continued support of the company.

Theodore H. Bunting, Jr.	Susan L. Cross	Susan D. DeVore	Joseph J. Echevarria
Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gale V. King
Gloria C. Larson	Richard P. McKenney	Ronald P. O'Hanley	Francis J. Shammo






UNUM GROUP

Notice of 2023 Annual Meeting of Shareholders

DATE: Thursday, May 25, 2023

TIME: 9:30 a.m. Eastern Daylight Time

VIRTUAL MEETING SITE

The 2023 Annual Meeting of Shareholders of Unum Group (the "company") will be a virtual meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/UNM2023.

The Board of Directors (the "Board") has determined to hold a virtual-only Annual Meeting to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. **We are committed to ensuring shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.** You will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/UNM2023.

To attend the virtual meeting, you will need the 16-digit control number included on your Notice Regarding the Internet Availability of Proxy Materials ("Notice"), proxy card, voting instruction form, or legal proxy. The meeting webcast will begin promptly at 9:30 a.m. Eastern Daylight Time on May 25, 2023. We encourage you to access the meeting prior to the start time. Online check-in will begin approximately 15 minutes prior to the start time, and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page. For further details, see "About the 2023 Annual Meeting" beginning on page 108.

WHO CAN VOTE

Shareholders of record of the company's common stock (NYSE: UNM) at the close of business on March 27, 2023, are entitled to vote at the meeting and any adjournment or postponement of the meeting.

VOTING ITEMS	Pg. #
☑ Election of the 11 Directors Named in this Proxy Statement	105
☑ Advisory Vote to Approve Executive Compensation	105
☑ Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation	106
☑ Ratification of Appointment of Independent Public Accounting Firm	106

In addition to the voting items listed above, shareholders will transact any other business that may properly come before the meeting or any adjournment or postponement thereof. There will also be a report on the company's business. **The Board unanimously recommends a vote "FOR" each of the director nominees in item 1, "FOR" items 2 and 4, and a vote in favor of a frequency of every "1 YEAR" for item 3.**

HOW TO VOTE

Your vote is important. We encourage you to vote your shares as soon as possible, even if you plan to attend the meeting online. Many of our shareholders may vote by following the instructions below to vote via the internet, by telephone, or, if you have received a printed version of these proxy materials, by mail.

INTERNET

www.proxyvote.com (if in advance of meeting)
Deadline: 11:59 p.m. Eastern Daylight Time, May 24, 2023
You may also vote your shares during the meeting at www.virtualshareholdermeeting.com/UNM2023.

TELEPHONE

1-800-690-6903 or the telephone number on your voting instruction form
Deadline: 11:59 p.m. Eastern Daylight Time, May 24, 2023

MAIL

Vote Processing c/o Broadridge
51 Mercedes Way, Edgewood, NY 11717
Receipt due by close of business day on May 24, 2023

If the proxy materials you received do not have a 16-digit control number, you may vote by following the instructions on the Notice or voting instruction form that you received.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 25, 2023: The proxy statement and annual report to shareholders are available at www.proxyvote.com.

J. Paul Jullienne
Vice President, Managing Counsel and Corporate Secretary
April 13, 2023

A Note About Non-GAAP Financial Measures

In this proxy statement, we present certain measures of our performance that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP), which we use for purposes of setting executive compensation and evaluating our performance. Non-GAAP financial measures exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP, which are set forth below:

OPERATING RESULTS ($ in millions, except per share data) — GAAP FINANCIAL MEASURES

	Year Ended December 31		
	2022	**2021**	**2020**
Net Income	$1,314.2	$824.2	$793.0
Net Income per share*	$6.50	$4.02	$3.89
Total Stockholders' Equity (book value)	$9,197.5	$11,416.4	$10,871.0
Total Stockholders' Equity (book value) per share	$46.51	$56.37	$53.37
Return on Equity	12.8%	7.4%	7.6%

*Assuming dilution

This proxy statement refers to the following non-GAAP financial measures, which we believe are helpful performance measures and indicators of revenue, profitability and underlying trends in our business:

ADJUSTED OPERATING RESULTS ($ in millions, except per share data) — NON-GAAP FINANCIAL MEASURES

	Year Ended December 31		
	2022	**2021**	**2020**
After-Tax Adjusted Operating Income [1]	$1,254.3	$890.7	$1,005.4
After-Tax Adjusted Operating Income per share	$6.21	$4.35	$4.93
Book value, excluding AOCI [2]	$11,954.1	$11,062.3	$10,496.8
Book value, excluding AOCI, per share	$60.45	$54.63	$51.54
Adjusted Operating Return on Equity [3]	11.6%	8.9%	10.7%
Adjusted Operating Return on Equity (in core operations)	17.4%	10.3%	14.1%

(1) After-tax adjusted operating income is defined as net income adjusted to exclude after-tax investment gains or losses and the amortization of the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix A of this proxy statement. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives.

(2) We sometimes refer to book value, excluding accumulated other comprehensive income (AOCI), as "adjusted book value."

(3) Adjusted operating return on equity is calculated using after-tax adjusted operating income or loss and excludes from equity the unrealized gain or loss on securities and net gain or loss on hedges.

Investment gains or losses and unrealized gains or losses on securities and net gains on hedges depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company. We have exited a substantial portion of our Closed Block individual disability product line through the two phases of the reinsurance transaction that were executed in December 2020 and March 2021, respectively.

As a result, we exclude the amortization of the cost of reinsurance that was recognized upon the exit of the business related to the ceded reserves for the cohort of policies on claim status. We believe that the exclusion of the amortization of the cost of reinsurance provides a better view of our results from our ongoing businesses. Book value per common share excluding AOCI, certain components of which tend to fluctuate depending on market conditions and general economic trends, is an important measure. We may at other times exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP financial measures in the determination of overall profitability.

For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix A of this proxy statement.

Forward-Looking Statements and Website References

Certain information contained in this proxy statement may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those not based on historical information, but rather relate to our outlook, future operations, strategies, financial results, goals (including environmental, human capital, and sustainability goals) or other developments. Forward-looking statements speak only as of the date made. Such statements involve risks and uncertainties and we can give no assurance that they will prove to be correct or that any plan, initiative, projection, goal, commitment, or expectation can or will be achieved. We undertake no obligation to update these statements, even if made available on our website or otherwise. Actual results or outcomes could differ materially from those included in the forward-looking statements. Factors that could cause actual results to differ materially from those included in the forward-looking statements are discussed in our annual report on Form 10-K for the year ended December 31, 2022 and subsequent Securities and Exchange Commission filings.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement. In addition, historical, current, and forward-looking sustainability, environmental, social, governance and other-related statements may be based on standards of measurement and performance that are still developing or may change or be refined, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Proxy Summary

This summary is intended to highlight certain key information contained in this proxy statement that we believe will assist your review of the four business items to be voted on at the 2023 Annual Meeting of Shareholders of Unum Group (the "2023 Annual Meeting"). As it is only a summary, we encourage you to review the full proxy statement, as well as our annual report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K"), for more complete information about these topics.

Voting Matters

	Board's Recommendation	Page Reference
Item 1: Election of the 11 Directors Named in this Proxy Statement	**FOR each nominee**	**105**

Eleven director nominees are standing for election this year, each for a one-year term expiring at the 2024 Annual Meeting. Each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal from office. The Board and the Governance Committee believe each director nominee possesses the necessary skills and qualifications to provide effective oversight of the business. The director nominees are:

Director Nominee	Director Since	Independent	Committee Assignments	
Theodore H. Bunting, Jr.	2013	✔	Human Capital	Regulatory Compliance (Chair)
Susan L. Cross	2019	✔	Audit	Risk and Finance
Susan D. DeVore	2018	✔	Audit	Risk and Finance
Joseph J. Echevarria	2016	✔	Governance	Risk and Finance (Chair)
Cynthia L. Egan	2014	✔	Human Capital (Chair)	Regulatory Compliance
Kevin T. Kabat, *Board Chairman*	2008	✔	Governance	Human Capital
Timothy F. Keaney	2012	✔	Audit (Chair)	Risk and Finance
Gale V. King	2022	✔	Human Capital	Risk and Finance
Gloria C. Larson	2004	✔	Governance (Chair)	Regulatory Compliance
Richard P. McKenney, *President and CEO*	2015	—	—	
Ronald P. O'Hanley	2015	✔	Governance	Human Capital

	Board's Recommendation	Page Reference
Item 2: Advisory Vote to Approve Executive Compensation	**FOR**	**105**

We are seeking a non-binding advisory vote to approve the compensation of our named executive officers. We describe our compensation programs in the Compensation Discussion and Analysis section of this proxy statement. The Human Capital Committee believes these programs reward performance and align the long-term interests of management and shareholders. Although non-binding, the Human Capital Committee will take into account the outcome of the advisory vote and shareholder feedback when making future compensation decisions.

Item 3: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation	**1 YEAR**	**106**

We are seeking a non-binding advisory vote to determine whether shareholders believe we should hold future advisory votes to approve executive compensation, similar to Item 2 above, every one year, every two years, or every three years.

Item 4: Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	**106**

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2023, and shareholders are being asked to ratify the appointment.

Key Corporate Governance and Executive Compensation Items

2022 Say-on-Pay Vote and Shareholder Outreach

Our 2022 shareholder proposal to approve executive compensation received 95% support. In 2022, as in prior years, we invited our top shareholders, representing approximately 60% of our outstanding shares, to engage with us on business, governance, and compensation matters. Seven shareholders, representing approximately 25% of our outstanding shares, accepted our invitation for engagement, and we met with each of them. Another five shareholders, representing approximately 20% of our outstanding shares, responded that a meeting was not necessary. Our independent Human Capital Committee Chair joined three of the meetings.



95%

VOTE FOR

During the 2022 outreach, we received specific feedback as follows:

- Positive commentary on the compensation disclosure in our proxy statement;
- Complimentary feedback for having a strong corporate governance profile, specifically Board diversity and independence;
- Recognition for integrating environmental, social and governance (ESG) factors into our investment decisions as well as signing the United Nations Principles for Responsible Investment; and
- Positive feedback on our ESG disclosure and a suggestion that we highlight specifics related to cybersecurity risk oversight (see page 38).

Through these discussions, we were also able to confirm that shareholders would like us to continue:

- Providing a CEO Compensation Summary in our proxy statement to help investors understand how the Committee approaches its CEO compensation decisions (see page 13);
- Including Board demographics (specifically gender and ethnicity) in our Summary of Director Nominee Qualifications and Experience (see page 30);
- Enhancing our ESG disclosures to enable better understanding of our corporate sustainability strategy, initiatives, and progress (see page 43); and
- Emphasizing the company's commitment to creating a culture of belonging, including an expectation that all people leaders should embed inclusion and diversity into their performance goals and daily behaviors (see page 68).

We also extended an invitation for engagement with two proxy advisory firms. Both firms declined a meeting indicating that they had no questions or overriding concerns with our corporate governance and executive compensation practices.

Overall, shareholders appreciated the opportunity to engage in these discussions. They also appreciated the company's willingness to consider their input on both executive compensation and governance practices. We are committed to continuing our shareholder engagement efforts in the future.

Corporate Governance and Executive Compensation Practices

Executive Compensation Practices

✔ A pay-for-performance philosophy

✔ Annual say-on-pay votes

✔ Programs that mitigate undue risk taking in compensation

✔ Independent compensation consultant to the Human Capital Committee

✔ No golden parachute excise tax gross-ups

✔ Limited perquisites

✔ No NEO employment agreements

✔ Double-trigger provisions for severance and accelerated vesting of equity awards

✔ Restrictive covenants in our long-term incentive grant agreements

✔ Clawback provisions

✔ A balance of short- and long-term incentives

✔ Robust stock ownership and retention requirements

✔ Relevant peer groups for benchmarking compensation

✔ In-depth performance assessments of executives

Board Practices

✔ All directors other than the CEO are independent, including the Board Chairman

✔ All Board committees fully independent

✔ Commitment to diversity at the Board level and within the enterprise

✔ High Board and committee meeting attendance by directors (average attendance of 99% in 2022)

✔ Limits on outside board and audit committee service

Governance Practices

✔ Annual election of directors

✔ Majority vote requirement for directors (in uncontested elections)

✔ Proxy access rights

✔ Shareholder right to call special meetings

✔ Annual, proactive shareholder engagement

✔ Independent Board chair

✔ No supermajority vote requirements

✔ Anti-pledging and anti-hedging policies applicable to executives and directors

✔ Annual Board, committee, and individual director evaluations

✔ Regular executive sessions of independent directors

✔ No poison pill

✔ Board-level oversight of ESG

Performance Highlights

Unum's purpose is to help the working world thrive throughout life's moments. We deliver on that commitment as a leading provider of financial protection benefits in the United States, United Kingdom and Poland. Through these benefits, we protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life. Unum also offers services that help companies manage workplace wellbeing and regulatory challenges.

In 2022, Unum delivered record after-tax adjusted operating earnings of $1.25 billion as the company returned to pre-pandemic operating levels. Double-digit sales growth across our core operations and increased premium income highlighted the strong demand for our products and services, particularly in our group disability and leave management businesses. Claims experience returned to more normal levels as COVID-related group life and disability claims receded throughout the year. The introduction of new digital capabilities enhanced the enrollment, claims and leave experiences for customers while streamlining benefits administration for employers. Certain macro-economic trends during 2022, such as strong employment, wage inflation and rising interest rates, were also beneficial for our business.

Below are key financial performance measures from 2022. Additional measures, including those we use for annual and long-term incentive decisions, can be found beginning on page 60.

GAAP RESULTS		AFTER-TAX ADJUSTED RESULTS[1]		BOOK VALUE[1,2]
NET INCOME	**PER SHARE**[3]	**OPERATING INCOME**	**PER SHARE**[3]	**PER SHARE**
$1.31 billion	**$6.50**	**$1.25** billion	**$6.21**	**$60.45**
YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE
↑ 59.5%	↑ 61.7%	↑ 40.7%	↑ 42.8%	↑ 10.7%
RETURN ON EQUITY (consolidated) 12.8%		RETURN ON EQUITY (consolidated) 11.6%	RETURN ON EQUITY (core operations) 17.4%	

(1) After-tax adjusted operating results and book value per share, excluding AOCI, are non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix A of this proxy statement.

(2) Excluding AOCI.

(3) Assuming dilution.

Operating Highlights

We delivered on our purpose of helping the working world thrive throughout life's moments in 2022. Unum paid nearly $8.0 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our interaction with customers and partners were high. We also remained focused on enhancing the experience of our customers through leveraging technology, improving processes and training employees.

We accelerated our digital transformation in response to evolving customer expectations by investing in technologies that allow us to rapidly address market needs and seize new opportunities. These technologies create new digital experiences for customers, automate and modernize business processes, track key metrics, deliver new products and services to market faster, and improve customer satisfaction. By enhancing our digital capabilities, we strive to enrich the experience for our customers and enhance the effectiveness of our people.

Our well-diversified portfolio delivered consistent investment income. Due to the nature of our business, we invest in long-term securities focusing on asset liability management and sound risk management. In 2022, our portfolio performed well in a volatile interest rate environment and benefited from hedges, which were added to manage our reinvestment risk. As a United Nations Principles for Responsible Investment signatory, we are committed to expanded disclosure and an investment approach that more formally integrates ESG factors into our investment decisions.

Long-Term Care Performance

The same discipline that allows our core franchise to be successful also benefits our long-term care (LTC) business. LTC is part of our Closed Block that consists of policies that we continue to service and support, but no longer actively market. We manage this block with a combination of rate increases, risk management, tailored investment strategy and ongoing monitoring of emerging experience to inform updates to our reserve liability assumptions and prudent capital infusions.

Following an examination of one of our Maine-domiciled insurers, in 2020 the Maine Bureau of Insurance required us to establish additional LTC statutory reserves, permitting this to be done over a period of seven years. We view the additional statutory reserves as further increasing margin over our best estimate assumptions. In the last three years, LTC statutory reserves were increased by approximately $1.2 billion, and we plan on completing the recognition of these additional required reserves by the end of 2023, three years ahead of schedule.

Through these and other steps — including annual comprehensive adequacy reviews — we continue to take action designed to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

Environmental, Social and Governance Matters

We provide a critical financial safety net for millions of people, a fact that drives us to deliver for those who count on us. This focus on doing the right thing guides our approach to sustainability and social responsibility. Unum has a long tradition of engaging with shareholders, customers, employees, suppliers and communities on a variety of ESG matters.

The Governance Committee of the Board provides oversight and guides the company's sustainability strategy and initiatives. In 2022, we continued to strengthen and mature our governance and disclosure of ESG matters, building on our most recent comprehensive sustainability assessment. This included evaluating additional emerging risks to our business, including climate change, as well as increased regulatory focus on ESG issues. We also updated our inclusion and diversity strategy and further refined our approach to integrating ESG factors into our investment decisions. In addition to these targeted efforts, we remained focused on providing meaningful opportunities for engagement with our key stakeholders on key ESG matters.

We recently developed a corporate sustainability strategic framework to help create long-term value for stakeholders by implementing business strategies that focus on social, environmental, governance, and economic dimensions of doing business. Our strategic framework focuses on three areas where we believe Unum can add both societal and business value:

- **Inclusive products and services** — We strive to ensure that the financial security provided by our products and practices contributes to more inclusive communities.

- **Responsible investments** — Although we have long factored ESG considerations into a holistic assessment of risk when making investment decisions, we are taking steps to formalize and add transparency around the integration of ESG factors into our investment decisions. As part of our commitment, we have signed the United Nations Principles for Responsible Investment.

- **Reducing environmental impact** — We recognize that minimizing our environmental footprint serves all, while positioning the company for the impacts of climate change and enhancing our ability to engage and attract employees and customers.

A more comprehensive discussion of our efforts and progress is published annually in our ESG report, which is available at *www.unum.com/about/responsibility*. See page 43 for more information about ESG.

Capital Generation for Shareholders

Because of our strong financial performance, we generated premium growth and strengthened our capital position in 2022, allowing us the opportunity to deploy capital in a number of ways.

- We invested in our people, products and technology to drive growth.

- We paid out more than $255 million in dividends, or $1.26 per share, in 2022.

- We purchased approximately $200 million worth of our shares in 2022.

Our credit ratings are reflective of a strong balance sheet, favorable operating results, and a highly respected brand in the employee benefits market.

Total Shareholder Return

Unum delivered exceptional value to shareholders in 2022 as the company accelerated its recovery, returning to pre-pandemic operating levels and outpacing the performance of our peers. The company experienced increased demand for its products and services, highlighted by double-digit sales growth and strong persistency in our core operations. Record after-tax adjusted operating earnings per share illustrated Unum's disciplined approach to pricing and balanced expense management, while our ability to generate substantial excess capital provided financial flexibility to invest in growth initiatives, fund long-term needs in our Closed Block segment and increase dividends for shareholders.

Total shareholder return (TSR) for 2022 was nearly 74%, which exceeded the S&P 500, our industry benchmark and our proxy peer group. This was a noteworthy improvement from the prior year and reflects the strength of our franchise, capital position and performance of our core operations. In 2022, Unum saw growth in book value per share (excluding AOCI) and premium income, a long-term trend that continued during the pandemic. Certain macro-economic factors, such as strong employment, wage inflation and rising interest rates, are beneficial for our business, and we believe will continue to drive greater recognition of our value to investors.

In addition to our core operations, our Closed Block segment primarily consists of long-term care (LTC) policies and older individual disability policies that Unum continues to service and support. After agreeing to increase LTC statutory reserves over a multi-year period starting in 2020, we accelerated these planned contributions over the last two years and expect to complete the recognition of these additional required reserves by the end of 2023, three years ahead of schedule. Through these and other steps, we continue to take action designed to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

The pandemic highlighted the critical role and growing need for our products and services. We believe this, combined with our history of consistent execution and strategy of prioritizing funding of growth initiatives, makes Unum an excellent long-term investment.

TOTAL SHAREHOLDER RETURN

	1 Year	3 Year	5 Year
Unum	**73.62%**	**62.51%**	**(8.68)%**
Proxy Peer Group	5.36	25.08	24.59
S&P 500	(18.11)	24.79	56.88
S&P Life & Health Index[2]	10.34	36.53	33.25

CORE OPERATIONS PREMIUM GROWTH (Billions)



BOOK VALUE PER SHARE (Excl AOCI) [1]



(1) Non-GAAP financial measure, see Appendix A for reconciliation.
(2) S&P 500 Life & Health Insurance Sub Industry Index.

2022 CEO Compensation Summary

Our approach to CEO compensation aligns directly with our overall executive compensation philosophy and structure as detailed in the Compensation Discussion and Analysis ("CD&A") section under "Compensation Program Structure". Richard P. McKenney serves as President and CEO of the company. Mr. McKenney's targeted total direct compensation consists of base pay plus short- and long-term incentives that are tied directly to performance goals. This structure is designed to support the long-term successes of the company and the interests of our shareholders.

Mr. McKenney is subject to robust stock ownership requirements, including a requirement to own six times his annual base salary in stock. This helps to ensure that the long-term value of his compensation directly aligns with shareholders.

At the beginning of 2022 following discussion with Mr. McKenney, the Board approved his performance goals for the year, which included:

- Business and financial objectives;
- Strategic objectives;
- Talent management initiatives;
- Goals for building a culture of inclusion and diversity; and
- Operational effectiveness and efficiency targets.

In addition to carefully reviewing a self-assessment prepared by Mr. McKenney, the Human Capital Committee (as used in this 2022 CEO Compensation Summary, the "Committee") and Board conduct a thorough evaluation of his performance against all objectives as well as a review of a number of professional and leadership characteristics and behaviors (see the "Individual Performance Evaluations" section of the CD&A).

As outlined in the "Performance Highlights" section above, Unum delivered record after-tax adjusted operating earnings of $1.25 billion as the company returned to pre-pandemic operating levels. Double-digit sales growth across our core operations and increased premium income highlighted the strong demand for our products and services, particularly in our group disability and leave management businesses.

The Committee and the Board recognized that Mr. McKenney guided the company through the year, delivering strong financial results. The Committee and the Board specifically highlighted Mr. McKenney's leadership in:

- Leading the company to record profitability, exceeding plan for nearly all operational and financial metrics;
- Strengthening the company's capital position to maximize financial flexibility while deploying capital to address key needs;
- Setting a clear tone for accountability and commitment to Unum's purpose of helping the working world thrive throughout life's moments;
- Deepening the company's commitment to sustainability and social responsibility through a variety of environmental, social, and governance and other programs that reflect the goals of the company, investors and other key stakeholders; and
- Driving a proactive change agenda focused on enhancing customer experiences, introducing new capabilities, and implementing a hybrid workplace.

The Board has full confidence in Mr. McKenney as CEO and believes the company is well-positioned for long-term success under his continued leadership.

2022 Compensation Decisions

The CEO Compensation Summary table below depicts how the Committee views its decisions concerning Mr. McKenney's compensation for 2022, compared to his 2021 compensation. It differs from the information presented in the Summary Compensation Table (the "SCT") required by the Securities and Exchange Commission as follows:

- The CEO Compensation Summary table treats equity awards similar to how annual incentive awards are treated in the SCT (which are based on the performance year to which the award relates). Therefore, the value of the long-term incentive (LTI) award granted in March 2023 based on performance in 2022 is shown as 2022 compensation. In contrast, the value of LTI awards reflected in the SCT is based on the year in which the equity awards are granted. As a result, 2022 compensation in the SCT includes the value of Mr. McKenney's LTI award granted in 2022; and

- The SCT includes amounts reported in the "All Other Compensation" column. Although regularly monitored by the Committee, these amounts were not considered when it made annual performance-based compensation determinations for 2022 and are therefore not shown in the presentation below.

The CEO Compensation Summary table is not a substitute for the required SCT.

CEO COMPENSATION SUMMARY

Component	2021	2022
Base Salary	$1,050,000	$1,090,385
Annual Incentive Payout	2,646,000	3,761,828
Approved LTI Grant	8,400,000	9,000,000
Annual Compensation	**$12,096,000**	**$13,852,213**

ANNUAL INCENTIVE

Mr. McKenney's 2022 annual incentive payout of $3,761,828 was calculated by applying the company performance achievement factor of 150% to his target award (see "Annual Incentive Results" in the CD&A section). Mr. McKenney's 2022 annual incentive award is an increase of $1,115,828 from his 2021 payout and was primarily driven by an increase in the year-over-year company performance achievement from 120% to 150% of the target award.

LONG-TERM INCENTIVE

For 2022, 70% of Mr. McKenney's pay was in the form of long-term incentives (delivered through time-based restricted stock units (RSUs) and performance-based cash incentive units (CIUs)). The value of the RSUs is based on the company's stock price while the value of his CIUs are based on growth in adjusted book value and dividends, further modified by relative total shareholder return (TSR). After consideration of Mr. McKenney's strategic leadership, his performance in 2022 and other considerations outlined above, the Committee awarded Mr. McKenney a LTI grant of $9,000,000 for 2022 performance. This award, which was granted in March 2023, is an increase of $600,000 over his award granted last year and reflects both his performance as outlined above as well as the performance of the company's stock, with TSR of nearly 74% during the year.

Our LTI program is designed to align the interests of management and long-term shareholders. For example, this impact can be seen in the vesting of Mr. McKenney's 2020-2022 performance share unit (PSU) award. Business goals were achieved at 150% of target over the three-year performance period, with relative TSR at the 87.5[th] percentile of the comparator group, resulting in a 20% increase for a final payout of 180% of target. The table below outlines the calculation of this award for the performance period ending December 31, 2022.

PERFORMANCE IMPACT ON 2020-2022 PSU AWARDS

	2020 Grant Date Value[1]	Target PSUs Granted		Operating Performance Factor		Adjusted Shares		TSR Modifier		Earned Shares	Accrued Cash Dividends	Value of Earned Shares and Cash Dividends[2]
CEO	**$3,185,008**	136,637	x	150%	=	204,956	x	120%	=	**245,946.6**	**$889,097**	**$11,418,071**

(1) This amount was calculated by multiplying Mr. McKenney's target grant of 136,637 PSUs on the grant date, March 1, 2020, by $23.31, the closing stock price on the prior trading day, February 28, 2020.

(2) The PSU achievement was certified by the Committee on February 20, 2023. Given this date was not a trading day, the shares were valued based on the prior trading day's closing stock price of $42.81 (February 17, 2023).

2023 Compensation

In February 2023, the Committee with its consultant, Pay Governance LLC, reviewed Mr. McKenney's total targeted compensation relative to proxy peers. After considering his experience, his performance in the CEO role, and the leadership that he has shown during his almost eight years in the role, the Committee decided to increase his annual incentive target from 230% to 250% and his long-term incentive target opportunity from $8.4 million to $9.5 million. These decisions reflect Mr. McKenney's strong leadership and strategic positioning of the company. With these adjustments, Mr. McKenney's targeted total direct compensation is positioned between the 50th and 75th percentile of our proxy peer group, which the Committee believes is appropriate given his tenure and performance in the job.

Corporate Governance

Board Overview

The Board of Directors is elected by shareholders to oversee their interests in the long-term health and overall success of the company's business and financial strength. In addition, the Board has responsibility to the company's policyholders, employees, and business partners and to the communities in which the company operates, all of which are essential to the company's success. The Board oversees the CEO and other senior management, who are responsible for carrying out the company's day-to-day operations in a responsible and ethical manner. The Board and its committees meet regularly to review and discuss the company's strategy, business, performance, ethics, risk tolerance, human capital engagement, and culture, as well as important issues that it faces. These discussions take place with management and, as appropriate, with outside advisers who provide independent expertise, perspectives and insights. In addition, the independent members of the Board and its committees hold regular executive sessions without management present. Board members are also in ongoing communication with each other and with management between meetings.

Board Composition and Refreshment

The Board believes a critical component of its effectiveness in serving the long-term interests of shareholders is to ensure its membership remains diverse, possessing a variety of backgrounds, experiences and skill sets from which to draw. Fresh views and ideas help the Board to maintain a broad perspective and forward-looking vision capable of anticipating and adapting to the rapid pace of change, just as experience and continuity provide necessary context and stability for important decisions. With that in mind, the Governance Committee reviews the composition of the Board with the goal of maintaining an appropriate balance of experiences, skills, tenure and diversity. This is an ongoing, year-round evaluation process. Most recently, Gale King joined the Board in 2022 as a result of the Board's commitment to this ongoing process. Additionally, Mr. Shammo's decision to not stand for re-election at the 2023 Annual Meeting will further inform the Governance Committee's discussions and process surrounding the composition of the Board and its committees.

The Board is committed to effective Board succession planning and refreshment, including having honest and difficult conversations with individual directors when necessary. These conversations may arise in connection with the Board evaluation process, succession planning or consideration of the annual slate of Board nominees. As a result of these processes, directors may decide (for personal or professional reasons) or be asked (for reasons such as evolving needs for Board composition or directors' availability to make sufficient contributions to the Board) not to stand for re-election at the next Annual Meeting. It is expected these refreshment practices will continue in the future. While some companies have tenure limits on Board service, we believe our balanced approach delivers the right mix of directors with new ideas and perspectives along with those possessing deep knowledge of the company.

Board Qualifications

The Board strives to maintain independence of thought and diverse professional experience among its membership. The Board and the Governance Committee look for directors who have qualifications and attributes in key areas relevant to Unum, and that align with both our short- and long-term business strategies. These qualifications and attributes are evaluated on an annual basis and adjusted as needed so that they continue to serve the best interests of the company. The table below summarizes the qualifications and attributes that are important to Unum and addresses how the composition of our Board, as a whole, meets these needs.

Qualifications and Attributes	Relevance to Unum	Board Composition*
Accounting/Auditing	We operate in a complex financial and regulatory environment with disclosure requirements, detailed business processes and internal controls.	**8**
Business Operations	We have significant operations focused on customer service, claims management, sales, marketing and various back-house functions.	**11**
Capital Management	We allocate capital in various ways to run our operations, grow our core businesses and return value to shareholders.	**8**
Corporate Governance/ESG	As a public company and responsible corporate citizen, we expect effective oversight and transparency, and our stakeholders demand it.	**9**
Financial Expertise/Literacy	Our business involves complex financial transactions and reporting requirements.	**11**
Independence	Independent directors have no material relationships with us and are essential in providing unbiased oversight.	**10**
Industry Experience	Experience in the insurance and financial services industry provides a relevant understanding of our business, strategy, and marketplace dynamics.	**9**
International	With global operations in several countries and prospects for further expansion, international experience helps us understand opportunities and challenges.	**5**
Investment Markets	We manage a large and long-term investment portfolio to uphold our promises to pay the future claims of our policyholders.	**3**
Recent Public Board Experience	We value individuals who understand public company reporting responsibilities and have experience with the issues commonly faced by public companies.	**10**
Public Company Executive Experience	Experience leading a large, widely-held organization provides practical insights on need for transparency, accountability, and integrity.	**9**
Regulatory/Risk Management	A complex regulatory and risk environment requires us to develop policies and procedures that effectively manage compliance and risk.	**11**
Technology/Digital Transformation	We rely on technology to manage customer data, deliver products and services to the market, pay claims, and enhance the customer experience.	**3**

* Includes only the 11 director nominees named in this proxy statement.

Board Tenure

Directors with varied tenure contribute to a range of perspectives and allow us to transition knowledge and experience from longer-serving members to those newer to our Board. We have a mix of new and long-standing directors, with our 11 director nominees averaging 8.8 years of service on the Board as of the 2023 Annual Meeting.

Board Diversity

Our Board is comprised of members with a range of backgrounds and overall experience. More than half of our 11 director nominees are women or represent a minority group.

Although the Board does not have a specific diversity policy, it recognizes diverse representation on the Board with respect to gender, race, ethnicity, and age, including in positions of leadership, serves to improve dialogue, decision-making, and culture in the boardroom. Our Governance Committee focuses on advancing continued diversity on the Board during refreshment activities by requiring that candidate pools include diverse individuals, including women, who meet the recruitment criteria. From the candidate pools, our Governance Committee selects director candidates based on their qualifications and attributes as addressed below. Our director nominees range from 54 to 73 years of age, with the average age being 64.5 years, as of the 2023 Annual Meeting.







* Includes only the 11 director nominees named in this proxy statement. Tenure and age for director nominees is calculated as of the 2023 Annual Meeting. Tenure is rounded to the nearest year and calculated from date of first election.

Board Evaluation Process

A healthy and vigorous Board evaluation process is an essential part of good corporate governance. A thorough evaluation process helps us achieve the right balance of perspectives, experiences and skill sets needed for prudent oversight of the company, including execution on corporate strategy, while also considering the best interests of our shareholders. At Unum, this evaluation process includes annual evaluations of the Board, each committee, and individual directors.

The Governance Committee establishes and oversees the evaluation process, which focuses on identifying areas where Board, committee and director performance is most effective, as well as opportunities for further development or enhancement. Each year, the Governance Committee reviews the format and effectiveness of the evaluation process in identifying actionable feedback, recommending changes in process as appropriate. Determining whether to engage a third-party facilitator is also part of the review.

The evaluation process is conducted in two phases. The first phase focuses on the evaluation of the effectiveness of each committee and the Board as a whole. Directors complete questionnaires evaluating the Board and the committees on which they serve across a variety of topics, including culture, composition, structure and engagement. In recent years, Board members have provided feedback regarding corporate strategy, risk management programs, Board composition and structure, succession plans, future agenda items, meeting materials and director education. The second phase involves interviewing individual directors to collect feedback on peer directors' performance. This phase is led by the Governance Committee Chair in advance and in anticipation of the nomination process, with key messages delivered to each director. This two-phased approach has generated robust discussions at all levels of the Board, and resulted in changes that have improved Board efficiency and effectiveness. For example, in recent years, these discussions have led to enhancements to Board diversity, meeting materials, director on-boarding, executive sessions, and Board member engagement.

BOARD AND COMMITTEE EVALUATIONS

 **EVALUATION FORMS**

Each director evaluates various measures of the effectiveness of the Board and each committee on which the director serves.

  **BOARD/COMMITTEE MEETINGS**

The full Board and each committee conduct separate closed self-assessment sessions, where results from evaluations and additional feedback are discussed.

  **FEEDBACK INCORPORATED**

Based on evaluation results, changes are considered and implemented, as appropriate.

DIRECTOR PERFORMANCE EVALUATIONS

 **PEER EVALUATION GUIDE**

A guide is provided to each director in advance of individual discussions with the Governance Committee Chair.

  **INDIVIDUAL INTERVIEWS**

The Governance Committee Chair conducts individual interviews to solicit feedback from directors on their peers.

  **REVIEW MEETINGS**

Each director is provided full Board feedback by the Governance Committee Chair, including discussion around performance strengths and opportunities for growth.

Director Independence

Our corporate governance guidelines provide that a majority of the Board will be independent. For a director to be considered independent, the Board must determine the director has no material relationship with our company, and the director must meet the requirements for independence under the listing standards of the New York Stock Exchange (NYSE). The Board has also determined certain categories of relationships are not considered to be material relationships that would impair a director's independence. These independence standards are listed in our corporate governance guidelines, which are available on our investor relations website under the "Governance" heading at *www.investors.unum.com*.

The Governance Committee reviews information about the directors' relationships and affiliations that are germane to an assessment of their independence and makes recommendations to the Board as to the independence of the directors. In making independence determinations, the Board considers all relevant facts and circumstances. In this regard, the Board considered that each of the non-employee directors, or one of their immediate family members, is or was during the last three fiscal years a director, trustee, advisor, or executive or served in a similar position at another business that had dealings with our company during those years. In each case, these have been ordinary course dealings (e.g., where the other business obtains insurance policies from us or we acquire, dispose or receive interest on security investments or make payments for trustee, depository and commercial banking business relationships) involving amounts less than 1% of both our and the other business' consolidated gross revenues for such fiscal year or in which the director's interest arose only from his or her position as a director of the other business. None of our non-employee directors, or any of their immediate family members, is or was during the last three fiscal years, a director, executive, or employee of a charitable organization or university that received contributions from us (other than non-discretionary matching contributions) in excess of $120,000 in any one fiscal year.

Based on a review of the findings and recommendations of the Governance Committee and applying the standards described above, the Board has determined Mr. Bunting, Ms. Cross, Ms. DeVore, Mr. Echevarria, Ms. Egan, Mr. Kabat, Mr. Keaney, Ms. King, Ms. Larson, Mr. O'Hanley and Mr. Shammo are independent directors.

Mr. McKenney, our President and CEO, is not an independent director.

Process for Selecting and Nominating Directors

Director Nominee and Selection

The Governance Committee is responsible for identifying and evaluating director candidates and recommending to the Board a slate of nominees for election at each Annual Meeting. The Governance Committee periodically engages a third-party search firm to assist with recruitment efforts. During these times, the firm has been asked to identify candidates who meet the criteria of our search, provide requested background and other relevant information regarding candidates, and coordinate arrangements for interviews as necessary. Nominees may also be suggested by directors, management, or shareholders.

Shareholders may recommend director candidates for consideration by the Governance Committee by providing the same information that would be required to nominate a director candidate, as described on page 113 in the section titled "Shareholder proposals and nominations for our 2024 Annual Meeting". Submissions must be made in writing to the Corporate Secretary at Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402. The Governance Committee's policy is to consider candidates recommended by shareholders in the same manner as other candidates.

Our corporate governance guidelines specify the following criteria to be used in evaluating the candidacy of a prospective nominee:

- Reputation for high ethical conduct, integrity, sound judgment, and accountability;
- Current knowledge and experience in one or more key areas identified in the corporate governance guidelines;
- Ability to commit sufficient time to the Board and its committees;
- Collegial effectiveness; and
- Diversity, whether in viewpoints, gender, race, ethnicity, age, professional experience or other demographics.

The core qualifications and attributes sought in any particular candidate depend on the current and future needs of the Board based on an assessment of the composition of the Board and the mix of qualifications and attributes currently represented. In addition, the Governance Committee considers other specific qualifications that may be desired or required of nominees, including their independence and ability to satisfy specific requirements for committees. As part of the director selection and nomination process, the Governance Committee assesses the effectiveness of its Board membership criteria.

In determining whether to recommend a director for re-election, the Governance Committee also considers the director's ability to commit the time and attention appropriate for effective Board service; past attendance at meetings; contributions to the Board and committees on which the director serves; the skills, experience and background that the director brings to the Board relative to the Board's needs and existing composition; and the results of the most recent Board, committee and individual director evaluations.

Annual Election of Directors

Directors are elected each year at the Annual Meeting for a one-year term expiring at the next Annual Meeting. Directors hold office until their successors are elected, or until their earlier death, resignation, disqualification, or removal from office. Other than requiring retirement from the Board at the next Annual Meeting after a director reaches age 75, there are no term limits. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending the nomination of that director for an additional term.

Majority Voting Standard

Our bylaws provide that, in an election of directors where the number of nominees does not exceed the number of directors to be elected (an "uncontested election"), each nominee must receive a majority of the votes cast with respect to that nominee to be elected as a director (i.e., the number of shares voted "for" a nominee must exceed the number voted "against" that nominee). If an incumbent director is not re-elected under this majority voting standard, the Board must decide whether to accept or reject the director's offer of resignation which was previously delivered to the company pursuant to the Board's advance contingent director resignation policy. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. If the director submitting the resignation is a member of the Governance Committee, that director will not participate in the Governance Committee's recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and rationale within 90 days from the date of the certification of the election results. The director in question will not participate in the Board's decision.

Limits on Board and Audit Committee Service

While we recognize that Board members benefit from service on the boards of other companies and such service is encouraged, the Board believes it is critical that directors be able to dedicate sufficient time to their service on our Board. To that end, except for our CEO, no director may serve on more than three public company boards in addition to our Board, or on more than two audit committees of public companies in addition to our Audit Committee. The company's CEO may not serve on more than one public company board in addition to our Board.

Information about the Board of Directors

Below are brief biographies for each of our current directors and descriptions of the directors' key qualifications, skills, and experiences that contribute to the Board's effectiveness as a whole.

Director Nominees



Director since 2013
Age: 64
at Annual Meeting

Independent Director

COMMITTEES
- Human Capital
- Regulatory Compliance (Chair)

Theodore H. Bunting, Jr.

Mr. Bunting retired as the Group President, Utility Operations of Entergy Corporation, an integrated energy company, where he previously served as Senior Vice President and Chief Accounting Officer. He has extensive financial, accounting and operational experience as a senior executive with a public company in a regulated industry. Mr. Bunting has experience as a director at other publicly traded companies and is also a certified public accountant.

CAREER EXPERIENCE

Entergy Corporation
Group President, Utility Operations (2012-2017)
Sr. Vice President and Chief Accounting Officer (2007-2012)
Numerous other executive roles (joined Entergy in 1983)

PUBLIC COMPANY BOARD EXPERIENCE

The Hanover Insurance Group, Inc., since 2020
NiSource Inc., since 2018
Prior board service:
Infrastructure and Energy Alternatives, Inc. (2021-2022)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Financial Expertise/Literacy
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2019
Age: 63
at Annual Meeting

Independent Director

COMMITTEES
- Audit
- Risk and Finance

Susan L. Cross

Ms. Cross is the former Executive Vice President and Global Chief Actuary of XL Group Ltd (now AXA XL), a global insurance and reinsurance company. She previously held various chief actuarial positions for operational segments of XL. Ms. Cross brings more than three decades of financial, actuarial, insurance and risk experience as a senior executive with an international company in a regulated industry. She is a director of another publicly traded company, and she also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

XL Group Ltd.
Executive Vice President and Global Chief Actuary (2008–2018)
Senior Vice President and Chief Actuary,
    XL Group (2006–2008)
    XL Reinsurance (2000–2006)
    XL America (1999–2000)

Significant consulting experience with Willis Towers Watson in the U.S. and Bermuda

PUBLIC COMPANY BOARD EXPERIENCE

Enstar Group Limited, since 2020

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Financial Expertise/Literacy
- Industry Experience
- International
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2018
Age: 64
at Annual Meeting

Independent Director

COMMITTEES
- Audit
- Risk and Finance

Susan D. DeVore

Ms. DeVore retired as the Chief Executive Officer of Premier, Inc., a leading health care improvement company, after serving in that role from 2013 to May 2021. She previously served as President of Premier from 2013 to April 2019, and before that served as President and Chief Executive Officer for its predecessor company, Premier Healthcare Solutions, Inc. She also previously served as the Chief Operating Officer for a number of affiliated Premier entities. Prior to joining Premier, Ms. DeVore had two decades of finance, strategy and health care consulting experience. She also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

Premier, Inc.
CEO (2013 - May 2021)
President (2013–April 2019)
Premier Healthcare Solutions, Inc.
President and CEO (2009–2013)
COO (2006–2009)

Significant consulting experience with Ernst & Young LLP, including service as a Partner, Executive Committee member and Senior Healthcare Industry Management Practice Leader

PUBLIC COMPANY BOARD EXPERIENCE

Elevance Health, Inc., since 2021
Prior board service: Premier, Inc. (2013-2021)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2016
Age: 66
at Annual Meeting

Independent Director

COMMITTEES
- Governance
- Risk and Finance (Chair)

Joseph J. Echevarria

Mr. Echevarria retired as the Chief Executive Officer of Deloitte LLP, a global provider of professional services, where he previously held increasingly senior leadership positions. He is currently the CEO of the University of Miami, where he has also served as a Senior Advisor to the President. He brings to the Board significant experience in finance, accounting, global operations, executive management and corporate governance. Mr. Echevarria has experience as a director at other publicly traded companies and is also a certified public accountant.

CAREER EXPERIENCE

University of Miami
CEO (since 2022)
CEO of UHealth and EVP for Health Affairs (2021-2022)
Deloitte LLP
CEO (2011–2014)
Various executive positions during 36 years with Deloitte

PUBLIC COMPANY BOARD EXPERIENCE

The Bank of New York Mellon Corporation, since 2015
(Non-Executive Chair since September 2019)
Pfizer Inc., since 2015
Xerox Holdings Corporation, since 2017 (ending in May 2023)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2014
Age: 67
at Annual Meeting

Independent Director

COMMITTEES
- Human Capital (Chair)
- Regulatory Compliance

Cynthia L. Egan

Ms. Egan retired as the President of T. Rowe Price Retirement Plan Services, Inc., a subsidiary of the global investment management firm T. Rowe Price Group, Inc. Prior to that, she held various executive positions at Fidelity Investments. She has significant operational experience in delivering complex financial products and services on a large scale, as well as experience in using technology to lead businesses through growth and operational transitions. Ms. Egan also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

U.S. Department of the Treasury
Senior Advisor on the development of a Treasury-sponsored retirement savings program (2014-2015)

T. Rowe Price Retirement Plan Services, Inc.
President (2007-2012)

Fidelity Investments
Various leadership and executive positions, including President of the Fidelity Charitable Gift Fund (1989-2007)

PUBLIC COMPANY BOARD EXPERIENCE

BlackRock Fixed Income Fund Complex, since 2016
The Hanover Insurance Group, Inc., since 2015
(Chair since December 2020)
Huntsman Corporation, since 2020
(Vice Chair and Lead Independent Director since January 2022)
Prior board service: Envestnet, Inc. (2013-2016)

QUALIFICATIONS
- Business Operations
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Investment Markets
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2008
Age: 66
at Annual Meeting

Independent Director

Chairman of the Board of Directors

COMMITTEES
- Governance
- Human Capital

Kevin T. Kabat

Mr. Kabat is Chairman of Unum's Board of Directors, and the retired Chief Executive Officer and Vice Chairman of Fifth Third Bancorp, a diversified financial services company. He also served in numerous executive positions with Fifth Third. He has executive leadership experience, extensive financial, operating and strategic planning expertise and understands the importance of risk management and the challenges of managing a business in a highly regulated industry. Mr. Kabat also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Fifth Third Bancorp
CEO (2007–2015)
President (2006–2012)
Other executive roles, including with predecessor companies

PUBLIC COMPANY BOARD EXPERIENCE

NiSource Inc., since 2015 (Chair since May 2019)
Alvarium Tiedemann Holdings, Inc., since 2023
(Chair since January 2023)
*Prior board service: E*TRADE Financial Corporation (2016-2020, including Lead Independent Director from 2016-2020); Fifth Third Bancorp (2007-2016, including Executive Chairman from 2008–2010 and Executive Vice Chairman from 2012–2016)*

QUALIFICATIONS
- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2012
Age: 61
at Annual Meeting

Independent Director

COMMITTEES
- Audit (Chair)
- Risk and Finance

Timothy F. Keaney

Mr. Keaney retired as the Vice Chairman of the Bank of New York Mellon Corporation (BNY Mellon), a global investments company, prior to which he held various executive positions within the organization. He possesses significant operational, investment and financial experience with a public company in a highly regulated industry, including lengthy periods of executive leadership service in the U.K. Mr. Keaney is considered an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

The Bank of New York Mellon Corporation
Vice Chairman (2010–2014)
CEO, Investment Services (2013–2014)
CEO and co-CEO, Asset Servicing (2007–2012)
Other executive roles

PUBLIC COMPANY BOARD EXPERIENCE

Alvarium Tiedemann Holdings, Inc., since 2023

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Investment Markets
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2022
Age: 66
at Annual Meeting

Independent Director

COMMITTEES
- Human Capital
- Risk and Finance

Gale V. King

Ms. King is the former Executive Vice President and Chief Administrative Officer for Nationwide Mutual Insurance Company, a leading diversified insurance and financial services company, where she previously served as Executive Vice President and Chief Human Resources Officer and held a variety of other senior roles during her 37-year tenure. She has significant executive management and operational leadership experience, human capital management expertise, and an extensive background in driving strategy, change initiatives, and succession plans, all with a strong commitment to diversity, equity and inclusion. Ms. King also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Nationwide Mutual Insurance Company
Executive Vice President and Chief Administrative Officer (2012-2021)
Executive Vice President and Chief Human Resources Officer (2009-2012)
Senior Vice President, Property & Casualty Human Resources (2003-2009)

PUBLIC COMPANY BOARD EXPERIENCE

J.B. Hunt Transport Services, Inc., since 2020 (ending in April 2023)
AutoZone, Inc., since 2018

QUALIFICATIONS

- Business Operations
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2004
Age: 73
at Annual Meeting

Independent Director

COMMITTEES
- Governance (Chair)
- Regulatory Compliance

Gloria C. Larson

Ms. Larson retired as the President of Bentley University, one of the leading business schools in the U.S. Prior to her tenure at Bentley, she held numerous leadership positions in the legal, public policy and business fields. She possesses extensive experience in public service and regulatory issues, corporate governance and advising clients in the course of practicing law. Ms. Larson also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Harvard University Graduate School of Education
    President in Residence (2018–2019)
Bentley University
    President (2007–2018)
Foley Hoag LLP
    Law firm partner (1996-2007, including service as Co-Chair of Governmental Practices Group)
Other leadership positions with the Commonwealth of Massachusetts (Secretary of Economic Affairs) and the Federal Trade Commission (Deputy Director of Consumer Protection)

PUBLIC COMPANY BOARD EXPERIENCE

Prior board service: Boston Private Financial Holdings, Inc. (2015-2021)

QUALIFICATIONS

- Business Operations
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2015
Age: 54
at Annual Meeting

Director

President and CEO

Richard P. McKenney

Mr. McKenney is the President and Chief Executive Officer of Unum, previously having served as Executive Vice President and Chief Financial Officer. He has significant executive management, financial and insurance industry experience through his prior service as CFO of Unum and other public insurance companies, and through his current service as CEO. He has an intimate knowledge of all aspects of our business and industry, including operational, risk management and public policy, and close working relationships with senior management. Mr. McKenney also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Unum Group
    President and CEO (since 2015)
    Executive Vice President and CFO (2009–2015)
Sun Life Financial, Inc.
    Executive Vice President and CFO (2007-2009)
    Executive Vice President (2006-2007)

PUBLIC COMPANY BOARD EXPERIENCE

U.S. Bancorp, since 2017

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2015
Age: 66
at Annual Meeting

Independent Director

COMMITTEES
- Governance
- Human Capital

Ronald P. O'Hanley

Mr. O'Hanley is the Chairman, President and Chief Executive Officer of State Street Corporation, a provider of financial services to institutional investors worldwide, having previously served as the President and Chief Operating Officer. Prior to that he served as the President and CEO of State Street Global Advisors, the investment management arm of State Street Corporation. He has deep executive management and operational experience within the financial services industry, both domestically and internationally, as well as experience leading investment, financial and risk functions at large, global organizations.

CAREER EXPERIENCE

State Street Corporation
Chairman, since 2020; President and CEO, since 2019
President and COO (2017–2018)
Vice Chairman (during 2017)
President and CEO, State Street Global Advisors (2015-2017)

Fidelity Investments
President of Asset Management and Corporate Services, and member of Executive Committee (2010–2014)

Other senior leadership positions with The Bank of New York Mellon Corporation and McKinsey & Company, Inc.

PUBLIC COMPANY BOARD EXPERIENCE

State Street Corporation, since 2019 (Chairman since 2020)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Investment Markets
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management

Additional Current Director

As noted in Item 1 of the "Items to be Voted On" on page 105, Mr. Shammo will not stand for re-election at the 2023 Annual Meeting.



Director since 2015
Age: 62
at Annual Meeting

Independent Director

COMMITTEES
- Audit
- Regulatory Compliance

Francis J. Shammo

Mr.Shammo joined private equity firm Stonepeak Infrastructure Partners as a consultant in 2019. He retired in 2016 as Executive Vice President and Chief Financial Officer of Verizon Communications, Inc., a leading communications provider, prior to which he held increasingly senior leadership positions. He has significant executive management, financial, operational and risk management experience in the technology-heavy telecommunications industry, and has led business units with responsibility for sales, marketing and customer service for customers worldwide. He is also a certified public accountant and qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

Stonepeak Infrastructure Partners
Consultant, since 2019
Verizon Communications, Inc.
EVP and CFO (2010–2016)
President and CEO, Verizon Telecom and Business (2010)
President – Wireline (2009–2010)
Other executive positions with Verizon and its predecessor, which he joined in 1989

PUBLIC COMPANY BOARD EXPERIENCE

Prior board service: Avis Budget Group Inc. (2018-2020)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Financial Expertise/Literacy
- International
- Other Recent Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation

Summary of Director Nominee Qualifications and Experience

This table provides a summary view of the key qualifications and attributes of each director nominee. The absence of a designation does not mean a director does not possess that qualification or attribute.

Qualifications and Attributes	Theodore H. Bunting, Jr.	Susan L. Cross	Susan D. DeVore	Joseph J. Echevarria	Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gale V. King	Gloria C. Larson	Richard P. McKenney	Ronald P. O'Hanley
Accounting/Auditing	●	●	●	●		●	●			●	●
Business Operations	●	●	●	●	●	●	●	●	●	●	●
Capital Management	●	●	●	●		●	●			●	●
Corporate Governance/ESG			●	●	●	●	●	●	●	●	●
Financial Expertise/Literacy	●	●	●	●	●	●	●	●	●	●	●
Independence	●	●	●	●	●	●	●	●	●		●
Industry Experience		●	●	●	●	●	●	●		●	●
International		●		●			●			●	●
Investment Markets					●		●				●
Other Recent Public Board Experience	●	●	●	●	●	●		●	●	●	●
Public Company Executive Experience	●	●	●		●	●	●	●		●	●
Regulatory/Risk Management	●	●	●	●	●	●	●	●	●	●	●
Technology/Digital Transformation			●		●			●			
Demographic Background*											
Tenure (Years)	10	4	5	7	9	15	11	1	18	8	8
Age (Years)	64	63	64	66	67	66	61	66	73	54	66
Gender (Male/Female)	M	F	F	M	F	M	M	F	F	M	M
Race/Ethnicity											
African American/Black	●							●			
Hispanic/Latino				●							
Caucasian/White		●	●		●	●			●	●	●

* Tenure and age calculated as of the 2023 Annual Meeting. Tenure is rounded to the nearest year and calculated from date of first election.

Director Compensation

The Human Capital Committee (as used in this section, the "Committee") reviews our non-employee director compensation annually and makes recommendations for any adjustments to the Board as appropriate.

Benchmarking

With the assistance of its independent compensation consultant, Pay Governance LLC, the Committee reviews peer group data to understand market practices for director compensation.

Our non-employee director compensation is compared to that of companies in two groups: (1) the Proxy Peer Group described beginning on page 75 of this proxy statement; and (2) a general industry sample, which consisted of 119 companies for the Committee review held in November 2022. The Committee believes the companies in the general industry sample provide an additional appropriate comparison given that their revenues are well aligned with those of the company (data below as of December 2021):

- Revenues ranging from $5.3 billion at the 25th percentile to $15.9 billion at the 75th percentile (compared to Unum revenues of $12.0 billion).

The use of two groups provides an indication of director pay levels both within the insurance industry as well as the broader market from which we recruit experienced directors. The Committee uses the approximate median of these groups as a reference point for setting director compensation.

The Committee's consultant provided its annual analysis of non-employee director compensation at the November 2022 Committee meeting. At that time, director compensation was below the Proxy Peer Group median. Based on this review, the Committee adopted the consultant's recommendation that the annual cash retainer be increased by $5,000 and the annual equity award be increased by $15,000. This is the first change to our non-employee director compensation program since 2019. These changes will become effective in May 2023.

Elements of Non-Employee Director Compensation

Non-employee directors receive cash retainers and equity awards as outlined in the following table:

NON-EMPLOYEE DIRECTOR COMPENSATION

	2022 Pay ($)	2023 Pay ($)
All Directors		
Annual cash retainer	120,000	125,000
Annual restricted stock unit award	160,000	175,000
Committee Chairs		
Additional annual cash retainer	25,000	25,000
Board Chairman		
Additional annual cash retainer (paid 50% in cash and 50% in equity)	225,000	225,000

For new Board members, these amounts are prorated for partial-year service based on the date of election to the Board. Amounts may be deferred at the election of each director for payment in company common stock at a future date. Directors deferring cash compensation receive a number of deferred share rights equal to the number of whole shares of common stock that could be purchased for the deferred amount, based on the closing price of a share of common stock on the date the cash compensation would otherwise be payable.

Directors' expenses for attending Board and committee meetings, or other meetings relating to company business, are paid by the company. Directors are eligible to participate in our employee matching gifts program. Under this program, we match up to $10,000 each year for eligible gifts to nonprofit organizations. Directors can also elect to contribute to the Unum Political Action Committee (PAC) through a deduction from their annual fees earned. For those who choose to make a contribution to the Unum PAC and take advantage of the matching contribution feature, the company will make a matching contribution to the qualifying charity of the Board member's choice up to the $10,000 matching gift limit.

Mr. McKenney is employed by the company and receives no additional compensation for his Board service.

2022 Compensation

Our Board compensation year starts at each Annual Meeting and runs to the next Annual Meeting. The annual Board and committee chair cash retainers and restricted stock unit awards are paid/granted annually in advance. The additional retainer for the Board Chairman is paid in the form of 50% cash and 50% restricted stock units. The following table provides details of the compensation of each person who served as a non-employee director during 2022.

NON-EMPLOYEE DIRECTOR COMPENSATION

	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
	($)	($)	($)	($)
Theodore H. Bunting, Jr.	145,000	159,995	5,000	309,995
Susan L. Cross	119,996	159,995	10,000	289,991
Susan D. DeVore	120,000	159,995	10,000	289,995
Joseph J. Echevarria	144,995	159,995	—	304,990
Cynthia L. Egan	145,000	159,995	10,000	314,995
Kevin T. Kabat	232,500	272,509	—	505,009
Timothy F. Keaney	145,000	159,995	5,000	309,995
Gale V. King	147,284	196,376	10,000	353,660
Gloria C. Larson	145,000	159,995	10,000	314,995
Ronald P. O'Hanley	119,996	159,995	10,000	289,991
Francis J. Shammo	120,000	159,995	10,000	289,995

(1) Amounts represent retainers, including for service as Board Chairman and committee chairs, which were paid in 2022, either in cash or deferred shares, for 2022/2023 Board service. Ms. King's amount also includes a prorated retainer for her 2021/2022 Board service from the time she joined the Board on March 4, 2022 until the annual meeting in 2022.

Board members were given the opportunity to make a contribution to the Unum PAC from their fees earned. If the Board member elected to make a Unum PAC contribution, it was deducted from their cash fees and the remainder was paid in cash or converted to deferred share rights, based on the Board member's election. For those who chose to make a contribution to the Unum PAC and take advantage of the matching contribution feature, the company would make a matching contribution to the qualifying charity of the Board member's choice up to the $10,000 matching gift limit. For those who elect to have their Unum PAC contribution matched, the match is made in the next calendar year (i.e., in 2022 for the 2021 contribution or in 2023 for the 2022 contribution).

Messrs. Echevarria and O'Hanley and Mses. Cross and King each elected to defer their cash retainers, which were converted to deferred share rights with the value reflected in the table.

(2) On May 26, 2022, each then-serving non-employee director was granted 4,448 restricted stock units (RSUs) under our 2022 Stock Incentive Plan. Mr. Kabat was granted an additional 3,128 RSUs for his service as Board Chairman. Additionally, upon her appointment to the Board, Ms. King received a prorated grant of 1,322 RSUs for her 2021/2022 Board service. The amounts shown are the grant date fair market values of these RSUs.

We account for stock-based payments under the requirements of Financial Accounting Standards Board (FASB) ASC Topic 718 "Compensation - Stock Compensation" (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our Form 10-K for the year ending December 31, 2022.

The following table provides details of the unvested RSUs held by each non-employee director as of December 31, 2022. Although director RSU awards historically accrued dividend equivalents credited as additional RSUs, beginning with the May 26, 2022 grant, dividends on these RSUs are accrued in cash and paid at the same time that the underlying RSUs vest. Ms. King's prorated RSU grant from 2021/2022 Board service, including dividend equivalent units credited as additional RSUs, are included in the table below. Deferred share rights are fully vested and not reflected in the table below.

Director Name	Number of Restricted Stock Units Held at Fiscal Year End	Director Name	Number of Restricted Stock Units Held at Fiscal Year End
Theodore H. Bunting, Jr.	4,448	Timothy F. Keaney	4,448
Susan L. Cross	4,448	Gale V. King	5,804
Susan D. DeVore	4,448	Gloria C. Larson	4,448
Joseph J. Echevarria	4,448	Ronald P. O'Hanley	4,448
Cynthia L. Egan	4,448	Francis J. Shammo	4,448
Kevin T. Kabat	7,576		

(3) Amounts represent the company's matching gifts resulting from the directors' charitable gifts. The Unum PAC matching gifts elections are reflected for those who chose to make a contribution to the Unum PAC during 2021 and chose to take advantage of the matching contribution feature during 2022. For those who made a Unum PAC contribution during 2022 and elected to have their Unum PAC contribution matched, the match will be made in 2023 and reflected in the Non-Employee Director Compensation table next year.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own Unum equity securities with an aggregate value of five times the director's annual cash retainer (for a total current ownership requirement of $600,000, increasing to $625,000 in May 2023). New directors have five years from the date of their election to meet the ownership requirement.

Non-employee directors are required to retain 100% of the shares they receive as director compensation until their ownership requirement is met and must thereafter continue to meet the ownership requirement after giving effect to any proposed disposition of shares.

The Committee annually reviews each director's stock ownership level. If a director does not reach his or her ownership requirement within the time period provided, the Committee will determine whether action is appropriate. For purposes of calculating stock ownership, the greater of the spot price or the preceding 12-month average closing stock price is used to reduce volatility in outcomes. As of December 31, 2022, 10 of the 11 non-employee directors serving on the Board at that time met the ownership requirement. The only director who had not met the ownership requirement as of year-end 2022 joined the Board within the past five years and is expected to meet the ownership requirement within the applicable time period.

Board and Committee Governance

Corporate Governance Guidelines

The Board of Directors has adopted corporate governance guidelines on a number of significant matters, including director selection and independence, director responsibilities, Board leadership, and management succession. The corporate governance guidelines are available on our investor relations website under the "Governance" heading at *www.investors.unum.com*. The Governance Committee regularly reviews developments in corporate governance and recommends updates to the corporate governance guidelines and other documents as necessary or appropriate in response to regulatory requirements and evolving practices.

Board Leadership Structure

Kevin T. Kabat serves as non-executive Chairman of the Board and Richard P. McKenney serves as President and CEO of the company. As the non-executive Chairman, Mr. Kabat is also deemed the Lead Independent Director and, as such, has the responsibilities outlined in our corporate governance guidelines, including:

- Presiding at all meetings of the Board, including executive sessions of the non-management and independent directors;
- Communicating actions/issues arising from executive sessions to the CEO, as appropriate;
- Authority to call meetings of the independent directors;
- Authority to approve meeting schedules, agendas and information provided to the Board;
- Advising the Board on Board development, including Board and committee leadership succession planning;
- Unless otherwise determined by the Board, meeting with each director to evaluate the Board and committees and reporting this evaluation to the Governance Committee;
- When requested by the independent directors, hiring advisors to the independent directors, to be paid by the company;
- Receiving, through the Corporate Secretary, communications from shareholders seeking to communicate with the Board;
- Serving as a liaison to the independent directors; and
- If requested by major shareholders, ensuring he is available for consultation and direct communication.

The Board believes the current leadership structure provides significant independent oversight of management, as Mr. McKenney (our CEO and an employee of the company) is the only member of the Board who is not an independent director. The Board holds executive sessions, without management present, at each regularly scheduled in-person Board meeting. In 2022, the independent directors met alone in executive session five times, and each session was chaired by Mr. Kabat.

Our bylaws and corporate governance guidelines allow the offices of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to select the appropriate leadership for our company based on a number of factors, including the specific needs of the business and what best serves the company and shareholders at a given time. The independent directors of the Board will continue to review the Board's leadership structure periodically and may modify this structure from time to time as they determine appropriate and in the best interests of the company and shareholders.

Board Meetings and Attendance

The Board of Directors met five times during 2022. Depending upon committee assignments, a director generally had 14 to 20 meetings to attend in 2022. Average director attendance at Board and committee meetings was 99%, and each incumbent director attended at least 86% of the total number of meetings of the Board and committees on which he or she served during the period of the director's service in 2022.

Directors are expected to attend Annual Meetings. All current directors serving on the Board at the time of the 2022 Annual Meeting attended that meeting.

Committees of the Board

The Board of Directors has five standing committees: Audit, Risk and Finance, Governance, Human Capital, and Regulatory Compliance. Each committee has a charter available on our investor relations website under the "Governance" heading at *www.investors.unum.com*. In addition to the duties contained in their respective charters (some of which are listed under "Committee Responsibilities" below), each committee may be assigned additional tasks by the Board, and each is charged with reporting its activities to the Board.

BOARD MEMBERS AND COMMITTEES

	Audit	Risk & Finance	Governance	Human Capital	Regulatory Compliance
Theodore H. Bunting, Jr.				●	Chair
Susan L. Cross	●	●			
Susan D. DeVore	●	●			
Joseph J. Echevarria		Chair	●		
Cynthia L. Egan				Chair	●
Kevin T. Kabat			●	●	
Timothy F. Keaney	Chair	●			
Gale V. King		●		●	
Gloria C. Larson			Chair		●
Richard P. McKenney					
Ronald P. O'Hanley			●	●	
Francis J. Shammo[1]	●				●
2022 Committee Meetings	9	6	4	5	5

(1) As noted in Item 1 of the "Items to be Voted On" on page 105, Mr. Shammo will not stand for re-election at the 2023 Annual Meeting.

COMMITTEE RESPONSIBILITIES

Listed below are certain areas of responsibilities for the Board's committees. For a complete listing of each committee's responsibilities, please refer to their charters located on our investor relations website under the "Governance" heading at *www.investors.unum.com*.

Audit Committee[1]

- Assists the Board in its oversight of the integrity of the company's financial statements and related disclosures and the effectiveness of the company's internal control over financial reporting.
- Evaluates the qualifications, independence, and performance of the company's independent auditors, and has the sole authority to appoint and, if necessary, replace the company's independent auditors.
- Oversees the company's internal audit function.
- Assists the Board in its oversight of the financial risks of the company.
- Oversees the company's compliance with legal and regulatory requirements within the scope of the Audit Committee's responsibilities.
- A more complete description of the responsibilities of the Audit Committee is included in the "Report of the Audit Committee" on page 50.

Governance Committee[2]

- Assists the Board in implementation and oversight of our corporate governance policies. The Governance Committee identifies qualified candidates for the Board and recommends the individuals to be nominated by the Board for election as directors.
- Develops and recommends to the Board our corporate governance guidelines.
- Oversees the process for Board and committee evaluations.
- Advises the Board on corporate governance matters, including with respect to the size, composition, operations, leadership, succession plans and the needs of the Board and its committees.
- Oversees and monitors the effectiveness of the company's sustainability program, including strategy and key initiatives concerning environmental, social, and governance (ESG) matters, and annually reviews the company's ESG report.
- Advises the Board and other committees regarding ESG risks and opportunities.

Human Capital Committee[3]

- Assists the Board in oversight of our compensation and benefit programs, and related risks to support business plans, attract and retain key executives, and tie compensation to performance.
- Establishes our general compensation philosophy, principles and practices.
- Reviews and takes into consideration the results of any shareholder votes on executive compensation, including the results of the most recent shareholder advisory vote on executive compensation.
- Evaluates and approves compensation and benefit plans.
- Annually reviews performance and approves compensation of the CEO and other executive officers.
- Reviews and recommends to the Board the form and amount of director compensation.
- Oversees the company's development and implementation of, and monitors the effectiveness of, the company's policies and strategies relating to its human capital management function, including but not limited to talent management, inclusion and diversity, employee engagement and well-being, workplace environment and corporate culture, and employment practices.

Regulatory Compliance Committee[4]

- Assists the Board in its oversight of regulatory, compliance, policy and legal matters and related risks and compliance with laws and regulations.
- Monitors the effectiveness of our compliance efforts concerning applicable regulatory and legal requirements and internal policy.
- Reviews and discusses with management any communication to or from regulators or governmental agencies and any complaints, reports and legal matters that raise significant issues regarding our compliance with applicable laws or regulations.
- Monitors the investigation and resolution of any significant instances of noncompliance or potential compliance violations.

Risk and Finance Committee[5]

- Assists the Board in oversight of our investments, capital and financing plans and activities, including dividends and borrowings, and related financial matters and the associated risks. It also oversees our enterprise risk management activities and other risks not specifically allocated to another committee.

- Monitors, evaluates and recommends to the Board capital and financing plans, activities, requirements and opportunities.

- Oversees implementation of and compliance with investment strategies, guidelines and policies.

- Authorizes loans and investments of the company.

- Oversees and receives reports concerning overall management of risks arising under the company's information security (including cybersecurity) and business resiliency (including disaster recovery and business continuity) programs.

- Monitors, evaluates and makes recommendations regarding matters pertaining to our Closed Block segment, including long-term care business, that could have meaningful impact upon any of the matters for which the Risk and Finance Committee has oversight responsibility.

(1) All members of the Audit Committee meet the independence requirements of the SEC and the NYSE and our corporate governance guidelines. All four members of the Audit Committee are "audit committee financial experts" under SEC regulations, and are "financially literate" as required by the NYSE.

(2) All members of the Governance Committee meet the independence requirements of the NYSE and our corporate governance guidelines.

(3) All members of the Human Capital Committee meet the independence requirements of the NYSE for directors and compensation committee members and our corporate governance guidelines and are "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934.

(4) All members of the Regulatory Compliance Committee meet the independence requirements of our corporate governance guidelines.

(5) All members of the Risk and Finance Committee meet the independence requirements of our corporate governance guidelines.

The Board's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of the company's risks. The Board is responsible for managing strategic risk, and it regularly reviews information regarding our capital, liquidity and operations, as well as the risks associated with each. The Risk and Finance Committee is responsible for oversight of the company's enterprise risk management program, including financial risk, and operational risk, and receives a report on these activities at least quarterly. The Risk and Finance Committee is also responsible for overseeing risks associated with investments, capital and financing plans and activities, and related financial matters, including those pertaining to our Closed Block segment, and any other risks not specifically allocated to another committee for oversight. In addition, the Risk and Finance Committee oversees risks arising under our information security and business resiliency programs, including cybersecurity, disaster recovery, and business continuity risks, although other committees oversee cyber-related operational risks as necessary to carry out their responsibilities. The Audit Committee is responsible for oversight of financial risk and continues to fulfill its NYSE-mandated responsibility to discuss guidelines and policies with respect to the process by which the company undertakes risk assessment and risk management. The Human Capital Committee is responsible for overseeing the management of risks relating to our compensation plans and programs and, as more fully described below, receives an annual report from the company's Chief Risk Officer about these risks. The Regulatory Compliance Committee oversees management of risks related to regulatory, compliance, policy and legal matters, both current and emerging and whether of a local, state, federal or international nature. The Governance Committee assists the Board in implementation and oversight of the company's corporate governance policies and advises the Board on corporate governance matters and risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks in addition to the risk information it receives directly.

Compensation Risk

Each year, the company's Chief Risk Officer, in consultation with the Human Capital Committee, undertakes a risk assessment of our compensation programs and practices. This year's process included the following steps:

- Review of the overall design and philosophy of the company's incentive compensation programs, including any proposed changes;
- Receive reports from incentive program owners on risk assessment and management;
- Review and assessment of the 2022 annual incentive program and long-term incentive program performance measures for alignment with actual business results;
- Identification of fundamental principles to test, including the SEC's non-exclusive list of situations where compensation programs may have the potential to raise material risks to the company;
- Assessment of the incentive programs in light of the company's primary risks (as disclosed in the company's 2022 Form 10-K) and the company's annual financial and capital plans; and
- Review reports to the Human Capital Committee regarding incentive compensation programs.

Based on this assessment, the following conclusions were reached by the Chief Risk Officer and presented to the Human Capital Committee:

- The company's incentive program targets, thresholds, caps, metric weightings and payout curves are effective control mechanisms;
- The incentive plans are balanced and align the long-term interests of stakeholders and management;
- The program's goals are effectively balanced and consistent with the risk levels embedded in the company's financial and capital plans; and
- All potential awards are subject to Human Capital Committee discretion, and the company has a recoupment policy in place in the event of a material earnings restatement.

Accordingly, our Chief Risk Officer and the Human Capital Committee do not believe the company's compensation programs create risks reasonably likely to have a material adverse effect on the company, and the programs fall within the range of the company's risk appetite.

Oversight of Cybersecurity and ESG

The Risk and Finance Committee oversees the company's information security program, which includes controls and procedures for monitoring, reporting, managing, and remediating cyber threats and is designed to protect the confidentiality, integrity and availability of all data the company owns or possesses. The company's Chief Information Security Officer (CISO) manages the program, with collaboration across the company's businesses and functions. The CISO and the company's Chief Digital and Information Officer present updates quarterly to the Risk and Finance Committee and at least annually to the full Board. They also promptly inform and update the Risk and Finance Committee and the Regulatory Compliance Committee about any information security incidents that are determined to potentially pose significant risk to the company or require regulatory reporting. In conjunction with committee oversight, the full Board takes an active role in overseeing cybersecurity risk, which has included participation in a progressive, cyber incident tabletop exercise with senior management and third-party experts to increase preparedness for a potential data breach. Board members have also participated in a follow-up tabletop exercise that was conducted by senior management to enhance and refine the company's cyber incident response management plans and processes.

In addition to a focus on cybersecurity, as part of oversight of the company's strategic direction and risk management, Board members monitor progress on Unum's ESG strategies and initiatives. Discussions with senior management focus on the rapidly changing landscape, opportunities for leadership, and execution against strategic goals and priorities. The Governance Committee oversees and monitors the effectiveness of the company's sustainability program, including strategy and key ESG initiatives, although other Board committees regularly discuss and oversee specific ESG matters within their areas of responsibility, such as investments, climate change, public policy, inclusion and diversity, corporate culture, employee engagement, and corporate social responsibility. The Governance Committee receives quarterly reports concerning progress against corporate sustainability priorities and reviews annually the company's ESG report prior to publication. Board members also seek to understand investor and stakeholder expectations regarding ESG-related issues.

Director Retirement Policy

Our bylaws do not allow any person to serve as a director beyond the date of the Annual Meeting of Shareholders immediately following his or her 75th birthday.

Compensation Committee Interlocks and Insider Participation

During 2022, Mses. Egan and King and Messrs. Bunting, Kabat, and O'Hanley each served as a member of our Human Capital Committee. None of the members has served as an officer of the company, and during 2022 none of the members was an employee of the company. None of our executive officers served as a member of a board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Human Capital Committee.

Related Party Transactions and Policy

The Board has adopted a written policy concerning related party transactions. This policy covers any transaction in which the company was or is to be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. A "related party" means any of our directors, director nominees, executive officers, persons known to us to beneficially own more than 5% of our outstanding common stock, and any of their respective immediate family members, and any entity in which any of these persons has an interest as an employee, principal or 10% or greater beneficial owner or other material financial interest.

Prior to entering into a transaction that may be viewed as a related party transaction, the related party is responsible for notifying our general counsel of the facts and circumstances of the transaction. If the general counsel determines the proposed transaction is a related party transaction, it is submitted to the disinterested members of the Audit Committee for consideration at the next Committee meeting (or to the chair of the Committee if it is not practical to wait until the next meeting and the chair is not a related party to the transaction). The Committee considers all relevant facts and circumstances, including the benefits to the company, if the related party is an independent director or nominee, the potential effect of entering into the transaction on the director's or nominee's independence, any improper conflict of interest that may exist, the availability of other sources for the products and services, the terms of the transaction, and the terms available from or to unrelated third parties generally.

The transaction may be approved if it is determined in good faith not to be inconsistent with the best interests of the company and shareholders. Certain types of transactions are deemed to be pre-approved by the Audit Committee, including executive officer and director compensation arrangements approved by the Board of Directors or the Human Capital Committee, indemnification payments and any transaction between the company and any entity in which a related party has a relationship solely as a director, less than 10% equity holder, or employee (other than an executive officer), or all of these relationships.

The company has not engaged in any related party transactions since the beginning of 2022.

Codes of Conduct and Ethics

The Board has adopted a Code of Conduct establishing certain business practices and ethics applicable to all of our directors, officers and employees. Our Code guides employees on how to abide by the company's principles and access the resources available to address any ethical issues that arise. We provide online and toll-free access to report ethical issues confidentially, conduct annual training and offer self-service access to a variety of educational materials related to issues covered in our Code. The Board has also implemented a separate Code of Ethics applicable to our CEO and certain of our senior financial officers.

We expect all employees and officers of Unum to abide by the principles and policies set forth in our codes. Both of these codes are available on our investor relations website under the "Governance" heading at *www.investors.unum.com.* In the event we amend or waive any of the provisions of our codes applicable to our directors or executive officers, we intend to disclose them on this website to the extent required by SEC or NYSE rules.

Unum continuously strives to operate with the highest standard of excellence and fully understands that integrity and trust are central to all we do to support our customers and employees. This commitment was recognized externally for a third year, as Unum was named one of the World's Most Ethical Companies by The Ethisphere Institute, a nonprofit that defines and measures corporate ethical standards.

Other Governance Matters

Shareholder Engagement

In line with our commitment to open communication and transparency, a robust shareholder engagement process occurs throughout the year.

Our investor relations team maintains an open dialogue with the financial community, including our current shareholders. Quarterly earnings reports provide an opportunity to update the financial markets on the most recent financial results as well as strategy, capital management plans, and our outlook. The day after each quarterly earnings release, our executive management team, including the CEO, CFO and COO, hosts a conference call with the investment community with prepared comments on our results as well as a question and answer session.



Our Investor Relations team maintains an open dialogue with the financial community.



Investors and shareholders are invited to contact the investor relations team with questions regarding the company's results and strategy.

The investor relations team and executive management regularly participate in several financial services related conferences hosted by sell-side analysts or investment banking firms. During these sessions, we communicate with investors and shareholders, as well as investment analysts, in small group sessions and/or through management presentations. We also reach out to existing and prospective shareholders over the course of each quarter. Investors and shareholders are also invited to contact the investor relations team directly with questions regarding the company's results and strategy.

In the late summer and early fall, representatives from our investor relations, legal and human resources teams invite our top shareholders to engage, which in 2022 represented approximately 60% of our outstanding shares. The focus of these meetings is to discuss our business strategy, governance process and compensation practices, as well as to learn about any other topics that are important to our shareholders. During 2022, seven shareholders, representing approximately 25% of our outstanding shares, accepted our invitation for engagement. Shareholders representing approximately 20% of outstanding shares responded that a meeting was not necessary. Our independent Human Capital Committee Chair joined three of these meetings. Overall, these communications promote greater engagement with our shareholders on various corporate governance issues and provide a forum to share perspectives on our policies and practices. We also extended an invitation for engagement with two proxy advisory firms. Both firms declined a meeting indicating that they had no questions or overriding concerns with our corporate governance and executive compensation practices.



We provide a forum to share perspectives on our policies and practices.



Feedback from shareholder meetings is used to enhance proxy disclosures, governance and compensation changes.

During the winter, we review the feedback we received during the shareholder meetings with both our Governance and Human Capital Committees, as well as with the full Board, and use it to enhance proxy disclosures and consider any recommended governance and compensation changes prior to the next Annual Meeting. Following our Annual Meeting in the spring, we review our shareholder voting results, consider compensation and governance trends and current best practices, and conduct follow-up meetings with shareholders to address any issues.

The company historically holds outlook meetings to discuss our financial and capital plans and to update the financial community on our strategy. Most recently, the company held an outlook meeting on February 23, 2023; presentation materials related to that meeting may be found on the company's investor relations website under the "SEC Filings" heading at *www.investors.unum.com* or on the SEC's website at *www.sec.gov*.

For additional information on feedback we received from our shareholders during our outreach efforts, refer to page 7.

Environmental, Social and Governance Matters

We provide a critical financial safety net for millions of people, a fact that drives us to deliver for those who count on us. This focus on doing the right thing guides our approach to sustainability and social responsibility. Unum has a long tradition of engaging with shareholders, customers, employees, suppliers and communities on a variety of environmental, social and governance (ESG) matters.

In 2022, we continued to strengthen and mature our governance and disclosure of ESG matters, building on our most recent comprehensive sustainability assessment. This included evaluating additional emerging risks to our business, including climate change, as well as increased regulatory focus on ESG issues. We also updated our inclusion and diversity strategy and further refined our approach to integrating ESG factors into our investment decisions. In addition to these targeted efforts, we remained focused on providing meaningful opportunities for engagement with our key stakeholders on key ESG matters.

The Governance Committee of the Board provides oversight and guides the company's sustainability strategy and initiatives. They are responsible for monitoring the effectiveness of our sustainability program, including strategy and key initiatives and meet quarterly to review progress. This committee also provides guidance concerning ESG risks and opportunities.

Through this oversight, our corporate sustainability strategic framework provides a consistent approach to our ESG efforts, with goals focused on:

- Inclusive products and services;
- Responsible investment decisions; and
- Reducing our impact on the environment.

By implementing business strategies that align ESG issues with key economic drivers, we strive to create long-term value for investors, customers and our employees while benefiting our suppliers and the communities in which we operate.

We have also released a more comprehensive report of our progress. Our ESG report is available at *www.unum.com/about/responsibility*.

Good Governance and Responsible Business

We work to maintain a sound governance framework rooted in a culture of integrity and responsiveness to the long-term interests of our shareholders. Shareholder perspectives are valued by the Board and management as they consider the current governance landscape and shape our practices to keep pace with, if not stay ahead of, best practices. We list many of our governance practices on page 8.

This commitment to good governance was recently recognized externally, as Unum was named one of the World's Most Ethical Companies in 2023 by Ethisphere, a nonprofit that defines and measures corporate ethical standards. This is our third consecutive year receiving this honor.



CODE OF CONDUCT

Integrity and doing the right thing are embedded in our culture. Our Code of Conduct is a roadmap of nine principles for doing the right thing every time for our company, our customers, our colleagues and ourselves. It guides employees on how to abide by Unum's principles and access the resources available to address any ethical issues that may arise. *We Are Unum* is a collection of guiding statements that outline our expectations of employees and the commitments we make to them in return.

RESPONSIBLE INVESTING

Investment decisions on our $46 billion portfolio represent a significant component of our societal impact. Intensive research, disciplined processes and focused portfolio construction are foundational to our commitment to reliable investing. Our philosophy is to deliver consistent long-term investment returns while keeping risks at appropriate levels so we can deliver on our promises to policyholders and stakeholders.

We strive to be responsible stewards of our assets within a framework of strong governance and transparency. This includes:

- Being a signatory to the United Nations Principles for Responsible Investment, a step that we believe demonstrates our commitment to expanded disclosure and an investment approach that more formally integrates ESG factors into our decisions.

- Investing more than $800 million in ESG-related bonds and renewable energy projects that meet our stringent underwriting criteria.

- Investing $2 billion in bonds positively impacting areas such as education, healthcare and affordable housing.

Our research analysts have a strong understanding of the companies in which we invest and strive to take into account all relevant factors that contribute to informed investment decisions. Our internal ESG scoring covers approximately 96% of assets under management including our U.S. investment grade and high-yield corporates, U.K. investments, municipal and sovereign bonds, private placements, commercial mortgage loans and mortgage-backed securities.

PRIVACY AND CYBERSECURITY

Unum employs security measures designed to protect the confidentiality of personal information our customers entrust to us. Ongoing smart investments are designed to keep our information security program, including cybersecurity, highly effective, providing physical, technical and administrative controls in line with industry best practices. Key features of our cybersecurity program include:

- A global incident management team, which is responsible for oversight of business resiliency and for responding to threats, vulnerabilities, and incidents;

- An incident response plan that is tested two or more times annually through cross-functional exercises;

- Network, technical infrastructure, and application testing and surveillance;

- Periodic review of threats, vulnerabilities and other cybersecurity risks, both internal and external;

- Risk mitigation strategies, including internal and third-party risk assessments, as well as cybersecurity and privacy liability insurance that would defray the costs of an information security breach; and

- Annual employee training programs on information security, and cybersecurity practices and protection of data against cyber threats, as well as monthly employee phishing awareness campaigns.

RESPONSIBLE PRODUCTS AND ACCESS TO FINANCIAL PROTECTION BENEFITS

We help millions of people gain affordable access to disability, life, accident, critical illness, dental and vision benefits through the workplace — benefits that help them protect their families, their finances and their futures. We are focused on understanding and anticipating the evolution of the workforce so that the financial protection we provide aligns with emerging needs.

We participate in public policy discussions on a variety of issues related to our business and industry. One of our primary areas of focus is advocating for greater access to financial protection benefits for workers and their families in the U.S. and U.K. This issue continues to grow in significance as governmental revenue and funding for public safety net initiatives has declined.

Our engagement in these issues includes:

- Funding research on disability trends, the economic impact of financial protection benefits and consumer insurance purchasing habits;
- Providing expertise to federal and state agencies related to disability benefits; and
- Active participation in industry associations such as the American Council of Life Insurers.

Through engagement with legislators and other public officials at the state and federal level, we educate policymakers on the importance of making financial protection benefits widely available and easy to enroll in.

We monitor overall satisfaction through our customer relationship surveys and at key touchpoints during interactions with Unum. We continue to make investments in technology and our people to enhance the experience of our customers, and our goal is to continue delivering the best experience for those who rely on us for their employee benefit needs.

Social Impact

Engaging with employees, community partners and in the public discourse are key ways we work to create better places to live and work.

OUR CULTURE AND HUMAN CAPITAL MANAGEMENT

WORKPLACE EXCELLENCE

Workplace Recognition	Opportunity for All	Health & Wellbeing
Earned designation as a Great Place to Work for the fourth year in a row	Our commitment to equality has led us to be recognized as a leading employer for women, LGBTQ+ individuals, people with disabilities and new graduates (see page 48)	Recognized as a Best Employer for Excellence in Health & Wellbeing

The wellbeing of our employees is one of our top priorities and starts with a dynamic and welcoming workplace that embraces diversity, fosters collaboration and encourages employees to bring their best ideas to work every day. Our workspaces are designed to spark greater collaboration and innovation, and modern food services and fitness amenities promote greater wellbeing for employees.

We're also committed to providing the flexibility our employees need to thrive. As a hybrid company, we strive to capitalize on both the benefits of in-person interactions that happen at our offices and the flexibility of working from home. We continue to evolve our hybrid approach to strike the right balance between in-office and remote work to best support our customers and each other.

Work-life balance is a core value of ours, and we provide access to benefits and resources that employees need to enhance their health and wellbeing. We offer comprehensive health plans, annual screenings and onsite fitness centers at our primary facilities, and programs that educate employees and help them manage chronic health issues, as well as generous retirement benefits. Mental health resources for employees and wellbeing benefits such as online fitness classes and home office-based counselors help employees address some of today's most prevalent challenges. In 2023, we expanded our parental leave program in the U.S. to eight weeks of paid leave (an increase from six weeks) for parents of newborns, or children placed through surrogacy, adoption or foster care. Our recently launched Unum Employee Care Fund has provided 31 grants to employees impacted by disasters.

OTHER GOVERNANCE MATTERS

Our company has a strong focus on training and professional development. All employees participate in an annual curriculum of training on our Code of Conduct (which covers a variety of topics including ethics, anti-harassment, regulatory compliance and our business practices), privacy, and information security. We also provide employees and managers a variety of training and development programs tailored to their specific roles and support the professional development of our employees through our tuition assistance program.

Through engagement surveys and regular pulse checks, we monitor corporate culture and develop action plans to drive improvement in specific areas. We also seek feedback from employees through these surveys, employee town halls and other opportunities. High participation in these efforts has allowed us to track measurable improvements in engagement, inclusion and diversity and other key metrics over time.

These and other steps have helped to attract and retain talent and prepare our employees to deliver best-in-class customer service. We're also proud to have been recognized as a great place to work by several independent organizations and we will continue to make investments in our people and our culture to create a world-class workplace.

INCLUSION AND DIVERSITY

CULTURAL BELONGING

Equality	Disability Inclusion	Gender Equity
Named a Best Place to Work for LGBTQ+ Equality on the Corporate Equality Index	Named a Best Employer for Diversity by Forbes	Named by Forbes as one of the World's Top Female Friendly Companies and a Best Employer for Women

We are committing greater resources to foster a workplace that welcomes diverse backgrounds and perspectives, and reflects our customers and our communities. Our commitment starts at the top with our CEO and senior leadership team, who incorporate inclusion and diversity (I&D) into their individual performance plans. In 2022, Unum delivered on key priorities outlined in the company's I&D strategic plan that drives our collective responsibility for inclusion and diversity. Our strategy focuses on three key pillars that accelerate diversity of thought: Equitable Culture, Inclusive Teams, and a Representative Workforce. Our approach is centered around employee-led groups unified through an I&D Council that sets priorities. This council also partners with our Office of I&D to lead strategic, programmatic and systemic work to strengthen our culture of belonging. A variety of programming and new training launched in 2022 was provided for all employees to learn about issues such as unconscious bias and inclusion in the workplace.

Racial equity and equality are core workplace values and principles. As a company, we will continue to engage in difficult conversations to make progress, while always remaining respectful and empathetic to each other. Since launching the Unum Social Justice Fund in 2020, we have contributed more than $1 million to programs focused on systemic and policy change, training, economic justice and civic engagement. We also partner with local higher education institutions in the U.S. and U.K. to provide equitable opportunities for Black, Hispanic, Latino and socioeconomically disadvantaged students.

POSITIVELY IMPACTING OUR COMMUNITIES



COMMUNITY OUTREACH

$12 Million	Our Caring Spirit	45,000+ Hours
Contributed to charitable causes in 2022	The CEO Community Award – A Caring Spirit – is our highest level of recognition to honor employees who make a positive societal impact	Volunteered by employees to support our communities

We're dedicated to building stronger communities in the places where we live and work. Through financial gifts and employee volunteering, we partner with community organizations to create equitable opportunities for education and workforce development and promote healthier communities. We provide paid time off for employees to volunteer at company-sponsored activities and match employee giving to qualified organizations. Through these efforts, we support a variety of local charities every year.

We marked the tenth year of our Education Leaders Experience in Maine and South Carolina in 2022. This program offers educators a unique professional development opportunity to engage with community, business, and policy leaders. Participants learn about workforce challenges and opportunities, the economy and the critical role that education plays in sustaining economic growth. Since its inception, more than 300 educators have participated in this critical workforce development experience.

Last year, we also pledged $50,000 to humanitarian efforts through our Unum Poland business to support Ukrainian refugees. In addition to financial support, our colleagues in Poland collected hygiene kits, food and backpacks to support displaced families.

Being Good Stewards of the Environment

We're committed to helping protect the valuable resources that we all depend on to support quality of life for everyone. We do that by striving to understand and effectively manage our impact on the environment. Within our facilities, we have made significant strides in several areas to measure our impact and improve efficiencies to reduce our carbon footprint, including driving energy efficiencies, paper reduction and more efficient use of space. Through technology such as videoconferencing and remote access, and workplace flexibility initiatives, we also reduce employee travel to and from the office, and between our various locations. Ongoing employee education and engagement is key to these efforts. For example, through expansion of our composting program, we diverted approximately 26,000 pounds of waste to commercial composting facilities.

External Recognition

Our commitment to ESG issues has been validated by several independent organizations through various workplace, governance and ethics recognition programs, including the below.





































2022 World's Most Ethical Companies® — www.ethisphere.com — 2-Time Honoree

Forbes 2022 World's Top Female Friendly Companies — Powered by Statista

Human Rights Campaign Foundation — Best Places to Work 2022 for LGBTQ+ Equality — 100% Corporate Equality Index

Points of Light — The Civic 50

Forbes 2022 The Best Employers for Diversity — Powered by Statista

Business Group on Health — Best Employers — Excellence in Health & Well-Being 2022

NOD 2022 — Leading Disability Employer

Forbes 2022 The Best Employers for Women — Powered by Statista

Forbes 2022 The Best Employers for New Grads — Powered by Statista

DEI — Best Place to Work for Disability Inclusion 2022

WSB 2022 Awards — Winner — Unum UK — Mental Health Initiative Provider of the Year

Stonewall — Diversity Champion

The UK Health & Protection Awards 2022 — Winner — Best Marketing & Sales Support for Advisers

WSB 2022 Awards — Winner — Unum UK — Group Risk Provider of the Year

Disability Confident — Leader

Best Workplaces in Tech — Great Place To Work — Ireland 2022

Etyczna Firma

Kincentric — Best Employers — Poland 2022

Risk Management

Effectively taking and managing risks is essential to the success of our company. To facilitate this effort, we have a formal enterprise risk management (ERM) program, with the following key framework components:

- Risk-aware culture and governance
- Risk appetite policy
- Risk identification and prioritization
- Risk and capital modeling
- Risk management activities
- Risk reporting

The ERM program is managed by the company's Chief Risk Officer (CRO) and overseen by an executive risk management committee on which the CRO sits as a member. The CRO is supported by management committees that are responsible for identifying, measuring, reporting, and managing risks within their respective areas, consistent with our ERM framework. The CRO maintains a direct line of communication with the Risk and Finance Committee of the Board, which reviews and approves the company's risk appetite policy as part of its responsibilities. The risk appetite policy defines the company's approach to risk taking and guides decision-making as to the amount and types of risks we assume in fulfilling our purpose and advancing our strategy. In quarterly reports to senior management and the Risk and Finance Committee, as well as to the Audit Committee to aid its discussions on how the company undertakes risk assessment and risk management, the CRO summarizes our primary risk exposures (both existing and emerging) and assesses them against the limits and tolerances defined in our risk appetite policy. Additionally, the company's internal audit team conducts objective assurance and advisory audits of key areas of risk, the results of which are also reported to and discussed with the Audit Committee on a quarterly basis. The Board of Directors is responsible for the oversight of strategic risk and regularly reviews information regarding our capital, liquidity, and operations, as well as the risks associated with each, including as part of annual business and financial plans that are reviewed with and approved by the Board.

We assess material risks, including how they affect us and how individual risks interrelate, to effectively manage our risks. We use qualitative and quantitative approaches to assess existing and emerging risks and to develop mitigating strategies to limit our exposure to both. We utilize stress testing and scenario analysis for risk management and to shape our business, financial, and strategic planning activities. Stress testing and scenario analysis are key components of our ERM program and play an important role in monitoring, assessing, managing, and mitigating our primary risk exposures, which we evaluate over multiple time horizons.

Risk identification and prioritization is an ongoing process, whereby we identify and assess our risk positions and exposures, including notable risk events. Additionally, we identify emerging risks and analyze how material future risks might affect us, and consult with outside advisors and experts to help us anticipate future threats and trends.

Report of the Audit Committee

The Audit Committee (in this report, the "Committee") is appointed by the Board of Directors and operates under a written charter adopted by the Board, a copy of which is available on the company's investor relations website under the heading "Governance" at *www.investors.unum.com*. The Committee is comprised solely of independent directors who meet the independence requirements of the SEC and the NYSE. All members of the Committee are "financially literate" as required by the NYSE, and the Board has determined that all four current members are "audit committee financial experts" under SEC regulations.

The primary purpose of the Committee is to assist the Board in its oversight of the:

- Integrity of the company's financial statements and related disclosures;
- Effectiveness of the company's internal control over financial reporting;
- Compliance by the company with legal and regulatory requirements;
- Qualifications, independence and performance of the company's independent auditor;
- Responsibilities and performance of the company's internal audit function; and
- Financial risks of the company.

The Committee is also responsible for discussing guidelines and policies for how the company undertakes risk assessment and risk management. The Committee receives regular enterprise risk management (ERM) reports presented to the Risk and Finance Committee, as well as the Own Risk and Solvency Assessment (ORSA) summary report. The ORSA summary report provides strong evidence of the strengths of the company's ERM framework, measurement approaches, key assumptions used in assessing our risks, and prospective solvency assessments under both normal and stressed conditions.

Management is primarily responsible for the preparation, presentation and integrity of the company's financial statements and for the reporting process, including the establishment and effectiveness of the company's internal control over financial reporting. The company's independent auditor is responsible for performing an independent audit of the financial statements and of the effectiveness of the company's internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (PCAOB). The independent auditor reports directly to the Committee, which is responsible for the appointment, compensation, retention and oversight of the work performed by the independent auditor.

The Committee met nine times during 2022. The Committee regularly held executive sessions and met separately with its independent auditor, Ernst & Young, and with the internal auditors without management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and the independent auditor matters relating to the company's accounting and financial reporting processes, including the internal control over financial reporting; reviewed and discussed with management and the independent auditor the company's annual and quarterly financial statements and related disclosures in reports filed with the SEC; preapproved all audit services and permissible non-audit services performed by the company's independent auditor; reviewed and discussed with management the responsibilities and performance of the internal audit function; discussed with management policies relating to risk assessment and risk management, as well as specific financial risks; and obtained and reviewed reports concerning the company's policies and procedures for maintaining compliance with legal and regulatory requirements. In carrying out this responsibility, the Committee also monitors whether there is appropriate external and internal auditor focus each year on the company's IT environment and controls, which in 2022 included internal audit plan coverage of data governance and protection (including cybersecurity), and information security and privacy risk as common scope elements of all audits, as well as an annual SOC 2 assessment.

The company's internal audit function, under the direction of the chief auditor, reports directly to the Committee, which is responsible for the oversight of the work performed by the internal auditors. The internal auditors are responsible for, among other matters, conducting internal audits designed to evaluate the company's system of internal controls. The Committee received regular status reports from the internal auditors concerning the overall scope and plans for their audits. The Committee met with the internal auditors, with and without management present, to discuss their audit observations and findings, management's responses, and their evaluation of the effectiveness of the company's internal control over financial reporting.

The Committee reviewed and discussed with management the company's audited financial statements for the year ended December 31, 2022, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and assumptions that could impact the amounts reported in the company's financial statements, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed with the independent auditor the overall scope and results of the independent audit and its judgments of the quality and acceptability of the company's accounting principles. The Committee also engaged in discussions with management and the independent auditor concerning, among other matters, management's assessment of reserve adequacy across all major business lines, which is presented to the Committee each year. The Committee discussed with the independent auditor the matters required to be discussed by applicable standards of the PCAOB and the Commission. Under PCAOB standards requiring discussion of critical audit matters (CAMs) in auditor reports, the independent auditor discussed with the Committee a CAM relating to the company's reserves for long-term care policy and contract benefits, which is described in the independent auditor's report on the company's 2022 financial statements. During 2022, the Committee also met and regularly discussed with management and the independent auditor emerging accounting standards and associated implementation plans, including Accounting Standard Update 2018-12 issued by the Financial Accounting Standards Board. The Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence. In addition, the Committee discussed with the independent auditor matters relating to its independence, including consideration of whether the independent auditor's provision of non-audit services to the company is compatible with the auditor's independence.

Each year, the Committee evaluates the performance of its independent auditor, including the senior audit engagement team, and considers whether to retain the current independent auditor or consider rotating the engagement to a different audit firm. In doing so, the Committee takes into consideration a number of factors, including the professional qualifications of the firm and the lead audit partner, the quality and candor of the firm's communications with the Committee and the company, and evidence supporting the firm's independence, objectivity, and professional skepticism. The Committee and its chair are also directly involved in the selection of the independent auditor's lead engagement partner, who is required to rotate off the engagement after five years of service. Before the current lead engagement partner assumed this role in 2019 (at that time, a candidate), Committee members held discussions with the exiting partner, the candidate, and company management concerning the candidate's experience and qualifications for the role.

Based on its evaluation, the Committee has determined that the continued retention of Ernst & Young to serve as the company's independent auditor is in the best interests of the company and its shareholders. Accordingly, the Committee appointed Ernst & Young as the company's independent auditor for 2023. Ernst & Young has served as the company's independent auditor since the merger of Unum and Provident in 1999, and before that served at various times as the independent auditor for the company and certain predecessor companies. Although the Committee has sole authority to appoint the independent auditor, the Committee recommended that the Board of Directors seek shareholder ratification of the appointment at the Annual Meeting as a matter of good corporate governance.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the company's audited financial statements for the year ended December 31, 2022 be included in the company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Audit Committee

Timothy F. Keaney, Chair

Susan L. Cross

Susan D. DeVore

Francis J. Shammo

Compensation Discussion and Analysis

In this section, we provide an overview of our compensation philosophy and processes, and explain how the Human Capital Committee of our Board (referenced throughout this section as the "Committee") arrived at its compensation decisions for the below named executive officers (NEOs) for 2022.

- **Richard P. McKenney**, President and Chief Executive Officer
- **Steven A. Zabel**, Executive Vice President, Chief Financial Officer
- **Michael Q. Simonds**, Executive Vice President, Chief Operating Officer
- **Lisa G. Iglesias**, Executive Vice President, General Counsel
- **Timothy G. Arnold**, Executive Vice President, Voluntary Benefits and President, Colonial Life

Business and Performance Review

2022 Performance

Unum's purpose is to help the working world thrive throughout life's moments. We deliver on that commitment as a leading provider of financial protection benefits in the United States, United Kingdom and Poland. Through these benefits, we protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life. Unum also offers services that help companies manage workplace wellbeing and regulatory challenges.

In 2022, Unum delivered record after-tax adjusted operating earnings of $1.25 billion as the company returned to pre-pandemic operating levels. Double-digit sales growth across our core operations and increased premium income highlighted the strong demand for our products and services, particularly in our group disability and leave management businesses. Claims experience returned to more normal levels as COVID-related group life and disability claims receded throughout the year. The introduction of new digital capabilities enhanced the enrollment, claims and leave experiences for customers while streamlining benefits administration for employers. Certain macro-economic trends during 2022, such as strong employment, wage inflation and rising interest rates, were also beneficial for our business.

Below are key financial performance measures from 2022. Additional measures, including those we use for annual and long-term incentive decisions, can be found beginning on page 60.

GAAP RESULTS		AFTER-TAX ADJUSTED RESULTS[1]		BOOK VALUE[1,2]
NET INCOME	**PER SHARE**[3]	**OPERATING INCOME**	**PER SHARE**[3]	**PER SHARE**
$1.31 billion	**$6.50**	**$1.25** billion	**$6.21**	**$60.45**
YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE
▲ 59.5%	▲ 61.7%	▲ 40.7%	▲ 42.8%	▲ 10.7%
RETURN ON EQUITY (consolidated) 12.8%		RETURN ON EQUITY (consolidated) 11.6%	RETURN ON EQUITY (core operations) 17.4%	

(1) After-tax adjusted operating results and book value per share, excluding AOCI, are non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix A of this proxy statement.

(2) Excluding AOCI.

(3) Assuming dilution.

Operating Highlights

We delivered on our purpose of helping the working world thrive throughout life's moments in 2022. Unum paid nearly $8.0 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our interaction with customers and partners were high. We also remained focused on enhancing the experience of our customers through leveraging technology, improving processes and training employees.

We accelerated our digital transformation in response to evolving customer expectations by investing in technologies that allow us to rapidly address market needs and seize new opportunities. These technologies create new digital experiences for customers, automate and modernize business processes, track key metrics, deliver new products and services to market faster, and improve customer satisfaction. By enhancing our digital capabilities, we strive to enrich the experience for our customers and enhance the effectiveness of our people.

Our well-diversified portfolio delivered consistent investment income. Due to the nature of our business, we invest in long-term securities focusing on asset liability management and sound risk management. In 2022, our portfolio performed well in a volatile interest rate environment and benefited from hedges, which were added to manage our reinvestment risk. As a United Nations Principles for Responsible Investment signatory, we are committed to expanded disclosure and an investment approach that more formally integrates ESG factors into our investment decisions.

Long-Term Care Performance

The same discipline that allows our core franchise to be successful also benefits our long-term care (LTC) business. LTC is part of our Closed Block that consists of policies that we continue to service and support, but no longer actively market. We manage this block with a combination of rate increases, risk management, tailored investment strategy and ongoing monitoring of emerging experience to inform updates to our reserve liability assumptions and prudent capital infusions.

Following an examination of one of our Maine-domiciled insurers, in 2020 the Maine Bureau of Insurance required us to establish additional LTC statutory reserves, permitting this to be done over a period of seven years. We view the additional statutory reserves as further increasing margin over our best estimate assumptions. In the last three years, LTC statutory reserves were increased by approximately $1.2 billion, and we plan on completing the recognition of these additional required reserves by the end of 2023, three years ahead of schedule.

Through these and other steps — including annual comprehensive adequacy reviews — we continue to take action designed to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

Capital Generation for Shareholders

Because of our strong financial performance, we generated premium growth and strengthened our capital position in 2022, allowing us the opportunity to deploy capital in a number of ways.

- We invested in our people, products and technology to drive growth.
- We paid out more than $255 million in dividends, or $1.26 per share, in 2022.
- We purchased approximately $200 million worth of our shares in 2022.

Our credit ratings are reflective of a strong balance sheet, favorable operating results, and a highly respected brand in the employee benefits market.

Total Shareholder Return

Unum delivered exceptional value to shareholders in 2022 as the company accelerated its recovery, returning to pre-pandemic operating levels and outpacing the performance of our peers. The company experienced increased demand for its products and services, highlighted by double-digit sales growth and strong persistency in our core operations. Record after-tax adjusted operating earnings per share illustrated Unum's disciplined approach to pricing and balanced expense management, while our ability to generate substantial excess capital provided financial flexibility to invest in growth initiatives, fund long-term needs in our Closed Block segment and increase dividends for shareholders.

Total shareholder return (TSR) for 2022 was nearly 74%, which exceeded the S&P 500, our industry benchmark and our proxy peer group. This was a noteworthy improvement from the prior year and reflects the strength of our franchise, capital position and performance of our core operations. In 2022, Unum saw growth in book value per share (excluding AOCI) and premium income, a long-term trend that continued during the pandemic. Certain macro-economic factors, such as strong employment, wage inflation and rising interest rates, are beneficial for our business, and we believe will continue to drive greater recognition of our value to investors.

In addition to our core operations, our Closed Block segment primarily consists of long-term care (LTC) policies and older individual disability policies that Unum continues to service and support. After agreeing to increase LTC statutory reserves over a multi-year period starting in 2020, we accelerated these planned contributions over the last two years and expect to complete the recognition of these additional required reserves by the end of 2023, three years ahead of schedule. Through these and other steps, we continue to take action designed to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

The pandemic highlighted the critical role and growing need for our products and services. We believe this, combined with our history of consistent execution and strategy of prioritizing funding of growth initiatives, makes Unum an excellent long-term investment.

TOTAL SHAREHOLDER RETURN

	1 Year	3 Year	5 Year
Unum	**73.62%**	**62.51%**	**(8.68)%**
Proxy Peer Group	5.36	25.08	24.59
S&P 500	(18.11)	24.79	56.88
S&P Life & Health Index [2]	10.34	36.53	33.25



CORE OPERATIONS PREMIUM GROWTH (Billions)



BOOK VALUE PER SHARE (Excl AOCI) [1]

(1) Non-GAAP financial measure, see Appendix A for reconciliation.
(2) S&P 500 Life & Health Insurance Sub Industry Index.

2022 Say-on-Pay Vote and Shareholder Outreach

Our 2022 shareholder proposal to approve executive compensation received 95% support. In 2022, as in prior years, we invited our top shareholders, representing approximately 60% of our outstanding shares, to engage with us on business, governance, and compensation matters. Seven shareholders, representing approximately 25% of our outstanding shares, accepted our invitation for engagement, and we met with each of them. Another five shareholders, representing approximately 20% of our outstanding shares, responded that a meeting was not necessary. Our independent Human Capital Committee Chair joined three of the meetings.



95%

VOTE FOR

Overall, the shareholders we spoke with generally had favorable comments about our practices and programs, which is also evidenced by our most recent say-on-pay vote results (approximately 95% in 2022, 92% in 2021 and 94% in 2020). During the 2022 outreach efforts, we received positive commentary on the compensation disclosure in our proxy statement. We also received feedback on other governance matters, which are detailed on page 7.

We extended an invitation for engagement with two proxy advisory firms. Both firms declined a meeting indicating that they had no questions or overriding concerns regarding our executive compensation program.

Overall, shareholders appreciated the opportunity to engage in these discussions. They also appreciated the company's willingness to consider their input on both executive compensation and governance practices. We are committed to continuing our shareholder engagement efforts in the future.

Compensation Program Structure

Our executive compensation philosophy is to reward performance that helps us achieve our corporate objectives, increase shareholder returns, attract and retain talented individuals, and promote a culture of ownership and accountability in the company. We do this by:

- Offering base salaries that reflect the competitive market as well as the roles, skills, abilities, experience, and performance of employees;

- Providing incentive opportunities for all employees based on the achievement of corporate and individual performance goals; and

- Aligning the interests of management and shareholders by offering long-term cash and equity awards that are performance-based and requiring senior officers to own and retain a specified value of shares. Our long-term incentive awards are granted in the current year based on performance from the prior year (i.e., awards granted in 2022 were based on 2021 performance; see the "Long-Term Incentive" section below for additional details).

Elements of Pay

There are five primary elements of pay in our 2022 executive compensation program, which are summarized in the following table.

	BASE PAY	SHORT-TERM	LONG-TERM		RETIREMENT & WORKPLACE BENEFITS
		ANNUAL INCENTIVE(1)	CIUs(1)	RSUs	
Primary Purpose	Reflects the market for similar positions as well as individual skills, abilities & performance	Rewards short-term performance	Rewards long-term performance, aligns interest with stockholders & promotes a culture of ownership and accountability		Addresses health, welfare & retirement needs
Performance Period	N/A	1 year	3 years prospective	1 year (vests over 3 years)	N/A
Form	<-------------- Cash -------------->			Equity	N/A
Payment/Grant Date	Ongoing	<----- In March based on prior year performance ----->			Ongoing

(1) For details on specific performance measures see "Annual and Long-Term Incentive Programs" below.

Those pay elements that are "at risk," or contingent upon individual or corporate performance, are noted in the charts below. A substantial majority of our NEOs' targeted total direct compensation (fixed salary and variable annual and long-term incentive awards) is at risk. This design creates an incentive for achievement of performance goals (short- and long-term) and aligns the interests of our executives with those of our shareholders. In 2022, 91% of Mr. McKenney's targeted total direct compensation was at risk. For the remaining NEOs, an average of 77% of their aggregate targeted total direct compensation was at risk.





CHIEF EXECUTIVE OFFICER TARGET TOTAL
Direct Compensation Mix
At Risk 91%
9%
21%
70%
OTHER NAMED EXECUTIVE TARGET TOTAL
Direct Compensation Mix (Average)
At Risk 77%
23%
28%
49%
Base Salary
Annual Incentive
Long-Term Incentive

Components of Executive Compensation

Base Salary, Annual and Long-Term Incentives

Salaries for our NEOs are established based on their position, skills, experience, responsibilities, and performance. Competitiveness of salary levels is assessed annually relative to the median of salaries in the marketplace using the benchmarking sources noted beginning on page 75 for similar executive positions. Adjustments may be considered for factors such as changes in responsibilities, individual performance, and/or changes in the competitive marketplace.

Annual and long-term incentive targets are set based on consideration of each NEO's current target, the median of the appropriate comparator group, and each NEO's target relative to the other NEOs given their respective levels of responsibility. For purposes of determining the amount of annual incentive and long-term incentive awards for our NEOs, the Committee establishes a target amount as a percentage of each executive's salary, except that the long-term incentive target is set as an absolute dollar amount for the CEO.

At its February 2023 meeting, after consideration of company and individual performance during 2022, each executive's responsibilities, tenure and market data, the Committee established our NEOs' base salaries and annual and long-term incentive targets for 2023 as outlined in each NEO's "Performance Assessment and Highlights" summary beginning on page 68. The Committee believes the 2023 compensation decisions position all of our NEOs' targeted total direct compensation within an appropriate range of the market median given each executive's performance and tenure in his or her current position.

Individual Performance Evaluations

Individual performance is evaluated by the Committee against each NEO's goals and metrics, specific to his or her respective business area. These goals and metrics are set in the beginning of the year and include the following performance categories:

- Business and financial objectives the Board approved for the company;
- Strategic objectives by business area;
- Talent management initiatives;
- Building a culture of inclusion and diversity; and
- Operational effectiveness and efficiency.

EVALUATION CRITERIA

In evaluating how effectively the NEOs met their goals, the Committee considers:

- Company performance;
- For the CEO, the Board's assessment of his performance, as well as his self-assessment;
- For NEOs other than the CEO, the performance assessments of the NEOs as completed by the CEO or the COO, as applicable. The performance assessment is based on a combination of performance feedback from the NEO's direct manager, peers, direct reports, and other partners, as well as his or her self-assessment; and
- Written assessments by Board members of each NEO against their stated goals in the areas listed below.

CEO		Other NEOs	
✓	Financial performance	✓	Demonstrated performance
✓	Leads strategy and aligns goals	✓	Commitment to the enterprise and their business unit
✓	Directs resources and talent to achieve strategic initiatives	✓	Ability to balance complex and competing factors
✓	Drives execution	✓	Builds relationships and communicates to all stakeholders
✓	Manages risk while leading for the future	✓	Effectively manages Board relations
✓	Sets cultural norms	✓	Strategic and succession planning, and leadership development
✓	Understands and proactively addresses emerging issues	✓	Demonstrates leadership
✓	Builds relationships and communicates to all stakeholders	✓	Building and sustaining a high-functioning organization
✓	Understands governance and fosters Board relationships		

Based on the NEOs' individual performance goals and the performance assessments completed by their manager (the CEO for all NEOs other than Mr. Arnold, who reports directly to Mr. Simonds) and Board members, the Committee approves annual incentive and long-term incentive awards for each of them. An overview of each NEOs performance for the year, along with information on their annual and long-term incentive awards, is included in the "Performance Assessment and Highlights" section below.

Annual and Long-Term Incentive Programs

Company Performance Targets

Each year, the Committee sets corporate performance measures along with targets for each performance measure. The Committee assigns weightings to each performance measure based on relative importance to the company, and uses actual performance against these measures to calculate annual and long-term incentive award values.

Targets for each performance measure align with our core operating principles:

- Strong operational performance
- Disciplined growth
- Effective risk management
- Consistent capital generation

The performance measures in incentive plans are a direct output of our business plans, which are approved by the Board each year.

Goal Rigor

When designing our business plans, we carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch designed to drive consistent growth and improvement. External economic factors are also considered, including: (1) the overall economic growth rate, (2) employment and wage growth, which impacts our overall premium levels, and (3) the interest rate and investment environment, which can have a significant impact on our overall profit margins.

We set challenging performance measures within our business plans to align their achievement with long-term value for shareholders. As part of this process, we conduct sensitivity testing to assess upside and downside risk, which is then reviewed to ensure an appropriate degree of rigor in the plan. In setting certain goals, such as operating expenses, we consider factors beyond the desire for absolute growth, including the appropriate level of investment in the business, anticipated people costs, and the overall business environment. Balancing these multiple considerations, we set an expectation for higher 2022 expenses driven by wage inflation, pandemic related costs, and a normalizing environment.

Based on the above, the Committee established performance measures and incentive payout targets that appropriately align pay with performance.

In early 2022, after completing a review of proxy peer practices, the Committee determined to change the payout opportunity for each measure from 0-150% to 0-200% both for annual incentives and establishing target long-term incentive (LTI) program grant values. The majority of our peers have maximum payouts under their plans of 200% of target. As part of this change, the Committee removed the individual multiplier for Executive Vice Presidents and the CEO. However, the CEO retained discretion with respect to his recommendations to the Committee for final payouts for the Executive Vice Presidents that report to him and to discuss recommendations for Mr. Arnold with Mr. Simonds (to whom Mr. Arnold reports).

Beginning in 2023, the Committee has added a strategic objectives modifier to the calculation of annual and long-term incentive awards. The strategic objectives modifier provides for an adjustment to the payout opportunity based on an assessment of each NEO's performance in key focus areas including strategy, effective risk management, and talent initiatives, and is intended to incentivize our executives to place greater emphasis and attention on areas critical to the company. This aligns with our refreshed purpose-driven strategy that sharpens our focus on making targeted investments that will create great experiences and help our company grow.

Our incentive plans are subject to an annual risk assessment by our Chief Risk Officer, which is discussed with the Committee as described on page 38.

2022 Annual Incentive Plan

Subject to eligibility requirements, non-sales employees (including our NEOs) are eligible to receive an annual incentive award each year. Our plan has objective performance targets which are used to determine overall company performance. Each performance measure has been selected because the Committee believes it is an appropriate driver of long-term shareholder value:

Annual Incentive Performance Measure	Weighting		Purpose
After-Tax Adjusted Operating Earnings Per Share	35%	⇨	Measures profitability achievement
Consolidated Adjusted Operating Return on Equity	15%		
Earned Premium	15%	⇨	Measures growth and competitiveness of the business
Sales	15%		
Customer Experience	10%	⇨	Measures effective and efficient customer service
Operating Expense Ratio	10%		

Our annual incentive awards reward performance based on the achievement of these company performance measures, which the Committee believes aligns compensation with the objectives of shareholders. The process for determining the 2022 annual incentive awards was as follows:

$$(\$) \quad \times \quad (\%) \quad = \quad (\$)$$

2022 Annual Incentive Target for NEOs $\quad$ **2022 Company Performance**[1] $\quad$ **2022 Annual Incentive Award** [2]

(1) The Committee determines the final percentage considering all performance measures, including, but not limited to, the quality of financial results. For details on adjustments for 2022, see discussion below.

(2) The CEO has discretion with respect to payout recommendations for Executive Vice Presidents, which the Committee considers. For information on recommendations, see "Performance Assessment and Highlights" below.

Items Excluded When Determining Company Performance

When establishing the performance measures and weightings, the Committee determined that the effect of certain items not included in the financial plan would be removed from the calculation of the company's performance, for purposes of both the annual and long-term incentive plans, should they occur. The Committee has approved the same criteria for 2023 as in 2022, adding one new item (last bullet). The Committee believes it is appropriate to exclude the items below because they: (1) are unusual or infrequent in nature, (2) do not directly reflect company or management performance, or (3) could serve as a disincentive to capital management or other decisions in the best interest of the company and shareholders. The items are:

- Unplanned adjustments resulting from accounting standards and/or policy changes, legal, tax or regulatory rule or law changes;

- The impact of any unplanned acquisitions, divestitures or block reinsurance transactions;

- Unplanned adjustments to the Closed Block of business;

- The effect of any unplanned regulatory, legal or tax settlements;

- The effect of unplanned changes to strategic asset allocation;

- Unplanned debt issuance, repurchasing or retirement; or stock repurchase or issuance;

- The effect of differences between actual currency exchange rates versus exchange rates assumed in the financial plan;

- Unplanned fees or assessments, including tax assessments, from new legislation;

- The effect on revenue from unplanned variances from floating rate securities and index-linked securities (for our Investments Plan only);

- The effect of a global pandemic and other economic and environmental pressures impacting results;

- Unplanned reserve assumption updates or associated amounts;

- The effect of asset Impairments — including, but not limited to, premiums receivable, reinsurance recoverable, property and equipment, right-of-use assets, value of business acquired and goodwill;

- Unplanned restructuring costs; and

- The effect on reserves from differences between actual discount rates and discount rates assumed in the financial plan.

Annual Incentive Results

2022 ANNUAL INCENTIVE TARGETS AND RESULTS ($ in millions, except per share data)

	Threshold(1)	Target(1)	Maximum(1)	Actual result	Component Weight	Result
Unum Group (actual results in blue)						
After-tax adjusted operating earnings per share(2)	$3.80	$5.06	$5.82	$6.21	35%	Exceeded maximum
Consolidated adjusted operating return on equity(3)	7.2%	9.6%	11.1%	11.6%	15%	Exceeded maximum
Earned premium(4)	$7,296.6	$8,584.2	$10,301.0	$8,679.1	15%	Slightly above target
Sales	$1,266.6	$1,688.8	$2,111.0	$1,757.1	15%	Slightly above target
Customer experience(5)	70.0%	100.0%	120.0%	97.0%	10%	Slightly below target
Operating expense ratio(6)	20.9%	18.9%	16.9%	19.1%	10%	Slightly below target

(1) For each performance measure, there is no payout at or below the threshold. The payout would be 200% for performance at or above the maximum. For performance between defined levels, the payout is interpolated.

(2) After-tax adjusted operating earnings per share is defined as net income adjusted to exclude after-tax net investment gains or losses and amortization of the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix A of this proxy statement divided by dilutive outstanding weighted average shares. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives.

(3) Consolidated adjusted operating return on equity is calculated by dividing after-tax adjusted operating income by the average of the beginning- and end-of-year stockholders' equity adjusted to exclude the net unrealized gain or loss on securities and the net gain or loss on hedges.

(4) Earned premium is calculated for our core operations (Unum US, Unum International, and Colonial Life).

(5) Customer experience is based on the quality of our customers' experiences (via customer surveys) and includes measures focused on areas that impact customer loyalty and satisfaction. In 2022, we transitioned to a 100% scale to improve clarity of reporting; however, the methodology for setting and measuring the customer experience goal was unchanged.

(6) The operating expense ratio is equal to operating expenses as a percentage of earned premium (or total company expense over total company earned premium) inclusive of the Closed Block and Corporate segments.

As discussed above, the Committee applied the criteria and standards approved when it established the 2022 annual incentive targets to adjust annual incentive plan performance calculations for the impact of four items which were not included in the 2022 financial plan from which the targets were initially derived. Each item impacted both earnings and equity unless otherwise noted below:

- The effect of differences between actual debt issuances and resulting interest expense and the amounts assumed in the financial plan (impact to earnings);
- The effect of differences between actual stock repurchases and the amount assumed in the financial plan (actual repurchases were slightly more than plan and the impact to equity was immaterial);
- The effect of differences between actual foreign currency rates and exchange rates assumed in the financial plan; and
- The effect of a global pandemic and other economic and environmental pressures impacting results.
  - The net effect of the COVID-19 impacts in 2022 was a decrease in operating results, with the negative implications of Life mortality overshadowing favorable impacts to the long-term care (LTC) product line. Importantly, we did not make any adjustments to sales or earned premium. While we know that these metrics were negatively impacted by COVID-19, the actual impact was difficult to isolate and therefore not considered.

Based on the adjustments described above, the calculated achievement was 151.4% of the plan target. Each year, the Committee also undertakes an overall assessment of the results, maintaining the discretion to make final adjustments. Any adjustments by the Committee are based on a review of the actual achievement level for each performance measure compared to the annual incentive targets, as well as a qualitative assessment of the results. Based on this assessment, the Committee exercised modest negative discretion and approved the Unum Group Annual Incentive Plan payout level for 2022 at 150% of target, as shown below.

Unum Group 2022 Annual Incentive Plan Achievement Level	150%

The table below sets forth the target incentive and the actual annual incentive awards approved by the Committee for each NEO for 2022 performance.

The annual incentive awards of all NEOs are based on Unum Group performance, though the achievements for Messrs. Simonds and Arnold include financial goals related to their respective business units. In addition, based on discussions between Mr. McKenney and the Committee, a +10% adjustment was approved for Messrs. Zabel and Simonds. A detailed explanation of each NEO's individual achievements during 2022, which were considered in approving this adjustment, as well as a discussion of 2023 annual incentive targets, can be found in the "Performance Assessment and Highlights" section.

ANNUAL INCENTIVE PAID IN 2023　　　　**(for 2022 performance)**

	Annual Incentive Target	Target Annual Incentive Award ($)	Actual Annual Incentive ($)
McKenney	230%	2,507,886	3,761,828
Zabel	135%	860,107	1,419,176
Simonds	140%	1,002,616	1,654,317
Iglesias	100%	562,116	843,174
Arnold	95%	494,189	741,284

Long-Term Incentive

Our long-term incentive plan aligns the long-term interests of management and shareholders by tying a substantial portion of executive compensation directly to the company's stock price. Long-term incentive awards are granted in the year following the performance year that determines their size (i.e., the grant values of awards made in March of 2022 were based on the Committee's assessment of 2021 performance). Our long-term incentive award mix is based on a review of peer practices as well as what the Committee believes most appropriately retains and rewards our NEOs and ensures a significant portion of each executive's compensation is tied to the increase of our stock price over the long-term. The mix of awards granted to each NEO in early 2022 was 50% restricted stock units (RSUs) and 50% cash incentive units (CIUs). The awards were granted under the Stock Incentive Plan of 2017.

RSUs vest ratably over three years subject to continued employment or service with the company, while CIUs vest at the end of the three-year performance period dependent upon actual performance on each applicable vesting date, modified (up to +/- 20%) by relative total shareholder return (TSR). The process for determining long-term incentive awards granted in March 2022 was as follows:

$$(\$) \quad \times \quad (\%) \quad = \quad (\$)$$

2021 Long-term Incentive Target for NEOs	**2021 Individual Performance**	**2022 Long-term Incentive Award**

As outlined in the diagram, the total value of the long-term incentive award granted to each NEO was determined by multiplying:

- The NEO's long-term incentive target (a specified percentage of base salary for all NEOs except the CEO, which was set as a specific dollar amount), which was set by the Committee in early 2021 after considering market data from the appropriate comparator group (as described beginning on page 74 of our 2022 Proxy Statement) and the individual's target relative to other NEOs given their respective levels of responsibility; and

- The individual performance percentage (from 0% to 125%) assigned to the NEO by the Committee using the individual assessment process (for a discussion of the individual NEO performance assessments for 2021 that determined the individual performance percentage for these 2022 grants, other than for Mr. Arnold, see disclosure beginning on page 68 of our 2022 Proxy Statement). For Mr. Arnold, the Committee applied an individual performance percentage of 110% based on his leadership of the voluntary benefit brands. The individual performance applied for each of the NEOs is shown below in the "Long-Term Incentive Granted in 2022" table.

Once the long-term incentive award value was determined, it was divided evenly between RSUs (50%) and CIUs (50%) for each NEO. The RSUs vest annually based on each NEO's continued service over a three-year period. The CIUs are subject to additional company performance and vest based on the company's achievement of critical, multi-year shareholder return measures of adjusted book value growth and dividend yield, modified (up to +/- 20%) by relative TSR as described below.

LONG-TERM INCENTIVE GRANTED IN 2022   (for 2021 Performance)

	2021 Long-Term Incentive Target ($)		Individual Performance		2022 Long-Term Incentive Grant ($)[2]
McKenney	7,500,000		n/a[1]		8,400,000
Zabel	1,406,250	X	110%	=	1,546,875
Simonds	1,925,000	X	100%	=	1,925,000
Iglesias	742,500	X	100%	=	742,500
Arnold	625,044	X	110%	=	687,548

(1) After consideration of Mr. McKenney's strategic leadership as well as the fact that his total targeted compensation was below the market median, the Committee awarded Mr. McKenney a grant of $8.4 million.

(2) The amount shown is the targeted value of the long-term incentive award approved by the Committee for each NEO. Half of the amount is then converted to the respective number of RSUs based on the closing stock price on the date of grant. The remaining half of the amount is granted in the form of CIUs, which are tracked and denominated in dollars. The amount included in the Summary Compensation Table was calculated using the closing stock price for RSUs. CIUs are reported in the Summary Compensation Table when vested.

Executive	RSUs Granted (Mar. 2022) (#)	CIUs Granted (Mar. 2022) ($)
McKenney	156,250	4,200,000
Zabel	28,774	773,438
Simonds	35,807	962,500
Iglesias	13,811	371,250
Arnold	12,789	343,774

No stock is issued when the RSUs are granted. Instead, company stock is issued only when the grant vests and is settled. In addition, there are no shareholder voting rights unless and until the award is settled in shares. During the performance period, dividend equivalents will accrue and settle in cash to the extent that the underlying RSUs vest.

As previously disclosed, the Committee decided to replace performance share units (PSUs) with CIUs that reward for financial performance (rather than financial performance and stock price changes), beginning with the long-term incentive grants in March 2021. The Committee determined that CIUs will be earned based on the achievement of critical, multi-year shareholder return measures of adjusted book value growth and dividend yield. CIUs will be measured over a three-year performance period. Awards can be earned up to a maximum of 200% of the targeted CIU award value following completion of the performance period based on the company's performance against these metrics.

The achievement will be modified (up to +/-20%) based on our TSR relative to the eight members of our "Performance Peer Group." The eight companies in the Performance Peer Group (Aflac, Globe Life, Lincoln Financial, MetLife, Principal Financial, Prudential Financial, The Hartford Financial Services, and Voya Financial) were selected because they are considered to be direct business competitors of Unum and remain unchanged from the Performance Peer Group used for 2021 CIUs (see discussion in the "Compensation Benchmarking" section for the differences between our Proxy Peer Group and Performance Peer Group). We believe it is appropriate to modify these awards based on relative TSR performance, since Unum's individual TSR performance directly affects the value realized by our shareholders. The illustration below outlines the three-year performance metrics established by the Committee for the CIU grants made in March 2022.

METRICS FOR CASH INCENTIVE UNITS (CIUs) GRANTED IN 2022



rTSR Modifier	
>= P75	1.20
P62.5	1.10
P50	1.00
P42.5	.90
<= P35	.80

2022-2024 Target CIU $ Grant × Multiplier based on % change in cumulative 3-year Adjusted Book Value × Sum of 1 plus cumulative Dividend Yield (2022-2024) × rTSR Modifier = EARNED PAYOUT

Vesting of 2020 Performance Share Units (PSUs)

The long-term incentive mix for our NEOs' 2020 awards included 50% in the form of PSUs, which vested based on performance over a three-year performance period that ended on December 31, 2022.

The table below provides an overview of the three-year goals for the 2020 PSU grant as well as their actual achievement levels.

2020 PERFORMANCE SHARE UNIT AWARDS

Corporate Performance Factors	Component Weighting	Threshold	Target	Maximum	Result
Average 3-year Adjusted Operating Return on Equity (2020-2022)	50%	7.3%	9.7%	11.2%	**At Maximum 11.2%**
Average 3-year After-Tax Adjusted Operating Earnings Per Share (2020-2022)	50%	$3.57	$4.76	$5.47	**Above Maximum $5.59**
Relative Total Shareholder Return	Modifier Percentile	-20% @ 35th	0 @ 50th	+20% @ 75th	+20% @ 87.5th

Based on the above performance, and after taking into account the factors described below, in February 2023, the Committee certified a final payout of 180%, with business goals achieved at 150% and relative TSR at the 87.5th percentile which resulted in a +20% adjustment.

As discussed under "Items Excluded When Determining Company Performance," when setting the performance measures and weightings for the 2020 PSU grant, the Committee determined that certain items not included in the financial plan for fiscal years 2020 to 2022 would be excluded from the calculation of the company's performance.

Applying the criteria and standards approved by the Committee, PSU targets were adjusted for the impact of the following items. Each item impacted both earnings and equity unless otherwise noted below:

- The effect of accounting policy changes for ASC 326 Credit Losses;
- The effect of the UK tax rate change from planned rate of 17% to 19%;
- The effect of differences between actual debt issuances and the amount assumed in the financial plan;
- The effect of differences between actual foreign currency rates and the exchange rates assumed in the financial plan;

- The effect of a global pandemic and other economic environmental pressures impacting results.
  - The net effect of the COVID-19 impacts was a decrease in operating results, with the negative implications of Life mortality overshadowing favorable impacts to the long-term care (LTC) product line. Importantly, we did not make any adjustments to sales or earned premium. While we know that these metrics were negatively impacted by COVID-19, the actual impact was difficult to isolate and therefore not considered.
- The effect of UK tax rate increase from 19% to 25% (impact to equity only);
- The effect of impairment loss on right of use (ROU) asset related to operating lease for office space not planned to support general operations (impact to equity only);
- The effect of an individual disability reserve increase, an individual disability transaction, a long-term care reserve increase and a group pension reserve increase, each within the Closed Block of business (impact to equity only);
- The effect of differences between actual stock repurchases and the amount assumed in the financial plan (impact to equity only); and
- The cost related to early retirement of debt (impact to equity only).

Performance Assessment and Highlights

The NEOs' achievement levels, for purposes of the long-term incentive awards granted in March 2023 as well as the adjustments to Messrs. Zabel and Simonds' 2022 annual incentive award payouts, were determined in part based on the individual performance goal areas listed in the "Individual Performance Evaluations" beginning on page 59. The NEO summaries below detail the Committee's decisions for each element of compensation as well as highlights of each executive's performance. These summaries also include each NEO's annual compensation as well as their compensation targets for 2022 and 2023.



RICHARD P. McKENNEY

President, Chief Executive Officer and a Director

In assessing Mr. McKenney's performance for 2022, the Committee noted that he:

- **Led the company to record profitability, exceeding plan for nearly all operational and financial metrics.** Strong sales, healthy premium income, new digital capabilities, active management of the Closed Block and investment portfolio performance delivered robust growth. The company also benefited from favorable economic tailwinds and the lessening volume of COVID-19 claims.

- **Strengthened the company's capital position to maximize financial flexibility while deploying capital to address key needs.** Unum was able to generate significant capital from statutory earnings and other sources, allowing significant investments in key capabilities, accelerated funding of planned contributions to long term care reserves and returning $455 million to shareholders.

- **Set a clear tone for accountability and commitment to Unum's purpose** of helping the working world thrive throughout life's moments. Elevated investments in our people through training, career development and recruitment and retention ensured the company remained competitive in a challenging talent market. Strong employee engagement practices and a focus on integrity and transparency reinforced an already vibrant corporate culture.

- **Deepened the company's commitment to sustainability and social responsibility** through a variety of environmental, social and governance programs that reflect the goals of the company, investors and other key stakeholders. A strong focus on inclusion and diversity of thought, mental health and social justice throughout the company and externally led to independent recognition of Unum's efforts to drive long-term company sustainability.

- **Drove a proactive change agenda** focused on enhancing customer experiences, introducing new capabilities, and implementing a hybrid workplace. Adoption of digital tools elevated customer satisfaction while new technologies modernized workflows and internal processes. Unum's continued evolution of the workplace balanced the needs of the business with employee flexibility.

ACTUAL COMPENSATION[(1)]

2022	
Base Salary	$1,090,385
AI	$3,761,828
LTI	$9,000,000

2021	
Base Salary	$1,050,000
AI	$2,646,000
LTI	$8,400,000

COMPENSATION TARGETS

2023	
Base Salary	$1,100,000
AI Target	250%
LTI Target	$9,500,000

2022	
Base Salary	$1,100,000
AI Target	230%
LTI Target	$8,400,000

As outlined in the "Business and Performance Review" section, Unum delivered exceptional value to shareholders in 2022 as the company accelerated its recovery to pre-pandemic operating levels. The company experienced increased demand for its products and services, highlighted by double-digit sales growth and strong persistency in our core operations. Given these accomplishments and considerations, the Committee awarded Mr. McKenney an annual incentive award for 2022 of $3,761,828, which represents his target award multiplied by the final company achievement factor of 150%. Additionally, they granted Mr. McKenney a LTI award of $9.0 million in March 2023.

Further, the Committee with its consultant, Pay Governance LLC, reviewed Mr. McKenney's total targeted compensation relative to proxy peers. After considering his experience, his performance in the CEO role, and the leadership that he has shown during his almost eight years in the role, the Committee decided to keep Mr. McKenney's annual base salary at $1,100,000, increase his annual incentive target for 2023 from 230% to 250% and increase his long-term incentive target opportunity from $8.4 million to $9.5 million. With these adjustments, Mr. McKenney's targeted total direct compensation is positioned between the 50th and 75th percentile of our proxy peers, which the Committee believes is appropriate given his tenure in the job and his steady leadership and strategic positioning of the company.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2023 were determined based on 2022 performance and therefore are shown as 2022 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and cash-based awards in the year earned. The above is not a replacement for the Summary Compensation Table.



STEVEN A. ZABEL

Executive Vice President, Chief Financial Officer

In assessing Mr. Zabel's performance for 2022, the Committee noted that he:

- **Continued to grow and develop into a strong chief financial officer and critical member of executive management.** Within a quickly evolving economic and regulatory environment, Mr. Zabel strengthened the capabilities of the Finance organization, effectively managed relationships with the financial and investment community, addressed key needs in the Closed Block and guided the company's capital management strategy. These efforts have helped to accelerate the company's results and position Unum well for future growth.
- **Guided the company through a strong recovery** that delivered impressive financial results in an evolving market. Growing premium income, active risk management across multiple product lines and a balanced expense management approach resulted in industry-leading margins and investments in growth.
- **Further enhanced overall capital position** through sustained engagement across key initiatives. Deployment of capital to fund growth initiatives, address long-term needs in our Closed Block and return significant value to shareholders were undertaken while maintaining significant financial flexibility.
- **Oversaw ongoing active management of the Closed Block.** Mr. Zabel partnered with new leadership of the block to implement changes to further enhance the effectiveness of the operation. The company continued to accelerate funding of planned contributions to long term care reserves.
- **Strengthened the leadership and culture of the Finance team.** Internal promotion enhanced the senior leadership team in Finance while further developing bench strength within the organization. Mr. Zabel's implementation of a clear organizational vision and key values such as inclusion and social responsibility drove strong employee engagement.

The Committee approved Mr. Zabel's 2022 annual incentive of $1,419,176, which represents his target award multiplied by the final company achievement factor of 150%, plus an additional 10%, as recommended by the CEO in recognition of Mr. Zabel's above achievements and his leadership through a strong recovery as well as his efforts in enhancing of the company's overall capital position. Additionally, after considering the above accomplishments, he was granted a long-term incentive award of $1,760,000 in March 2023.

As previously disclosed, the Committee has a practice of positioning our executives' pay below median pay of external peers as they are promoted into a role and gradually making adjustments to full competitive norms as performance and experience in the job grows. After considering his performance in the CFO role as well as his positioning relative to the market, the Committee decided to increase Mr. Zabel's annual base salary by 3.1% to $660,000, keep his annual incentive target for 2023 at 135% and increase his long-term incentive target opportunity from 250% to 280%.

ACTUAL COMPENSATION[1]

2022	
Base Salary	$637,116
AI	$1,419,176
LTI	$1,760,000
2021	
Base Salary	$620,192
AI	$937,730
LTI	$1,546,875

COMPENSATION TARGETS

2023	
Base Salary	$660,000
AI Target	135%
LTI Target	280%
2022	
Base Salary	$640,000
AI Target	135%
LTI Target	250%

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2023 were determined based on 2022 performance and therefore are shown as 2022 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and cash-based awards in the year earned. The above is not a replacement for the Summary Compensation Table.



MICHAEL Q. SIMONDS

Executive Vice President, Chief Operating Officer

ACTUAL COMPENSATION[1]

2022	
Base Salary	$716,154
AI	$1,654,317
LTI	$2,376,000
2021	
Base Salary	$700,000
AI	$1,146,600
LTI	$1,925,000

COMPENSATION TARGETS

2023	
Base Salary	$750,000
AI Target	150%
LTI Target	325%
2022	
Base Salary	$720,000
AI Target	140%
LTI Target	300%

In assessing Mr. Simonds' performance for 2022, the Committee noted that he:

- **Led Unum's business segments to record performance in 2022**, as our operations successfully transitioned from a pandemic stance to one fully embracing a robust recovery. Our group lines performed particularly well, and all our operations are well-positioned to take advantage of favorable economic tailwinds to continue growth.

- **Guided the refresh of our enterprise strategy** to ensure a comprehensive, cohesive and measurable approach for our long-term direction. Clear goals and sharper prioritization will allow us to direct investments into key capabilities that will drive future success.

- **Steered the introduction of new products, services and capabilities** to deliver workplace solutions and enhanced customer experiences. The external launch of Unum Solutions continues the momentum created by earlier launches of digital-first offerings like Unum Total Leave™ and Unum Behavioral Health. Platforms like HR Connect®, MyUnum and Gathr™ are market differentiators that provide companies with modern enrollment capabilities and integrated management of employee benefits.

- **Championed an employee-centric culture** with an emphasis on developing people. Mr. Simonds effectively engaged across all segments of the company to drive change and inspire high performance toward common goals. Mr. Simonds also brought new leadership and developed key bench talent in our operational areas.

- **Advanced our inclusion efforts and cultivated diversity of thought.** Mr. Simonds has led by example through active mentorships, participation in ally groups, setting clear expectations for inclusive hiring practices and encouraging greater embrace of differences.

The Committee approved Mr. Simonds' 2022 annual incentive of $1,654,317, which represents his target award multiplied by the final company achievement factor of 150%, plus an additional 10%, as recommended by the CEO in recognition of Mr. Simonds' above achievements and his leadership in a robust recovery as well as the work to refresh our enterprise strategy. Additionally, after considering the above accomplishments, he was granted a long-term incentive award of $2,376,000 in March 2023.

Based on a review of Mr. Simonds' performance in the COO role, as well as his competitive positioning relative to the market, the Committee decided to increase his annual base salary by 4.2% to $750,000, increase his annual incentive target for 2023 from 140% to 150% and increase his long-term incentive target opportunity from 300% to 325%.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2023 were determined based on 2022 performance and therefore are shown as 2022 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and cash-based awards in the year earned. The above is not a replacement for the Summary Compensation Table.



LISA G. IGLESIAS

Executive Vice President, General Counsel

In assessing Ms. Iglesias' performance for 2022, the Committee noted that she:

- **Provided strategic leadership of a diverse organization** beyond the scope of most general counsels. Led by Ms. Iglesias, the company's legal, audit, government affairs, ethics, compliance and corporate services teams continue to provide excellent support of evolving corporate needs during a time of ongoing change. Ms. Iglesias has also expanded her role by becoming a member of the company's operating committee.

- **Advanced our commitment to strong disclosures related to environmental, social and governance issues.** With operations in the U.S. and Europe, the legal and sustainability teams have provided key guidance of trends and requirements across numerous jurisdictions, and through their efforts, strengthened our approach.

- **Remains a key and compelling voice for inclusion across the enterprise.** Ms. Iglesias' championing of diversity of thought, encouraging active participation among employees, advocating for social justice and serving as a thought leader in this space have enhanced our inclusion and diversity programs throughout Unum.

- **Continued her work to further strengthen our culture of ethical conduct.** Ms. Iglesias and her team remained persuasive advocates for company values, and through the efforts of the team Unum was again recognized as among the World's Most Ethical Companies by Ethisphere.

- **Effectively guided our real estate strategy, including the ongoing evolution of our workplace.** Ms. Iglesias' leadership of our Corporate Services team ensured a smooth transition to hybrid work for our employees, and effective use of our owned and leased office properties in a changing workplace environment.

Given these accomplishments, the Committee approved Ms. Iglesias' 2022 annual incentive of $843,174, which represents her target award multiplied by the final company achievement factor of 150%. Additionally, she was granted a long-term incentive award of $901,175 in March 2023.

Based on a review of Ms. Iglesias' performance, as well as her competitive positioning relative to the market, the Committee decided to keep her annual base salary at $565,000, keep her annual incentive target for 2023 at 100% and increase her long-term incentive target opportunity from 145% to 170%.

ACTUAL COMPENSATION[1]

2022	
Base Salary	$562,116
AI	$843,174
LTI	$901,175
2021	
Base Salary	$550,000
AI	$627,000
LTI	$742,500

COMPENSATION TARGETS

2023	
Base Salary	$565,000
AI Target	100%
LTI Target	170%
2022	
Base Salary	$565,000
AI Target	100%
LTI Target	145%

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2023 were determined based on 2022 performance and therefore are shown as 2022 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and cash-based awards in the year earned. The above is not a replacement for the Summary Compensation Table.



TIMOTHY G. ARNOLD

Executive Vice President, Voluntary Benefits & President, Colonial Life

ACTUAL COMPENSATION[1]	
2022	
Base Salary	$520,199
AI	$741,284
LTI	$656,250

COMPENSATION TARGETS	
2023	
Base Salary	$535,000
AI Target	95%
LTI Target	135%
2022	
Base Salary	$525,000
AI Target	95%
LTI Target	125%

In assessing Mr. Arnold's performance for 2022, the Committee noted that he:

- **Provided effective leadership of the company's voluntary benefit brands.** While results for voluntary lines were mixed, Mr. Arnold led his team through significant staffing and expense challenges to deliver strong earnings, improved satisfaction metrics and new digital capabilities.

- **Drove sustained adoption of digital platforms.** Tools such as AgentAssist® and our newly launched Gathr™ platform provide modern and effective capabilities for agents to reach clients, employers to manage benefits and individuals to seamlessly enroll in valuable coverage. Customer satisfaction is increasing as digital adoption grows.

- **Leveraged new capabilities to differentiate Colonial Life in a crowded marketplace.** In addition to new digital capabilities, the company's cross-brand sales initiative allows Colonial Life agents to pair traditional Unum group disability with Colonial Life voluntary products.

- **Continued to position the voluntary business for future success.** Drawing on deep knowledge of the voluntary benefits market, Mr. Arnold championed key initiatives that will strengthen the business, including Unum's cross-brand sales efforts, enhancing customer satisfaction by driving digital adoption of new capabilities, investing in new products, maintaining underwriting discipline and emphasizing new approaches to recruiting and training agents.

- **Provided strong enterprise leadership that reinforced the culture and reputation of the company.** Through deep, personal engagement and broad community and industry involvement, Mr. Arnold continued to deliver on Unum's purpose with a strong sense of shared mission and community across his organization, and promoted the company's commitment to social responsibility, workplace inclusion and talent development.

Based on the above accomplishments, the Committee approved Mr. Arnold's 2022 annual incentive of $741,284, which represents his target award multiplied by the final company achievement factor of 150%. In addition, he was granted a long-term incentive award of $656,250 in March 2023.

Based on a review of Mr. Arnold's performance, as well as his competitive positioning relative to the market, the Committee decided to increase his annual base salary by 1.9% to $535,000, keep his annual incentive target for 2023 at 95% and increase his long-term incentive target opportunity from 125% to 135%.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2023 were determined based on 2022 performance and therefore are shown as 2022 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and cash-based awards in the year earned. The above is not a replacement for the Summary Compensation Table.

Roles of the Committee, Chief Executive Officer and Consultant

The Committee, CEO, and compensation consultant each have important roles in our compensation program. The Committee, with input from the CEO and compensation consultant, has the final authority to:

- Evaluate, design, and administer a compensation program for our executive officers that appropriately links pay, company and individual performance, and the creation of shareholder value;
- Establish performance goals and certify whether they have been attained;
- Review the performance of the CEO, with input from the full Board, and determine his compensation; and
- Determine the compensation of the other NEOs.

The CEO provides to the Committee:

- A self-assessment outlining his own performance for the year;
- His perspective on the business environment and the company's performance; and
- Performance assessments and compensation recommendations for executives who report directly to him, which includes Messrs. Zabel and Simonds and Ms. Iglesias (Mr. Simonds provides performance assessments and compensation recommendations for Mr. Arnold who reports to Mr. Simonds).

The CEO does not participate in any decisions related to his own compensation.

Pay Governance LLC, as independent compensation consultant to the Committee, provides objective, expert analyses, independent advice, and comparative data on executive and director compensation. Pay Governance reports directly to the Committee, which is responsible for the appointment, compensation, retention, and oversight of the work performed by the compensation consultant. A senior representative of the compensation consultant generally attends Committee meetings, participates in executive sessions of the Committee without management present, and communicates directly with Committee members outside of meetings.

The Committee has adopted a policy requiring its compensation consultant to be independent, consistent with NYSE listing standards and SEC rules. During 2022, the Committee completed its annual assessment of the independence of Pay Governance, taking into account the following factors:

- Compliance with the Committee's independence policy;
- Other services, if any, provided to the company by the consultant;
- The amount of fees paid by the company to the consultant as a percentage of the consultant's total revenues;
- Any business or personal relationships between the consultant (including its representatives) and the company's directors or senior officers; and
- The policies and procedures the consultant has in place to prevent conflicts of interest, which include a prohibition against stock ownership in the company.

Pay Governance has attested to its independence and does not provide any services to the company other than those related to director and executive compensation consulting. Fees paid to Pay Governance for such services provided in 2022 totaled $195,524.

Based on its assessment, the Committee concluded that Pay Governance is independent under the Committee's policy and that Pay Governance's work does not give rise to a conflict of interest.

The company's finance (including the Chief Financial Officer (CFO)), human resources, and legal staff support the Committee in its work, interacting with Pay Governance only when doing so on behalf of the Committee or concerning proposals the Committee will review for approval. Employees from these departments discuss various executive compensation topics with the Committee and Pay Governance, including how compensation plans fit in with other programs and business objectives. Although these employees may make recommendations, the authority to make final decisions on all executive compensation matters rests solely with the Committee.

Compensation Benchmarking

The Committee compares the compensation of our NEOs to the median pay of executives in similar positions at industry companies. By generally targeting each pay element to the approximate median of the applicable comparator group (as described below), we ensure the balance among the elements is competitive, while at the same time allowing company and individual performance to determine a majority of the compensation received by our NEOs. Overall, these benchmarking comparisons are used as points of reference and are secondary to the primary factors considered by the Committee when making compensation decisions. The primary factors are company performance, individual performance, the executive's level of responsibility and tenure, internal equity considerations, the creation of shareholder value, our executive compensation philosophy, and the results of the most recent shareholder say-on-pay vote and feedback received from engagement with shareholders.

The two sources used by the Committee for benchmarking executive compensation are:

- For CEO and CFO compensation, a proxy peer group comprising insurance and financial services companies that are either our business competitors or primary competitors for talent (the "Proxy Peer Group"). The Proxy Peer Group is also a reference for compensation programs and practices. The composition of the Proxy Peer Group is determined by the Committee and reviewed annually as outlined below; and

- For the compensation of our other NEOs, the Willis Towers Watson Diversified Insurance Study of Executive Compensation (the "Diversified Insurance Study"). This source is used because responsibilities of our other NEOs may not be directly comparable with those of named executives at other companies in the Proxy Peer Group.

In addition to benchmarking executive compensation, the Committee uses a subset of the Proxy Peer Group (which we refer to as the "Performance Peer Group") for purposes of measuring relative total shareholder return (TSR) for our performance share unit (PSU) and cash incentive unit (CIU) awards (see the "Long-Term Incentive" section above for details on these awards). This subset is selected because they are considered to be direct business competitors of Unum.

The Committee evaluates the composition of the Proxy Peer Group every year. Peer companies are determined based on five primary criteria (life and health GICS code; reasonable range of: assets, revenues, and market capitalization; and competition with Unum for talent and/or market share). In the past, the Committee has discussed insurance brokers and property and casualty insurers as potential peers. However, the Committee decided not to include these companies due to the differences in business models, performance cycles and executive talent markets. Based on the most recent peer review in August 2022, on average, the companies in the Proxy Peer Group met three of the five criteria. Overall, Unum is at approximately 73% of the revenue median (as of the 12 months ended December 31, 2021). Additionally, 10 of the 12 peers (83%) selected Unum as a peer for compensation benchmarking purposes in their 2022 proxy statements.

During its annual Proxy Peer Group analysis in August 2022, the Committee with its consultant, Pay Governance, considered other insurance and financial services companies and determined that, based on the criteria described above, no companies should be removed and no additional companies were appropriate for inclusion in the Proxy Peer Group at the time.

Annual sensitivity tests are performed to understand the impact of both larger and smaller peers on median CEO compensation levels. For the tests conducted in 2022, excluding the two smallest and two largest peers for testing purposes had no impact on CEO targeted total direct compensation. An additional sensitivity test was conducted using a common statistical approach known as regression analysis. Regression analysis considers the correlation between two factors and is commonly used to adjust compensation data to remove the effects of company size. The regression analysis considered the correlation between revenue and compensation. Based on these tests, the Committee determined that the Proxy Peer Group is appropriate.

The following table lists the companies in the Diversified Insurance Study (DIS), Performance Peer Group and Proxy Peer Group.

BENCHMARKING EXECUTIVE COMPENSATION

	DIS Survey Participant[1]	Perf. Peer Group[2]	2022 Proxy Peer Group[3]	Proxy Peer Group Indicators				
				Life & Health GICS	0.4x to 2.5x Unum Revenues	0.4x to 2.5x Unum Assets	0.5x to 5.0x Unum Market Capitalization	List Unum as a Peer
Aflac	●	●	●	●	●	●		●
AIG	●							
Allstate	●							
Brighthouse Financial	●		●	●	●		●	●
Cigna	●							
CNO Financial Group	●		●	●		●	●	●
Equitable Holdings	●		●		●		●	●
Genworth Financial	●							
Globe Life		●	●	●	●	●	●	●
Guardian Life	●							
John Hancock	●							
Lincoln Financial Group Corporation	●	●	●	●	●		●	●
Massachusetts Mutual	●							
MetLife	●	●	●	●				
Nationwide	●							
New York Life	●							
Northwestern Mutual	●							
OneAmerica Financial Partners	●							
Pacific Life	●							
Principal Financial Group	●	●	●	●	●		●	●
Protective Life	●							
Prudential Financial	●	●	●	●				
Reinsurance Group of America			●		●	●	●	●
Securian Financial Group	●							
Sun Life Financial	●							
Symetra Financial	●							
The Hartford Financial Services Group	●	●	●		●	●	●	●
Thrivent Financial	●							
Transamerica	●							
USAA	●							
Voya Financial Services	●	●	●		●		●	●

(1) For compensation decisions made in early 2022, benchmarking comparisons were made using the 2022 Proxy Peer Group and the 2021 DIS (the latest data available at the time). Although Unum participates in the DIS, we are excluded from this table. The number of participants in the 2021 DIS decreased by one (Allianz Life Insurance) from the prior year.

(2) The Performance Peer Group will be used for the relative TSR comparison under the 2022 and 2023 CIU grants. These companies are our direct competitors, are generally followed by the same sell-side research analysts, and generally compete with us for talent.

(3) The Proxy Peer Group includes multiline insurers, reinsurers and life and health insurers, with Unum's revenue at 73% of the peer median for the 12 months ended March 31, 2022 (the most current data as of the date of the analysis). Unum is not part of the Proxy Peer Group.

Compensation Policies and Practices

Equity Grant Practices

The Committee meets in February each year to consider prior year performance under the company's incentive programs. As appropriate, annual awards of equity-based compensation under the company's long-term incentive program are approved at this meeting. For many years, such awards have been valued and granted on a predetermined future date, which is intended to coincide with a time when the company is not in possession of material nonpublic information. In February 2023, the Committee approved a formal equity grant policy reflecting this practice. Under the policy, except as otherwise determined by the Committee, annual awards of equity-based compensation to executive officers (including the NEOs) will have a March 1 grant date, and non-annual awards to executive officers relating to new hires or promotions will be granted on, or as soon as administratively practicable following, as applicable, the individual's start date or promotion date. The closing stock price on the grant date is used to determine the number of equity units awarded.

Stock Ownership and Retention Requirements

Ensuring that senior officers have a significant ownership stake in the company aligns the long-term interests of management with those of the company's shareholders and promotes a culture of ownership and accountability. We require senior officers, including each current NEO, to hold a multiple of his or her base salary in Unum shares (including, as applicable, unvested restricted stock units (RSUs) and stock success units (SSUs)). These officers are required to meet the ownership requirement within five years following their date of hire or promotion. Not meeting the requirement may impact the officer's eligibility for, or amount of, future equity grants. Covered officers are required to hold all net after-tax shares acquired upon the vesting of RSUs, SSUs or performance share units (PSUs) until the ownership requirement is met. Once the requirement is met, the officer can sell shares only to the extent that the sale would not reduce his or her holdings below the required ownership level.


STOCK OWNERSHIP REQUIREMENTS
Chief Executive Officer
6x
Multiple of Salary
Executive Vice President
3x
Multiple of Salary
Senior Vice President
1x
Multiple of Salary

For purposes of calculating stock ownership, the Committee determined that the greater of the spot price or the preceding 12-month average closing stock price should be used to reduce volatility in outcomes.

The following table presents the stock ownership and retention requirements for each current NEO. Each of the NEOs exceeded their applicable ownership requirements as of December 31, 2022.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS FOR CURRENT NEOs (as of December 31, 2022)

	Common Stock ($)[1][2]	RSUs and SSUs ($)[1][3]	Total Current Ownership ($)[1]	Ownership as Multiple of Salary	
				Owned	Required
McKenney	22,716,229	16,277,340	38,993,569	35.4x	6x
Zabel	1,356,592	2,314,379	3,670,971	5.7x	3x
Simonds	4,287,786	3,975,192	8,262,978	11.5x	3x
Iglesias	623,515	1,707,546	2,331,061	4.1x	3x
Arnold	2,226,936	1,519,587	3,746,523	7.1x	3x

(1) Shares were valued based on the closing stock price of $41.03 on December 30, 2022, the last trading day of the year.

(2) Amount includes shares held in certificate form, brokerage accounts, and 401(k) Plan accounts.

(3) RSUs vest over three years and SSUs vest upon the earlier of the achievement of performance metrics or August 24, 2026 (see "Vesting Schedule for Unvested Restricted Stock Units" below).

Hedging, Pledging and Insider Trading Policies

We believe our directors and executive officers, which includes our NEOs, should not speculate or hedge their interests in our stock. We therefore have a policy prohibiting them from buying or selling options, puts, calls, straddles, equity swaps or other derivatives directly linked to our stock. This policy generally does not apply to other employees, although employees who are "corporate insiders" under our insider trading policy are prohibited from making "short sales" of our stock. We also prohibit directors and executive officers from pledging our stock as security for a loan.

Our insider trading policy prohibits our directors, executive officers and other employees from buying or selling our stock while in possession of material nonpublic information about the company and from conveying any such information to others. Under this policy, additional trading restrictions apply to "corporate insiders" (which includes our directors and executive officers), who are generally permitted to buy or sell our stock only during predetermined window periods following earnings announcements, and only after they have pre-cleared the transactions with our general counsel or designee.

Recoupment Policy

If the company makes a material restatement of its financial results, then the Board will, to the extent permitted by applicable law, seek recoupment of performance-based compensation paid to certain senior officers, including each of the NEOs, if it determines that:

- The senior officer has committed or engaged in fraud or willful misconduct that resulted, either directly or indirectly, in the need to make such restatement; and

- Such performance-based compensation paid or awarded to the senior officer would have been a lesser amount if calculated using the restated financial results.

The amount of performance-based compensation to be recouped will be determined by the Board after taking into account the relevant facts and circumstances. Performance-based compensation includes annual cash incentive awards, bonuses and all forms of equity compensation. The company's right to recoup compensation is in addition to other remedies that may be available under applicable law.

The company expects to update its recoupment policy later in 2023 as necessary to comply with NYSE listing standards implementing Rule 10D-1 under the Securities Exchange Act of 1934 (the "Exchange Act"), as adopted by the SEC in October 2022.

Accounting Considerations

ASC TOPIC 718

We account for stock-based payments under the requirements of Financial Accounting Standards Board (FASB) ASC Topic 718 "Compensation — Stock Compensation" (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2022 Form 10-K. Each year, the company provides a report to the Committee of the expense for stock-based payments. Additionally, in the event the Committee is considering new equity-based compensation programs or changes to existing programs, the accounting implications of the program or change are presented and discussed as part of the decision process.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites and other personal benefits to our employees (including our NEOs), which are described below:

- One of our largest employee locations is in Tennessee, which has no state income tax. Due to the frequency of travel between our corporate offices and other locations, employees often incur nonresident state taxes in multiple states. Therefore, when any employee travels to other company locations outside of his or her primary state of employment and incurs state income tax based on another state's law, we pay the non-resident state taxes and provide a tax gross-up on this amount.

- Mr. McKenney is allowed 20 hours of personal use of the company aircraft paid by the company per year. This allows for effective use of Mr. McKenney's time, given the company's various locations and, with respect to certain of such locations, distance from major commercial airports. Additionally, this enables Mr. McKenney to work more productively on confidential and sensitive matters while traveling. Income is imputed to Mr. McKenney for this usage and he is responsible for the taxes incurred in connection therewith (i.e., the amount is not grossed-up for taxes). During 2022, Mr. McKenney used 12.8 hours.

- The company has also entered into an aircraft time-sharing agreement with Mr. McKenney, pursuant to which he agrees to reimburse the company for the costs of his personal use of the company aircraft above the 20 annual hours allowed. During 2022, Mr. McKenney did not use the aircraft time-sharing arrangement.

- U.S.-based Executive Vice Presidents and the CEO, which includes all of our NEOs, receive executive financial counseling and tax planning services. While the company provides financial planning services to all employees, we provide supplemental services to executives due to the amount of pay they have at risk and other complexities of their compensation packages. Utilization of these services began in early 2023.

- A tax gross-up is provided to employees who incur income on company-sponsored events where attendance is expected, including a limited number of events we host each year to recognize the contributions of various employees. These functions serve specific business purposes, and in some cases the attendance of a NEO and his or her spouse or guest is expected. If so, we attribute income to the NEO for these costs when required under Internal Revenue Service regulations.

- For more information, see the "All Other Compensation" table.

Retirement and Workplace Benefits

We provide a competitive benefits package for employees (including our NEOs) and their dependents, portions of which are paid for, in whole or in part, by the employee. Among the retirement benefits we offer are:

The Unum Group 401(k) Retirement Plan

We offer a 401(k) plan to all regular U.S. employees who meet eligibility requirements, under which a portion of employee contributions is matched.

- We match dollar-for-dollar up to 5% of base salary and any recognized sales and performance-based incentive compensation for employee contributions into the plan.
- New hires are automatically enrolled in the qualified 401(k) Plan at a 5% deferral rate 45 days after hire but are able to make adjustments to their deferral rate.
- We make an additional non-elective contribution of 4.5% of earnings for all eligible employees.

We also offer a separate, non-qualified defined contribution plan (Non-Qualified Plan) for employees whose benefits under the tax-qualified plan are limited by the Internal Revenue Code (the "Code").

Other Workplace Benefits

 **Insurance:** medical, pharmacy, dental, vision, life, short- and long-term disability, voluntary products (whole life, hospital indemnity, critical illness, accident)

 **Programs:** preventive services, telehealth services, family building resources, back-up child care services

 **Accounts:** healthcare and dependent reimbursement accounts, Health Savings Account

 **Paid Time Away:** paid time off, paid holidays, parental and caregiver leave

 **Financial Resources:** financial planning resources, employee stock purchase plan, student debt relief, tuition assistance

 **Health and Wellness:** onsite & virtual fitness memberships, digital behavioral health support, employee assistance program, subsidized healthy food options in home office locations

 **Other:** matching gifts program for charitable contributions, pet insurance

In April 2018, we purchased corporate owned life insurance (COLI) on all officers who gave their approval. In the event of a covered officer's death while still employed, we will provide a death benefit to the officer's beneficiary in the amount of $200,000. In the event of a covered officer's death while no longer employed, we will provide a death benefit to the officer's beneficiary in the amount of $50,000. Each of the NEOs is covered under the policy. Mr. Arnold is also covered under a similar COLI policy purchased in April 2000 that would provide a death benefit to his beneficiary in the amount of $200,000 in the event of his death while still employed.

Pension Benefits

The Unum Group Pension Plan (the Qualified Plan) and the Unum Group Supplemental Pension Plan (the Excess Plan) were frozen on December 31, 2013. Benefits earned under these plans have been determined based on service and eligible earnings through December 31, 2013. NEOs hired prior to this date and who met the participation requirements as of the freeze date participated in both the Unum Group Pension and Supplemental Pension Plans. Benefits earned before the freeze will be paid to employees under the terms of the plans as they terminate employment or retire. Generally, employees who terminate employment are eligible to elect to start receiving benefits under the pension plans as early as age 55 but no later than age 65.

FROZEN DEFINED BENEFIT PLANS

Unum Group Pension Plan (Qualified Plan)
Provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Code. The Qualified Plan was designed to provide tax-qualified pension benefits for most employees. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Qualified Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Unum Group Supplemental Pension Plan (Excess Plan)
Provides unfunded, non-qualified benefits for compensation that exceeds the Code limits applicable to the Qualified Plan. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Excess Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Plan Descriptions

Following are details of how each of the frozen pension plan benefits are calculated. These formulas incorporate base pay received in each plan year during which the employee accrued credited service through December 31, 2013, and payments received from the regular Annual Incentive Plan and any field or sales compensation plans through that date. Not included are other bonuses, long-term incentive awards, commissions, prizes, awards, or allowances for incidentals.

QUALIFIED PLAN

In calculating the basic pension benefits in the Qualified Plan, three criteria are used:

FROZEN QUALIFIED PLAN CRITERIA

Credited service
Measures of the time individuals are employed at the company. One year of credited service is granted for each plan year in which 1,000 hours of employment are completed. No additional credited service will accrue to any participant after December 31, 2013.

Highest average earnings
The average of the highest five years of compensation (whether or not consecutive) during the earlier of the last 10 years of employment or as of the date the plan was frozen on December 31, 2013.

Social Security covered compensation
The average of the taxable wage bases in effect for each calendar year during the 35-year period ending when the plan was frozen on December 31, 2013.

The basic benefit is provided as an annual single life annuity and is calculated as follows:

(% of highest average earnings[(1)] x YEARS of service) + (3.5% of highest average earnings in excess of Social Security covered compensation x YEARS of credited service)

divided by

Conversion factor based on retirement commencement age[(2)]

= QUALIFIED PLAN BASIC BENEFIT

(1) Can range from 3%, if the sum of an employee's age and years of credited service is less than 30, to 8%, if the sum equals or exceeds 95.

(2) Equal to 9.0 for retirement at age 65 and increased by 0.2 for each whole year retirement occurs prior to age 65.

All frozen pension benefits are indexed on the first day of each plan year (January 1st) following December 31, 2013 using the National Average Wage rate of increase published by the Social Security Administration in the preceding year (minimum of 2.75% and maximum of 5%). As of January 2017, the retirement benefits are indexed using the Internal Revenue Service regulations.

Benefits provided under the Qualified Plan are based on pensionable earnings through December 31, 2013 up to the 2013 compensation limit of $255,000 under the Code. In addition, as of 2022, benefits may not exceed $245,000 (payable as a single life annuity beginning at any age from 62 through Social Security Normal Retirement Age) under the Code.

EXCESS PLAN

As described above in the Frozen Defined Benefit Plans table, the Excess Plan disregards the annual benefit limit under Section 415 of the Code. The Excess Plan takes into account pension benefits outside of the Qualified Plan and is calculated as follows:

PAYMENT THAT WOULD HAVE BEEN PROVIDED *under the Qualified Plan if IRS compensation limit did not exist*

–

PAYMENT ACTUALLY PROVIDED *under the Qualified Plan*

= EXCESS PLAN BENEFIT

RETIREMENT AGE

Participants in the pension plans outlined above are eligible to retire as early as age 55. Under the Qualified Plan, participants may retire early at age 55 with five years of vesting service. Under the Excess Plan, generally participants can retire at the later of age 60 or termination. However, if a participant begins receiving a benefit prior to the normal retirement age of 65, the normal retirement benefit will be reduced based on the applicable early reduction factors defined in the plan. The benefit formulas for the Qualified and Excess Plans are shown above. Mr. Arnold is the only NEO currently eligible for early retirement under the Qualified Plan.

Compensation Committee Report

The Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Human Capital Committee

Cynthia L. Egan, Chair

Theodore H. Bunting, Jr.

Kevin T. Kabat

Gale V. King

Ronald P. O'Hanley

Compensation Tables

2022 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard P. McKenney								
President and Chief Executive Officer, and a Director	2022	1,090,385	—	4,200,000 (1)	3,761,828 (2)	— (4)	544,654 (5)	9,596,867
	2021	1,050,000	—	3,750,010	4,263,000 (3)	—	286,670	9,349,680
	2020	1,078,846 (6)	—	9,906,877 (7)	1,812,462	167,000	293,553	13,258,738
Steven A. Zabel								
Executive Vice President, Chief Financial Officer	2022	637,116	129,016 (2)	773,445 (1)	1,290,160 (2)	— (4)	174,770 (5)	3,004,507
	2021	620,192	—	600,005	1,214,930 (3)	—	128,138	2,563,265
	2020	617,308 (6)	—	938,550 (7)	597,554	—	120,050	2,273,462
Michael Q. Simonds								
Executive Vice President, Chief Operating Officer	2022	716,154	150,393 (2)	962,492 (1)	1,503,924 (2)	— (4)	237,662 (5)	3,570,625
	2021	700,000	—	847,470	1,550,850 (3)	—	144,113	3,242,433
	2020	718,846 (6)	—	2,114,113 (7)	735,785	368,000	139,885	4,076,629
Lisa G. Iglesias								
Executive Vice President, General Counsel	2022	562,116	—	371,240 (1)	843,174 (2)	— (4)	125,588 (5)	1,902,118
	2021	550,000	—	371,253	798,518 (3)	—	103,624	1,823,395
	2020	571,154 (6)	—	1,118,060 (7)	434,077	—	109,804	2,233,095
Timothy G. Arnold								
Executive Vice President, Voluntary Benefits & President, Colonial Life	2022	520,199	—	343,768 (1)	741,284 (2)	— (4)	272,438 (5)	1,877,689
	2021	500,035	—	328,141	738,417 (3)	—	62,985	1,629,578
	2020	519,267 (6)	—	1,004,033 (7)	355,179	299,000	227,746	2,405,225

(1) These amounts reflect the value of restricted stock units (RSUs) granted on March 1, 2022 for performance in 2021 (see page 66 for details). See Note 11 ("Stock-Based Compensation") to our consolidated financial statements in our 2022 Form 10-K for additional information about the company's accounting for share-based compensation arrangements. The grant date fair value of the RSUs was calculated in accordance with ASC Topic 718 as the number of units granted multiplied by $26.88, the closing market price of shares of company stock on the grant date.

(2) Amounts reflect the annual incentive awards paid in March 2023 for performance in 2022 and are discussed in further detail on page 64. As required under SEC rules, the 10% adjustments approved for Messrs. Zabel and Simonds are reported in the "Bonus" column and are discussed in further detail on pages 70 and 71, respectively.

(3) These amounts reflect both annual and long-term incentive awards. The annual incentive awards were paid in March 2022 for performance in 2021. The long-term incentive awards consist of cash success units (CSUs) which were granted in 2020 under the one-time Success Incentive Plan. One-third of the CSUs vested at the end of the first performance period, on December 31, 2021.

(4) Pension values may fluctuate from year-to-year depending on a number of factors, including age at benefit commencement and the assumptions used to determine the present value, such as the discount rate and mortality rate. The assumptions used by the

company in calculating the change in pension value are described beginning on page 90 and are consistent with those set forth in Note 9 of our Consolidated Financial Statements in Part II, Item 8 of our 2022 Form 10-K, except as otherwise provided in footnotes to the "Pension Benefits" table on page 90. The actual change in present value of accumulated benefits from December 31, 2021 through December 31, 2022 was ($58,000) and ($314,000) for Mr. McKenney's Qualified and Excess Plan benefits, respectively, ($358,000) and ($475,000) for Mr. Simonds' Qualified and Excess Plan Benefits, respectively, and ($415,000) and $(211,000) for Mr. Arnold's Qualified and Excess Plan Benefits. respectively. The increase in discount rate more than offset the increase due to the passage of time. As such present values declined during this period, no amount is shown in this column in accordance with SEC rules.

(5) "All Other Compensation" amounts are set forth in the following table.

2022 ALL OTHER COMPENSATION

	McKenney	Zabel	Simonds	Iglesias	Arnold
Employee and Spouse/Guest Attendance at Company Business Functions[a]	$74,344	$7,090	$23,723	—	$75,847
Personal Use of Company Aircraft[b]	43,686	—	—	—	—
Total Perquisites	**$118,030**	**$7,090**	**$23,723**	**—**	**$75,847**
Matching Gifts Program[c]	10,000	10,000	10,000	10,000	10,000
Company Matching Contributions Under our Qualified and Non-Qualified Defined Contribution Retirement Plan[d]	186,819	78,742	93,138	59,456	55,712
Company Contributions to the Qualified and Non-Qualified Defined Contribution Retirement Plan[e]	168,137	70,868	83,824	53,510	50,141
Non-Resident State Taxes[f]	19,122	1,939	3,978	1,608	3,612
Tax Reimbursement Payments[g]	42,546	6,081	22,999	1,014	67,606
Other[h]	—	50	—	—	9,520
Total All Other Compensation	**$544,654**	**$174,770**	**$237,662**	**$125,588**	**$272,438**

(a) Spouses or guests sometimes accompany the NEOs at company business functions. Amounts shown represent the incremental cost to the company for such attendance.

When these trips included travel on the company aircraft, the incremental cost to the company of such travel was calculated to determine amounts to be reported. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. Fixed costs associated with travel on the company aircraft that do not change based on level of usage, such as pilot salaries and depreciation of the aircraft, are excluded. On occasion, executives and/or their spouses fly on the company aircraft as additional passengers on business flights, for which there is no incremental cost.

When spouse or guest attendance is expected, a tax gross-up payment is provided. Where applicable, these payments have been included under "Tax Reimbursement Payments".

(b) Mr. McKenney is allowed 20 hours of personal use of the company aircraft paid by the company per year. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. Fixed costs associated with travel on the company aircraft that do not change based on level of usage, such as pilot salaries and depreciation of the aircraft, are excluded. Income is imputed to Mr. McKenney for this usage and he is responsible for the taxes incurred (i.e., the amount is not grossed-up for taxes).

(c) Amounts represent those provided through our Matching Gifts Program, available to all full-time employees and non-employee directors. During 2022, the company matched eligible gifts from a minimum of $50 to an aggregate maximum gift of $10,000 per employee. Amounts listed only represent company matching gifts made to qualified non-profit organizations and educational institutions on behalf of the NEOs, and do not represent total charitable contributions made by them during the year. Additionally, all full-time employees and non-employee directors were eligible to make a Unum Political Action Committee (PAC) contribution. For those who chose to make a contribution to the Unum PAC and take advantage of the matching contribution feature, the company will make a matching contribution to the qualifying charity of the employee's choice up to the $10,000 matching gift limit in the following year. Therefore, if a NEO elected a match for their 2021 Unum PAC contributions, the matching gift was made in 2022 and is reflected in this amount.

(d) Amounts represent the aggregate matching contributions into our 401(k) Plan as well as matching contributions into our Non-Qualified Plan. Matching contributions under our 401(k) Plan are provided to all eligible employees participating in the plan as described in the "Retirement and Workplace Benefits" section. Matching contributions under our Non-Qualified Plan are provided to eligible officers participating in the plan. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2022 under both the 401(k) Plan and Non-Qualified Plan.

(e) These amounts represent the aggregate of company contributions under our 401(k) and Non-Qualified Plans as described in the "Retirement and Workplace Benefits" section. Full-time employees with one year of service with the company receive 4.5% of their salary and annual incentive contributed into their 401(k) Plan.

(f) Many of our employees are required to travel to other company locations outside of their primary state of employment. While working in a state other than their primary state of employment, employees may become subject to state income taxes in that state if days worked or earnings accrued exceed an amount specified under state law. When this happens, we pay the state income tax on behalf of those employees (including our NEOs) and gross-up the income amount for taxes (gross-ups on these amounts are included in "Tax Reimbursement Payments"). The employee remains responsible for any taxes they would have incurred had they worked only in their primary state of employment.

(g) Amounts represent tax payments made by us on behalf of each NEO relating to Employee and Spouse/Guest Attendance at Company Business Functions and/or Non-Resident State Taxes.

(h) Amounts represent other de minimis gifts and fringe benefits. Mr. Arnold participated in the company's student debt relief program, which allows employees to apply unused paid time off towards student loans.

(6) There were 27 pay periods during 2020; therefore, the amount shown is higher than annual base salary for each of the NEOs.

(7) These awards were comprised of performance share units (PSUs), RSUs and stock success units (SSUs). SSUs were granted as part of the one-time Success Incentive Plan in 2020. Beginning with the March 2021 long-term incentive grants, cash incentive units (CIUs) replaced the prior PSU awards. Since CIUs are tracked and denominated in cash, these awards are no longer reported in the "Stock Awards" column and will only be reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column at the time of vesting.

2022 Grants of Plan-Based Awards

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards (Number of Shares of Stock or Units) (#)[1]	Grant Date Fair Value of Stock Awards ($)
	Threshold	*Target*	*Max*		
McKenney					
	626,972	2,507,886	5,015,772 [2]		
3/1/2022		4,200,000	8,400,000 [3]		
3/1/2022				156,250	4,200,000 [4]
Zabel					
	215,027	860,107	1,720,214 [2]		
3/1/2022		773,438	1,546,876 [3]		
3/1/2022				28,774	773,445 [4]
Simonds					
	250,654	1,002,616	2,005,232 [2]		
3/1/2022		962,500	1,925,000 [3]		
3/1/2022				35,807	962,492 [4]
Iglesias					
	140,529	562,116	1,124,232 [2]		
3/1/2022		371,250	742,500 [3]		
3/1/2022				13,811	371,240 [4]
Arnold					
	123,547	494,189	988,378 [2]		
3/1/2022		343,774	687,548 [3]		
3/1/2022				12,789	343,768 [4]

(1) Restricted stock units (RSUs) were granted on March 1, 2022 under the Stock Incentive Plan of 2017. Details are provided in the "Long-Term Incentive Granted in 2022" table and related footnotes.

(2) The amounts in this row reflect the threshold, target, and maximum award that could be earned in 2022 under the Annual Incentive Plan. For the Annual Incentive Plan, the threshold is 25% of the amount shown in the "Target" column and reflects the payout that would have been earned based on threshold achievement of each of the performance measures. Target amounts are based on the individuals' earnings for 2022 and their annual incentive target. The maximum award is 200% of such target.

(3) The amounts in this row reflect the target and maximum award for the cash incentive units (CIUs) awarded under the Long-Term Incentive plan. The actual amount that will be issued will be determined based on the achievement of the three-year performance goals (2022-2024), modified by relative total shareholder return, as described in further detail in the "Long-Term Incentive" section.

(4) The grant date fair value of the RSUs granted on March 1, 2022 was calculated as the number of units granted multiplied by $26.88, the closing market price of shares of company stock on the grant date.

2022 Outstanding Equity Awards at Fiscal Year-End

	STOCK AWARDS			
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1][2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	(#)	($)	(#)	($)
McKenney	419,947	17,230,425	—	—
Zabel	56,407	2,314,379	—	—
Simonds	96,885	3,975,192	—	—
Iglesias	41,617	1,707,546	—	—
Arnold	37,036	1,519,587	—	—

(1) The amounts in the "Number of Shares or Units of Stock That Have Not Vested" column represent the aggregate value of outstanding and unvested restricted stock units (RSUs) and stock success units (SSUs) based on the closing stock price of $41.03 on December 30, 2022, the last trading day of the year. Dividends on these awards are accrued in cash and paid at the same time that the underlying RSUs and SSUs vest. As of December 31, 2022, our NEOs had the following amounts (rounded) of accrued cash dividends on their outstanding RSUs and SSUs: $839,767 for Mr. McKenney; $97,222 for Mr. Zabel; $193,424 for Mr. Simonds; $86,626 for Ms. Iglesias and $76,359 for Mr. Arnold.

(2) SSUs were granted in August 2020 and have a six-year term, with the opportunity for proportional accelerated vesting after one-, three- and five-year performance periods. Each performance period began on January 1, 2021 and the awards will vest in full on the sixth anniversary of the grant date (August 2026), subject to the executive's continued employment, unless vesting is accelerated based on the company's achievement of three performance hurdles. As of December 31, 2022, two-thirds of the SSU awards remained outstanding.

Vesting Schedule for Unvested Restricted Stock Units

		Number of Units Vesting[1]				
Vesting Date	**Grant Date**	**McKenney**	**Zabel**	**Simonds**	**Iglesias**	**Arnold**
March 1, 2023	3/1/2020	46,458	5,263	8,985	5,416	5,015
March 1, 2023	3/1/2021	45,496	7,279	10,282	4,504	3,981
March 1, 2023	3/1/2022	51,562	9,495	11,816	4,557	4,220
March 1, 2024	3/1/2021	46,876	7,501	10,594	4,641	4,102
March 1, 2024	3/1/2022	51,563	9,495	11,816	4,558	4,220
March 1, 2025	3/1/2022	53,125	9,784	12,175	4,696	4,349
August 24, 2026[2]	8/24/2020	124,867	7,590	31,217	13,245	11,149
Total		**419,947**	**56,407**	**96,885**	**41,617**	**37,036**

(1) Dividend equivalents accrue and settle in cash to the extent that the underlying RSUs and SSUs vest.

(2) These SSUs are eligible for accelerated vesting after three- and five-year performance periods, in each case conditioned upon achievement of the performance hurdles during the applicable performance period. See the details of the Success Incentive Plan beginning on page 62 of our 2021 Proxy Statement.

2022 Stock Vested

	Stock Awards	
	Number of Shares Acquired on Vesting[1] (#)	**Value Realized on Vesting**[2][3] ($)
McKenney[4]	368,617	14,355,240
Zabel	42,391	1,645,738
Simonds	72,874	2,820,650
Iglesias	42,331	1,655,264
Arnold	38,805	1,521,935

(1) Reflects the number of restricted stock units (RSUs) and performance share units (PSUs) that vested during 2022. Accrued dividend equivalents were reinvested into additional RSUs for grants prior to March 1, 2020, which are included in the number of shares in this column. A portion of these shares were withheld to cover taxes due upon vesting.

(2) Beginning with March 1, 2020 grants, dividends are accrued in cash and paid at the same time that the underlying RSUs and PSUs vest. Our NEOs had the following amounts (rounded) of accrued cash dividends on their vested RSUs and PSUs: $966,681 for Mr. McKenney; $112,029 for Mr. Zabel; $188,716 for Mr. Simonds; $111,734 for Ms. Iglesias and $103,238 for Mr. Arnold. Accrued cash dividends were distributed on March 1, 2022 for the RSUs and February 17, 2023 for the PSUs, respectively, and are included in the "Value Realized on Vesting" column. Prior to the distribution of the vested PSU awards, the first quarter 2023 dividend was paid in February 2023 and was due on the PSUs which had vested on December 31, 2022. Therefore, the following amounts were included in the distributions of the PSUs: $81,162 for Mr. McKenney, $9,195 for Mr. Zabel; $15,697 for Mr. Simonds; $9,461 for Ms. Iglesias and $8,760 for Mr. Arnold. These February 2023 amounts were excluded from the "Value Realized on Vesting" column above since they were earned after the vesting date of the PSUs. A portion of the cash was withheld to cover taxes due upon vesting.

(3) RSUs were multiplied by the closing stock price on the vesting date, March 1, 2022. PSUs that were granted in 2020 (for the 2020-2022 performance period) vested on December 31, 2022. They were multiplied by the closing stock price of $41.03 on December 30, 2022, the last trading day of the year. PSUs were distributed on February 17, 2023 on which date the closing stock price was $42.81 per share.

(4) Per the terms of the award agreement, 50% of Mr. McKenney's 2020 RSU awards (representing 22,545 shares) were settled in cash.

Current Value of Pension Benefits

Pension benefits payable to each NEO are summarized in the following table:

PENSION BENEFITS

	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)	Payments During Last Fiscal Year ($)
McKenney	Qualified	4.42	91,000	—
	Excess	4.42	500,000	—
Zabel[1]	Qualified	—	—	—
	Excess	—	—	—
Simonds	Qualified	16.25	420,000	—
	Excess	16.25	557,000	—
Iglesias[1]	Qualified	—	—	—
	Excess	—	—	—
Arnold	Qualified	28.83	1,063,000	—
	Excess	28.83	540,000	—

(1) No amounts are shown for Mr. Zabel and Ms. Iglesias because the plans were frozen to further accruals on December 31, 2013, before their eligibility and/or employment began.

(2) All calculations utilize credited service and pensionable earnings as of the pension freeze date, December 31, 2013. Therefore the credited service shown reflects service through December 31, 2013. While all named executives have continued in service through the December 31, 2022 measurement date, no additional pensionable earnings or credited service have been accrued following the freeze date.

(3) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2022, which is the same measurement date used for financial statement reporting purposes for the company's audited financial statements as found in Note 9 to the Consolidated Financial Statements contained in the company's 2022 Form 10-K. All calculations utilize the following assumptions:

- Retirement Age: Assumes age 65.
- Discount Rate: 5.70%
- Salary Increase Rate: Not applicable.
- Social Security Indexing Rate: 3.5% to index the Qualified and Excess Plan benefits from the measurement date to commencement date.
- Pension Increase Rate: Not applicable.
- Pre-Retirement Decrements: None.
- Post-Retirement Mortality Table: Pri-2012 Mortality Tables projected using fully generational Scale MP-2020.

Non-Qualified Deferred Compensation

We maintain one active non-qualified defined contribution plan (Non-Qualified Plan) that allows for deferrals of compensation by our NEOs.

NON-QUALIFIED DEFERRED COMPENSATION

	Plan	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY[2]	Aggregate Earnings in Last FY[3]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[4]
		($)	($)	($)	($)	($)
McKenney	Non-Qualified DC	171,569	325,982	(776,309)	—	4,235,722
Zabel	Non-Qualified DC	63,492	120,635	(93,826)	—	483,671
Simonds	Non-Qualified DC	77,888	147,987	(193,028)	—	1,777,299
Iglesias	Non-Qualified DC	176,823	83,991	(288,365)	—	1,484,668
Arnold	Non-Qualified DC	80,953	76,878	(446,575)	—	1,732,716

(1) These amounts are included in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2022 for each NEO.

(2) These amounts represent company contributions through our Non-Qualified Plan, as described in the "Retirement and Workplace Benefits" section. The amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2022 for each NEO.

(3) These amounts were not included in the Summary Compensation Table because investment earnings were not preferential or above market. The investment options under the non-qualified retirement plans are the same choices available to all employees that are eligible to participate in the 401(k) Plan and NEOs do not receive preferential earnings on their investments.

(4) This column includes the following amounts that were reported in prior years' Summary Compensation Tables in the "Salary," "Non-Equity Incentive Plan Compensation," or "All Other Compensation" columns, as applicable, to the extent that the NEO was a NEO at the time: $2,665,887 for Mr. McKenney; $259,117 for Mr. Zabel; $1,103,722 for Mr. Simonds; $1,046,877 for Ms. Iglesias, and $569,749 for Mr. Arnold.

Post-Employment Compensation

The discussion below outlines estimated benefits payable to our NEOs under various termination scenarios as of December 31, 2022.

The following terminology will be used throughout the discussion of the various termination scenarios:

TERMINATION DEFINITIONS

Termination with cause

One or more of the following factors is present: the failure to substantially perform duties; the willful engagement in illegal conduct or gross misconduct harmful to the company; or the conviction of a felony (or plea of "guilty" or "no contest").

Termination without cause

One or more of the following factors is present: poor performance, other than for misconduct or cause (as defined above); job elimination; job requalification; or the decision to fill the position with a different resource consistent with the direction of the company.

Resignation for good reason

One or more of the following events have preceded the resignation of the NEO: assignment to a position inconsistent with his or her existing position or any other action that diminishes such position; reduction of his or her base salary or annual incentive target; failure to continue any material employee benefit or compensation plan in which he or she participates; or relocation to an office more than 50 miles from his or her location.

Change in control

A change in control occurs when one of the following situations exists: (a) the incumbent directors at the beginning of any two-year period cease to constitute a majority of the Board during such period; (b) an entity acquires 20% of our voting stock (30% in some instances); (c) we consummate certain transactions such as a merger or disposition of substantially all of our assets; or (d) shareholders approve a plan of liquidation or distribution.

In the event of any termination of employment, each NEO would receive benefits to which he or she is entitled, including any unpaid base salary through the date of termination, accrued vacation, and accrued benefits under the retirement plans.

Severance and Change in Control Arrangements

We have the following severance and change in control contracts and plans covering the NEOs.

SEVERANCE BENEFITS

The company provides severance benefits to all employees (including our NEOs) in the event of involuntary termination, other than for death, disability or cause. In general, we provide severance in order to give our employees competitive benefits with respect to the possibility of an involuntary termination of their employment.

Pursuant to arrangements more fully described in the next section, severance benefits would be provided to the NEOs as follows: (1) to Mr. McKenney under a severance agreement dated effective as of April 1, 2015, and (2) to the other NEOs under our Separation Pay Plan for Executive Vice Presidents and applicable change in control severance agreements.

When termination of employment is accompanied by severance payments, the former executive is required to release claims he or she may have against us, and to provide us with certain confidentiality, non-solicitation, non-competition, and non-disparagement covenants. We also agree to indemnify the former executive for certain actions taken on the company's behalf during his or her employment.

CHANGE IN CONTROL AGREEMENTS

Each NEO, other than Mr. McKenney, is covered by a standalone change in control severance agreement with the company. These agreements provide an enhanced severance benefit in the event of a termination following a change in control. This ensures the covered executives remain focused during the critical times before and after a major corporate transaction, regardless of any uncertainty with respect to their future employment.

None of the NEOs has an excise tax gross-up provision in his or her agreement.

As indicated above, change in control benefits are available to Mr. McKenney under his severance agreement. Mr. McKenney's agreement specifically addresses post-employment payments, including in the event of a termination of employment in connection with a change in control.

In the event of termination within the two year period immediately following the occurrence of a change in control, our NEOs (including Mr. McKenney) would receive the following benefits under their respective agreements:

- A multiple of the sum of base salary and annual incentive, which for Mr. McKenney is three times the sum of his annual base salary and the average of the annual incentive paid to him in the three years prior to the date of termination, and for the other NEOs is two times the sum of his or her annual base salary and annual incentive (the greater of the current year target or the prior year annual incentive paid);

- Prorated annual incentive through the date of termination of employment, which for Mr. McKenney is based on the average of the annual incentive paid to him in the three most recent calendar years, and for the other NEOs is based on the greater of the current year target or the prior year annual incentive paid;

- Health and welfare benefits, which for Mr. McKenney are provided for up to three years, and for the other NEOs are provided for up to two years;

- Outplacement services (20% of base salary, maximum of $50,000); and

- Accelerated vesting of unvested cash incentive units (CIUs), cash success units (CSUs) and equity awards (including stock success units (SSUs)), that were assumed upon the change in control, but only if the termination of employment was due to death or disability, by the company without cause, or by the executive for good reason. The date of a change in control shall be deemed the last day of the performance period solely for the purpose of calculating performance for CIUs.

Notwithstanding the above, the change in control payments would be reduced if the reduction would result in greater after-tax proceeds to the executive absent the reduction. Otherwise, the executive would receive the above payments and be responsible for paying any excise tax imposed on the payments.

TERMINATIONS NOT RELATED TO A CHANGE IN CONTROL

There are instances in which a NEO's employment may be terminated that does not involve a change in control. The company may terminate for cause or without cause. Additionally, termination of employment may occur upon a NEO's voluntary resignation, retirement, death, or becoming disabled.

In the event of the death, disability or retirement (if eligible) of a NEO, all of the NEO's unvested restricted stock units (RSUs) would vest. In the event of termination of employment as a result of job elimination or requalification (or, in the case of Mr. McKenney, resignation for good reason), the NEOs would vest in a pro-rata portion of earned CIUs and in the event of termination of employment as a result of death, disability, or retirement, the NEOs would vest in earned CIUs, in each case on the date that such awards would otherwise be settled based on actual performance. However, to the extent necessary to avoid the imposition of penalty taxes under Code Section 409A, stock would not be distributed until at least six months after the date of termination.

NEOs receive additional benefits depending upon the termination scenario as outlined in the following table:

TERMINATION BENEFITS AVAILABLE TO CEO AND OTHER NEOs UNDER NON-CHANGE IN CONTROL SCENARIOS

Benefits Received	Termination for Cause or Voluntary Resignation	Termination Without Cause or Resignation with Good Reason*	Disability	Death	Retirement
Severance[1]		CEO, Other NEOs			
Prorated Annual Incentive[2]		CEO	CEO, Other NEOs	CEO, Other NEOs	If Retirement Eligible
Early Vesting of Long-Term Incentive[3][4]		CEO	CEO, Other NEOs	CEO, Other NEOs	If Retirement Eligible
Benefit Continuation[5]		CEO			
Outplacement Services[6]		CEO, Other NEOs			
Disability Benefits[7]			CEO, Other NEOs		
Group Life Insurance Benefits[8]				CEO, Other NEOs	
Corporate Owned Life Insurance[8]				CEO/Other NEOs who gave approval	

* Mr. McKenney is the only NEO entitled to benefits in the event of a resignation for good reason other than in connection with a change in control.

(1) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive severance of two times the sum of his annual base salary and the average of the annual incentive paid to him in the three years prior to the date of termination. Other NEOs who are terminated without cause will receive 18 months of base salary. See the following table for termination benefits related to a change in control.

(2) Annual incentive will be prorated based on the date of termination of employment. For all NEOs other than Mr. McKenney, the NEO will be eligible for prorated annual incentive in the event of death, disability, or retirement (if eligible) only if such termination occurs on or after the last pay period in June.

(3) If Mr. McKenney is terminated without cause or resigns for good reason, a prorated portion of his unvested RSUs will accelerate vesting under the terms of the award agreements. Additionally, he would be eligible to receive a prorated portion of unvested CIUs based on actual performance at the end of the three-year performance cycle.

(4) For all NEOs, absent a change in control and in the event of death, disability, or retirement (if eligible), their unvested RSUs will accelerate. Additionally, they would be eligible to receive any unvested CIUs based on actual performance at the end of the three-year performance cycle. Absent a change in control, all unvested CSUs and SSUs would be forfeited.

(5) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive health and welfare benefits for up to two years.

(6) Outplacement services are capped at 20% of base salary (up to a maximum of $50,000).

(7) Consists of monthly benefits from the company's long-term disability plan until the earlier of age 65 or death.

(8) Group life insurance benefits are $50,000 for each full-time employee. Corporate owned life insurance (COLI) benefits are applicable for each NEO who was eligible at the time of purchase and gave their approval. The beneficiary (as defined in the policy) will receive $200,000 if the NEO is an active employee at death, or $50,000 if the NEO is not an active employee at death. Mr. Arnold is covered under two COLI benefits; his beneficiary will receive a total of $400,000 if Mr. Arnold is active at death, or $50,000 if he is not an active employee at death.

TERMINATION PAYMENTS

Termination payments are provided to NEOs as outlined in the following table and vary with the circumstances under which the termination occurs. In the event of termination as a result of death, payments will be made to the named executive officer's beneficiary.

Consistent with SEC requirements, all termination scenarios in the table below assume a termination date of December 31, 2022. Accordingly, all calculations in the following table were made using the closing market price of our common stock of $41.03 per share on December 30, 2022, the last trading day of the year. We have excluded amounts received as an annuity under our retirement plans. The amounts shown in the table also do not include distributions of plan balances under the Non-Qualified Plan. Those amounts are shown in the "Non-Qualified Deferred Compensation" table on page 91.

The amounts in the following table are hypothetical based on the rules of the SEC. Actual payments depend on the circumstances and timing of any termination. The information provided in this table constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

TERMINATION TABLE

Termination Scenario	McKenney ($)	Zabel ($)	Simonds ($)	Iglesias ($)	Arnold ($)
Termination for Cause or Voluntary Resignation					
	—	—	—	—	—
Total	**—**	**—**	**—**	**—**	**—**
Termination Without Cause or Resignation with Good Reason (CEO)					
Severance	6,312,308	960,000	1,080,000	847,500	787,500
Prorated Annual Incentive[1]	2,056,154	—	—	—	—
Early Vesting of Long-Term Incentive[2]	12,207,842	—	—	—	—
Benefit Continuation	90,889	—	—	—	—
Outplacement Services	50,000	50,000	50,000	50,000	50,000
Total	**$20,717,193**	**$1,010,000**	**$1,130,000**	**$897,500**	**$837,500**
Disability					
Prorated Annual Incentive[1][3]	2,056,154	1,419,176	1,654,317	843,174	741,284
Early Vesting of Long-Term Incentive[4]	20,557,885	3,453,015	4,612,987	1,957,269	1,780,155
Disability Benefits	244,336	238,958	316,913	182,835	120,795
Total	**$22,858,375**	**$5,111,149**	**$6,584,217**	**$2,983,278**	**$2,642,234**
Death					
Prorated Annual Incentive[1][3]	2,056,154	1,419,176	1,654,317	843,174	741,284
Early Vesting of Long-Term Incentive[4]	20,557,885	3,453,015	4,612,987	1,957,269	1,780,155
Group Life Ins. Benefits	50,000	50,000	50,000	50,000	50,000
Corporate Owned Life Ins.	200,000	200,000	200,000	200,000	400,000
Total	**$22,864,039**	**$5,122,191**	**$6,517,304**	**$3,050,443**	**$2,971,439**
Termination Related to a Change in Control					
Severance	9,468,462	3,155,460	3,733,200	2,384,000	2,238,084
Prorated Annual Incentive[1][3]	2,056,154	864,000	1,008,000	565,000	498,750
Early Vesting of Long-Term Incentive	29,303,192	4,347,840	6,799,325	2,884,904	2,560,993
Benefit Continuation	136,333	82,862	106,806	106,184	85,381
Outplacement Services	50,000	50,000	50,000	50,000	50,000
DC Enhancement[5]	336,000	—	168,000	—	—
280G Cut-back[6]	—	—	(2,430,345)	(320,884)	—
Total	**$41,350,141**	**$8,500,162**	**$9,434,986**	**$5,990,088**	**$5,433,208**
Retirement					
Prorated Annual Incentive[7]	—	—	—	—	741,284
Early Vesting of Long-Term Incentive[2]	—	—	—	—	1,780,155
Total	**—**	**—**	**—**	**—**	**$2,521,439**

(1) In these scenarios, per the terms of Mr. McKenney's severance agreement, he would be entitled to a prorated annual incentive. The amount is to be calculated using the average of the annual bonuses paid for the three most-recent calendar years.

(2) In the event Mr. McKenney resigns with good reason, the amount shown in the table represents the value of the prorated RSUs (and their related accrued cash dividends) that would vest at a market price of $41.03, the closing price of our stock on December 30, 2022, the last trading day of the year plus the prorated amount of CIUs. In the event of job elimination, Mr. Arnold is eligible for retirement status under the terms of the Stock Incentive Plan of 2017 and the 2022 Stock Incentive Plan. Therefore, the amount shown in the table for retirement represents the value of the prorated RSUs (and their related accrued cash dividends) that would vest at a market price of $41.03, the closing price of our stock on December 30, 2022, the last trading day of the year plus the prorated amount of CIUs. In the event Mr. McKenney resigns with good reason or Mr. Arnold has a job elimination (which would be treated as 'retirement' given his eligibility), the CIUs would vest based on actual performance at the end of the three-year performance cycle. In the event of job elimination for each of the NEOs, except Mr. Arnold, the prorated early vesting of RSUs (and their related accrued cash dividends) would be as follows: Mr. McKenney $8,307,842; Mr. Zabel $1,318,775; Mr. Simonds $1,824,699 and Ms. Iglesias $821,357. These NEOs would also be eligible to receive a prorated portion of their unvested CIUs in the event of job elimination or requalification. The prorated amount would be calculated based on their termination date and the vesting of the CIUs would be based on achievement of the prospective three-year goals, modified by relative total shareholder return (TSR). Assuming a job elimination date of December 31, 2022, the prorated CIUs that each NEO would be eligible to receive would be as follows: Mr. McKenney $3,900,000; Mr. Zabel $657,813; Mr. Simonds $885,806 and Ms. Iglesias $371,250. In accordance with Regulation S-K, Item 402(j), the CIUs are reported at target levels since the final achievement is not yet determined.

(3) Per the terms of the Annual Incentive Plan, in the event of death or disability during the plan year, on or after the last payday of June, the participant or their beneficiary (as applicable) would receive a prorated payment based on plan results. Per the terms of the change in control severance agreements, in the event of a change in control for NEOs other than Mr. McKenney, each NEO is eligible for a prorated annual incentive based on the higher of the executive's prior year actual or the current year target bonus.

(4) The amounts reported include RSUs (and their related accrued cash dividends) that would accelerate vesting in the event of disability, death or retirement (if eligible) plus the value of CIUs at target. The CIUs may be fully earned in the event of disability, death or retirement, based on the satisfaction of the performance goals. The awards would not be payable until the end of the applicable performance period. In accordance with Regulation S-K, Item 402(j), the CIUs are reported at target levels since the final achievement is not yet determined.

(5) Defined Contribution (DC) enhancement is a lump sum payment representing the amount resulting from multiplying the company's non-contributory retirement plan contributions times two additional years of eligible earnings for Messrs. McKenney and Simonds.

(6) Mr. Simonds and Ms. Iglesias' benefits and payments are subject to a cutback to eliminate any excise tax payable under Section 4999 of the Code if the net after-tax amount that each would receive with respect to such payments or benefits exceeds the net after-tax amount Mr. Simonds and Ms. Iglesias respectively would receive if the amounts of such payments and benefits were not reduced and each paid the excise tax. In respect of a termination occurring as of December 31, 2022, both Mr. Simonds and Ms. Iglesias would receive a greater benefit by having such benefits and payments reduced than by receiving such benefits and payments and paying the excise tax. The amounts included above (which reduces the total for the termination scenario) is the amount by which such payments and benefits must be reduced in order for Mr. Simonds and Ms. Iglesias to avoid paying the excise tax.

(7) Mr. Arnold is eligible for retirement status under the terms of the Annual Incentive Plan as of December 31, 2022 and would be eligible for a prorated annual incentive in the event of retirement. The remaining NEOs did not meet the eligibility criteria for retirement status under the terms of the Annual Incentive Plan as of December 31, 2022 and therefore would not have been eligible for a prorated annual incentive payment in the event of retirement.

CEO Pay Ratio

As required by SEC rules, we are providing the following information about the ratio of the annual total compensation of our median compensated employee to the annual total compensation of our Chief Executive Officer.

The 2022 annual total compensation of the median employee as of December 31, 2022 was $71,268. The 2022 annual total compensation of Richard McKenney, our Chief Executive Officer, was $9,596,867. The ratio of these amounts (also referred to as the "CEO pay ratio") was 1-to-135.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records. The SEC's rules regarding the identification of the median compensated employee and the process of calculating the pay ratio allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their unique employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the CEO pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The CEO pay ratio for the 2022 fiscal year is calculated using the same median employee identified with respect to the 2021 fiscal year as there was no change in our employee population or employee compensation arrangements during the 2022 fiscal year that we reasonably believe would significantly impact our pay ratio disclosure. The steps described below were performed in early 2022 to determine the annual total compensation of the median employee for the 2021 fiscal year.

To identify our median employee, we began with our active employee population of approximately 10,250 employees as of December 31, 2021 (after excluding 276 employees in Poland). For these purposes, we identified the median compensated employee using base salary or hourly wages earned during fiscal 2021 and cash bonus paid for fiscal 2021. We annualized base salary or hourly wages, as applicable, for employees who were not designated as temporary or seasonal employees but who did not work for the entire year. Using this methodology, we determined that the median compensated employee was a full-time, non-exempt employee whose accountabilities include billing and premium reconciliation, plan changes and other service requests from customers. This employee is located in the eastern United States.

To calculate the CEO pay ratio for 2022, we identified the elements of our median employee's compensation for 2022 using the same methodology applied for calculating our CEO's total compensation as reported in the Summary Compensation Table, resulting in annual total compensation of $71,268.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance measures of the company. For information concerning the company's pay for performance philosophy and how the company aligns executive compensation with the company's performance, refer to the "Compensation Discussion and Analysis" beginning on page 53.

It is important to note that the "Total" amount set forth in the Summary Compensation Table (SCT) and the compensation actually paid (CAP) in the Pay Versus Performance (PVP) Table are not directly comparable. Each year presented in the SCT includes only the equity compensation granted during that year, whereas each year's CAP includes: (a) the year-end fair value of equity awards granted during the year, (b) the change in value during the year of unvested prior year equity awards and (c) the change in value from the beginning of the year to the vesting date for awards that vested during the year. Thus, the CAP includes both amounts paid or earned, as well as amounts derived from incremental accounting valuations for unvested equity awards that may never be earned or that could have different intrinsic values when earned.

In accordance with the SEC's disclosure requirements, the following table sets forth information pertaining to the compensation of our principal executive officer (PEO) and our non-PEO named executive officers (collectively, the "other NEOs") and certain financial performance measures, for each of the fiscal years ended December 31, 2020, 2021 and 2022.

PAY VERSUS PERFORMANCE TABLE

| | SCT Total for PEO[1] ($) | Compensation Actually Paid to PEO[2] ($) | Average SCT Total for Non-PEO NEOs[3] ($) | Average Compensation Actually Paid to Non-PEO NEOs[4] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income (in millions)[7] ($) | CSM: After-Tax Adjusted Operating Earnings Per Share[8] ($) |
					Total Shareholder Return[5] ($)	Peer Group Total Shareholder Return[6] ($)		
2022	9,596,867	24,116,706	2,588,735	4,574,016	162.5	136.5	1,314.2	6.21
2021	9,349,680	11,191,987	2,351,144	2,586,034	93.6	123.7	824.2	4.35
2020	13,258,738	11,827,507	2,747,103	2,451,121	83.7	90.5	793.0	4.93

(1) The dollar amounts reported in this column are the amounts reported for our PEO, Mr. McKenney (the Chief Executive Officer), for each of the corresponding years in the "Total" column in the SCT above.

(2) The dollar amounts reported in this column represent the CAP to Mr. McKenney, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Mr. McKenney. In accordance with these rules, these amounts reflect the "Total" as set forth in the SCT for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

COMPENSATION ACTUALLY PAID TO PEO

	2022	2021	2020
SCT Total	$9,596,867	$9,349,680	$13,258,738
Less, value of "Stock Awards" reported in SCT	(4,200,000)	(3,750,010)	(9,906,877)
Less, Change in Pension Value reported in SCT	—	—	(167,000)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	6,560,938	3,509,430	10,464,357
Plus (less), year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	4,672,711	1,535,973	(954,629)
Plus (less), year-over-year change in fair value of equity awards granted in prior years that vested in the year	7,486,190	546,914	(867,082)
Plus, pension service cost for services rendered during the year	—	—	—
CAP to Mr. McKenney	**$24,116,706**	**$11,191,987**	**$11,827,507**

(3) The dollar amounts reported in this column represent the average of the amounts reported for our other NEOs as a group (excluding Mr. McKenney) in the "Total" column of the SCT in each applicable year. The names of each of the other NEOs included for these purposes in each applicable year are as follows: (i) for 2022 and 2020, Messrs. Zabel, Simonds and Arnold and Ms. Iglesias; and (ii) for 2021, Messrs. Zabel, Simonds and Bhasin and Ms. Iglesias.

(4) The dollar amounts reported in this column represent the average CAP for the other NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts do not reflect the total compensation actually realized or received. In accordance with these rules, these amounts reflect the average "Total" as set forth in the SCT for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS

	2022	2021	2020
Average SCT Total	$2,588,735	$2,351,144	$2,747,103
Less, average value of Stock Awards reported in SCT	(612,736)	(539,057)	(1,293,689)
Less, average Change in Pension Value reported in SCT	—	—	(166,750)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	957,173	504,474	1,362,533
Plus (less), average year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	646,295	198,884	(108,536)
Plus (less), average year-over-year change in fair value of equity awards granted in prior years that vested in the year	994,549	70,589	(89,540)
Plus, average pension service cost for services rendered during the year	—	—	—
Average CAP to Non-PEO NEOs	**$4,574,016**	**$2,586,034**	**$2,451,121**

(5) Total Shareholder Return (TSR) is calculated by dividing the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the company's share price at the end of each fiscal year shown and the beginning of the measurement period by (b) the company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

(6) The peer group used for this purpose is the S&P 500 Life & Health Insurance Sub Industry Index, which is consistent with the disclosure required under Regulation S-K Item 201(e).

(7) The dollar amounts reported represent the amount of net income reflected in the company's audited financial statements for the applicable year.

(8) The company-selected measure (CSM) is after-tax adjusted operating earnings per share (EPS), which is defined as net income adjusted to exclude after-tax net investment gains or losses and amortization of the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix A of this proxy statement divided by dilutive outstanding weighted average shares. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives.

Relationships Between Compensation Actually Paid and Performance Measures

As described in more detail in the "Compensation Discussion and Analysis" section above, the company's executive compensation program reflects a variable pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, all of those measures are not presented in the PVP table above. Moreover, as discussed above, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with CAP for a particular year. In accordance with SEC rules, the following information explains how the CAP to our PEO, as well as the average CAP to our other NEOs, each compares to our cumulative total shareholder return (TSR), net income, and after-tax adjusted operating earnings per share. We've also addressed how our three-year TSR compares to the three-year TSR of the S&P 500 Life & Health Insurance Sub Industry Index ("S&P Life & Health Index").

Over the three-year period from 2020 to 2022, like many other companies, we have faced challenges as the COVID-19 pandemic caused significant disruption to global markets, employment and business. During 2020 and 2021, we experienced significant increases in COVID-based claims incidence in our group life and disability lines, as well as leaves administered through our leave management business. During 2022, the impacts of COVID-19 lessened and we returned to pre-pandemic operating levels, resulting in record earnings and strong growth.

Compensation actually paid to our PEO and other NEOs directionally aligns with our financial performance as summarized below.

- 2022: The CAP to our PEO and other NEOs increased relative to 2021 and 2020, which was reflective of an excellent year for the company in 2022, as evidenced by 42.8% growth in after-tax adjusted operating earnings per share, 59.5% growth in net income, and TSR well above the S&P Life & Health Index and other peer companies. Other key factors driving the increase in CAP were the increase in achievement of our 2020 performance share unit (PSU) grant as well as the increase in our stock price during 2022.

- 2021: The CAP to our PEO was 5.4% lower, and the average CAP for other NEOs was 5.5% higher, than 2020. We had solid financial results despite negative impacts of the COVID-19 pandemic, with after-tax adjusted operating earnings per share 11.8% lower, and net income 3.9% higher, than 2020. Our TSR, though still lagging the S&P Life & Health Index TSR, was up 11.8% relative to 2020.

- 2020: With the onset of the pandemic during the year, we experienced lower after-tax adjusted operating earnings per share and net income levels than historical performance. Our TSR was more negatively impacted than the S&P Life & Health Index and other peer companies due in part to the impact of historically low interest rates and investor perceptions surrounding the long-term care industry. The CAP to our PEO and other NEOs was impacted by a one-time special performance grant during the year that was designed to encourage the achievement of critical business outcomes and to incent executives to continue employment with the company over the long term.

Financial Performance Measures

As described in greater detail in the "Compensation Discussion and Analysis" above, the company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the company uses for both short- and long-term incentive awards are selected based on an objective of incentivizing NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the company to link executive compensation actually paid to the PEO and other NEOs, for the most recently completed fiscal year, to the company's performance are as follows:

Most Important Performance Measures

After-tax adjusted operating earnings per share[1]
Consolidated adjusted operating return on equity[2]
Earned premium[3]
Sales
Relative total shareholder return

(1) After-tax adjusted operating earnings per share is defined as net income adjusted to exclude after-tax net investment gains or losses and amortization of the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix A of the proxy statement divided by dilutive outstanding weighted average shares. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives.

(2) Consolidated adjusted operating return on equity is calculated by dividing after-tax adjusted operating income by the average of the beginning- and end-of-year stockholders' equity adjusted to exclude the net unrealized gain or loss on securities and the net gain or loss on hedges. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix A of this proxy statement.

(3) Earned premium is calculated for our core operations (Unum US, Unum International, and Colonial Life).

Ownership of Company Securities

The following table shows the number of shares of our common stock beneficially owned by each of our directors and named executive officers and by all directors and executive officers as a group, as of March 27, 2023. The table and related footnotes also include information about deferred share rights, restricted stock units (RSUs), and stock success units (SSUs) credited to the accounts of directors and executive officers under various compensation and benefit plans, in the column entitled "Shares Subject to Settleable Rights or Units". Based upon the representations made by each director and executive officer, we do not believe that any shares held by them are pledged as security. Except as otherwise indicated below, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.

BENEFICIAL OWNERSHIP OF COMMON STOCK (as of March 27, 2023)

Name	Shares of Common Stock(1)	Shares Subject to Setteable Rights Units(2)(3)(4)	Total Shares Beneficially Owned	Percent of Class
Theodore H. Bunting, Jr.	12,922	28,917	41,839	*
Susan L. Cross	1,889	46,307	48,196	*
Susan D. DeVore	25,767	4,448	30,215	*
Joseph J. Echevarria	—	77,142	77,142	*
Cynthia L. Egan	30,018	15,738	45,756	*
Kevin T. Kabat	100,821	7,576	108,397	*
Timothy F. Keaney	36,162	5,473	41,634	*
Gale V. King	1,366	—	1,366	*
Gloria C. Larson	29,601	90,245	119,846	*
Ronald P. O'Hanley	17,955	24,313	42,268	*
Francis J. Shammo	26,284	21,265	47,549	*
Richard P. McKenney	775,775	—	775,775	*
Steven A. Zabel	63,255	—	63,255	*
Michael Q. Simonds	148,216	—	148,216	*
Lisa G. Iglesias	16,277	—	16,277	*
Timothy G. Arnold	76,754	—	76,754	*
All directors and executive officers as a group (21 persons)	1,531,094	321,424	1,852,517	*

* Denotes less than 1%.

(1) Includes 730 shares held indirectly by Mr. Arnold through the company's 401(k) Plan as of March 27, 2023.

(2) Represents the number of shares underlying deferred share rights and RSUs payable solely in shares (including dividend equivalents accrued on such rights or units) that may be settled within 60 days after March 27, 2023, including deferred share rights and RSUs that may be settled upon the termination of a director's service on the Board. For each non-employee director other than Ms. King, the amount includes shares underlying unvested RSUs that would vest upon retirement because the director meets the years of service requirement. Does not include shares underlying RSUs (including dividend equivalents accrued thereon) and SSUs that will not vest or cannot be settled within 60 days after March 27, 2023.

(3) As of March 27, 2023, the total number of shares underlying deferred share rights (including dividend equivalents accrued thereon) held by our non-employee directors, including those rights which cannot be settled in shares or within 60 days after March 27, 2023 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Bunting	—	Egan	—	Larson	49,689
Cross	19,364	Kabat	—	O'Hanley	17,973
DeVore	—	Keaney	1,025	Shammo	—
Echevarria	35,295	King	3,336		

(4) As of March 27, 2023, the total number of shares underlying RSUs (including dividend equivalents accrued thereon) held by our directors and executive officers, including those units which will not vest, or be settled in shares, within 60 days after March 27, 2023 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Bunting	40,229	Kabat	7,576	McKenney	250,313
Cross	26,942	Keaney	4,448	Zabel	46,091
DeVore	4,448	King	4,448	Simonds	60,655
Echevarria	41,847	Larson	40,556	Iglesias	23,783
Egan	15,738	O'Hanley	9,179	Arnold	19,871
		Shammo	21,265	All directors and executive officers as a group	704,245

In addition, as of March 27, 2023, the total number of shares underlying SSUs held by our executive officers (none are held by non-executive directors), which will not vest, or be settled in shares, within 60 days of March 27, 2023 and thus are not deemed to be beneficially owned for purposes of this table, was as follows: Mr. McKenney - 124,867; Mr. Zabel - 7,590; Mr. Simonds - 31,217; Ms. Iglesias - 13,245; Mr. Arnold - 11,149; and All executive officers as a group - 207,393.

Security Ownership of Certain Shareholders

Detailed information about the shareholders known to us to beneficially own more than 5% of our common stock can be found in the table below, including beneficial ownership based on sole and/or shared voting power and investment (dispositive) power. Information is given as of the dates noted in the footnotes below.

BENEFICIAL OWNERSHIP

	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock Outstanding
BlackRock, Inc.[1]	55 East 52nd Street New York, NY 10055	24,773,115	12.50%
The Vanguard Group, Inc.[2]	100 Vanguard Blvd. Malvern, PA 19355	19,431,945	9.76%
FMR LLC[3]	245 Summer Street Boston, MA 02210	17,801,879	8.94%
Norges Bank[4]	Bankplassen 2 PO Box 1179 Sentrum NO 0107 Oslo Norway	10,393,936	5.22%

(1) This information is based on the Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc. on January 24, 2023, which reflects beneficial ownership as of December 31, 2022. BlackRock, Inc. reported that, in its capacity as the parent holding company or control person of the subsidiaries listed therein, it had sole voting power with respect to 23,723,887 shares of our common stock, sole dispositive power with respect to 24,773,115 shares of our common stock, and shared voting and dispositive power with respect to none of our shares.

(2) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by The Vanguard Group, Inc. on February 9, 2023, which reflects beneficial ownership as of December 30, 2022. The Vanguard Group, Inc. reported that, in its capacity as investment adviser, it had sole voting power with respect to none of our shares of our common stock, shared voting power with respect to 105,679 shares of our common stock, sole dispositive power with respect to 19,134,683 shares of our common stock, and shared dispositive power with respect to 297,262 shares of our common stock.

(3) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by FMR LLC on February 9, 2023, which reflects beneficial ownership as of December 30, 2022. FMR LLC reported that, in its capacity as a parent holding company, it had sole voting power with respect to 17,735,282 shares of our common stock, sole dispositive power with respect to 17,801,879 shares of our common stock, and shared voting and dispositive power with respect to none of our shares. The Schedule 13G/A includes shares beneficially owned by subsidiaries controlled by or through FMR LLC, and Abigail P. Johnson, Director, Chairman and Chief Executive Officer of FMR LLC, and/or members of the family of Abigail P. Johnson.

(4) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by Norges Bank on February 14, 2023, which reflects beneficial ownership as of December 31, 2022. Norges Bank reported that it had sole voting power with respect to 10,393,936 shares of our common stock, sole dispositive power with respect to 10,393,936 shares of our common stock, and shared voting and dispositive power with respect to none of our shares.

Items to be Voted On

Election of Directors

(Item 1 on the Proxy Card)

Our Board of Directors currently has 12 members. One current member, Francis J. Shammo, will not stand for re-election at the 2023 Annual Meeting. Accordingly, the Board has reduced the number of Board members to 11 effective as of the 2023 Annual Meeting. All nominees will stand for election to one-year terms of office.

Upon the recommendation of the Governance Committee, the Board of Directors has nominated Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gale V. King, Gloria C. Larson, Richard P. McKenney and Ronald P. O'Hanley for election to one-year terms expiring at the 2024 Annual Meeting. Information concerning the nominees is provided under the section titled "Director Nominees" beginning on page 23. Each nominee currently serves on the Board and has been previously elected to the Board by shareholders. Each nominee has agreed to continue to serve if elected, and the Board has no reason to believe that any nominee will be unable to serve if elected. However, if any nominee becomes unable or unwilling to serve before the 2023 Annual Meeting, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.

The Board of Directors unanimously recommends that you vote FOR the election of each of the nominees for director: Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gale V. King, Gloria C. Larson, Richard P. McKenney and Ronald P. O'Hanley.

Advisory Vote to Approve Executive Compensation ("Say-on-Pay")

(Item 2 on the Proxy Card)

As required by Section 14A of the Exchange Act, we are asking you to approve an advisory resolution on the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives you the opportunity to endorse or not endorse our 2022 executive compensation programs and policies for the named executive officers through the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's proxy statement for the 2023 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion.

For additional detail concerning the compensation of our named executive officers, please refer to the "Compensation Discussion and Analysis" beginning on page 53 and the compensation tables that follow.

We currently hold a Say-on-Pay vote every year. Although your vote is not binding on the Board of Directors or the Human Capital Committee, the Human Capital Committee will review the voting results and seek to understand key factors that influenced the vote. As it did last year, the Human Capital Committee will consider constructive feedback obtained through this process in making future decisions about our executive compensation programs and policies. It is expected that shareholders will next have an opportunity to cast a Say-on-Pay vote at the 2024 Annual Meeting, unless the Board of Directors determines otherwise after considering the outcome of the shareholder vote in Item 3 below. The Board's decision on the frequency of future Say-on-Pay votes will be disclosed on Form 8-K, or an amendment thereto, following the 2023 Annual Meeting.

The Board unanimously recommends that you vote FOR approval of named executive officer compensation, as provided in the resolution above.

Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation ("Say-on-Frequency")

(Item 3 on the Proxy Card)

As required under Section 14A of the Exchange Act, we are providing shareholders with a Say-on-Frequency vote to determine how often shareholders believe we should hold future advisory votes to approve executive compensation. The frequency options are to hold the advisory vote to approve executive compensation every one year, every two years, or every three years. When the Say-on-Frequency vote was last held in 2017, shareholders indicated a preference to hold the advisory vote to approve executive compensation every year and the Board implemented that standard.

The proxy card provides shareholders with four choices on this voting item (1 Year, 2 Years, 3 Years, or Abstain). Shareholders are not voting to approve or disapprove the Board's recommendation. You should vote based on your preference as to the frequency with which future advisory votes to approve executive compensation should be held. If you have no preference, you may abstain.

We currently hold advisory votes to approve executive compensation every one year. Based upon the recommendation of the Human Capital Committee, the Board of Directors continues to believe that holding an annual shareholder advisory vote to approve executive compensation is appropriate and therefore recommends that you vote in favor of "1 Year" for the frequency of future advisory votes to approve executive compensation.

This Say-on-Frequency vote is not binding on the company. However, the Board of Directors and the Human Capital Committee value shareholder input and will carefully consider the results of the vote when making decisions regarding the frequency of future advisory votes to approve executive compensation. The Board's decision on the frequency of holding future advisory votes to approve executive compensation will be disclosed on Form 8-K, or an amendment thereto, following the 2023 Annual Meeting.

The Board unanimously recommends that you vote in favor of 1 YEAR for the frequency in which to hold advisory votes to approve executive compensation.

Ratification of Appointment of Independent Registered Public Accounting Firm

(Item 4 on the Proxy Card)

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (independent auditor) retained to audit our financial statements. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for 2023. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its shareholders.

The Board is seeking shareholder ratification of the appointment even though it is not legally required, as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of the company's independent auditor.

Representatives of Ernst & Young LLP are expected to attend the 2023 Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2023.

Independent Auditor Fees

The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of Ernst & Young LLP. Aggregate fees billed for audit and other services rendered by Ernst & Young LLP for our fiscal years ended December 31, 2022 and 2021 are presented in the table below.

INDEPENDENT AUDITOR FEES

Types of Fees	2022	2021
Audit Fees[1]	$11,407,632	$10,151,811
Audit-Related Fees[2]	440,405	415,642
Tax Fees[3]	137,325	203,972
All Other Fees	—	—
Total	**$11,985,362**	**$10,771,425**

(1) The year-over-year increase in Audit Fees was primarily due to increased efforts related to the company's ongoing adoption of ASC 944 accounting and disclosure requirements for long-duration insurance contracts.

(2) The year-over-year increase in Audit-Related Fees was primarily due to increased efforts related to the company's SSAE 18 (Service Organization Control) Reports in 2022.

(3) The year-over-year decrease in Tax Fees was primarily due to tax compliance work performed in 2021.

Audit Fees. This category includes fees associated with the audit of our annual financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting, and services provided in connection with statutory and regulatory filings.

Audit-Related Fees. This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of financial statements or internal control over financial reporting. These services principally include accounting consultations, control reviews, and audit-related services for our employee benefit plans.

Tax Fees. This category consists of fees for tax compliance and advisory services.

All Other Fees. This category consists of fees for services not included in any of the above categories.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee has a policy requiring advance approval of all audit and permissible non-audit services performed by the independent auditor. Under this policy, the Audit Committee sets pre-approved limits for specifically defined audit and non-audit services. The Committee considers whether such services are consistent with SEC rules on auditor independence. Specific approval by the Committee is required if fees for any particular service or aggregate fees for services of a similar nature exceed the pre-approved limits. The Committee has delegated to its chair the authority to approve permitted services, and the chair must report any such decisions to the Committee at its next scheduled meeting. All of the fees described above were approved by the Audit Committee under its policy.

About the 2023 Annual Meeting

The Board of Directors has determined that the **2023 Annual Meeting will be conducted as a virtual-only meeting via live webcast** in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost.

The 2023 Annual Meeting live webcast will begin promptly at 9:30 a.m. Eastern Daylight Time on May 25, 2023. **We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.** This includes access to the live webcast, voting your shares electronically, and submitting questions online. **You will need a 16-digit control number to participate.** Further details are provided below under "Attending the 2023 Annual Meeting."

Proxy materials

The Board of Directors is providing these proxy materials to you in connection with its solicitation of proxies to be voted at the 2023 Annual Meeting and at any later meeting to which it may be adjourned or postponed. All shareholders who held shares of the company's common stock as of the close of business on March 27, 2023 are entitled to attend the 2023 Annual Meeting and to vote on the items of business described in this proxy statement. Whether or not you choose to attend or participate in the 2023 Annual Meeting, you may vote your shares via the Internet, by telephone, or by mail.

Because we are soliciting your proxy, we are required to send you either our proxy materials or a Notice Regarding the Internet Availability of Proxy Materials (described in the next section). Our proxy materials include this proxy statement and our annual report to shareholders, which contains audited consolidated financial statements for our fiscal year ended December 31, 2022. If you received a printed copy of these documents, the proxy materials also include a proxy card or voting instruction form for the 2023 Annual Meeting.

Internet availability of proxy materials

In accordance with rules adopted by the SEC, commonly referred to as "Notice and Access," we may furnish proxy materials by providing access to the documents on the Internet, rather than mailing printed copies. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials, and reduce the environmental impact of the 2023 Annual Meeting. As a result, most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice Regarding the Internet Availability of Proxy Materials ("Notice") was mailed on April 13, 2023 to shareholders as of the March 27, 2023 record date, unless they have previously requested to receive printed or emailed materials on an ongoing basis. The Notice provides instructions on how to access the proxy materials for the 2023 Annual Meeting, how to request a printed set of proxy materials, and how to vote your shares. Our proxy materials may also be viewed on our investor relations website under the "Proxy Materials" heading at *www.investors.unum.com*.

You may elect to receive proxy materials in printed form by mail or electronically by email on an ongoing basis by following the instructions in the Notice. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the environmental impact of our Annual Meetings. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Attending the 2023 Annual Meeting

The 2023 Annual Meeting will be a virtual meeting conducted exclusively via live webcast on the Internet. Shareholders will not be able to attend the meeting in person.

- **Shareholder participation.** We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the 2023 Annual Meeting online, vote your shares electronically, and submit questions during the meeting electronically.

- **Accessing the meeting online.** You may attend and participate in the 2023 Annual Meeting via the Internet at www.virtualshareholdermeeting.com/UNM2023. You will need the 16-digit control number included on your Notice, proxy card, or voting instruction form to log-in. If your shares are held through a bank, brokerage firm, or other custodian and your voting instruction form or Notice indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the meeting with the 16-digit control number indicated on that voting instruction form or Notice. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2023 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the meeting. The meeting webcast will begin promptly at 9:30 a.m. Eastern Daylight Time on May 25, 2023. We encourage you to access the meeting prior to the start time. Online check-in will begin approximately 15 minutes prior to the start time, and you should allow ample time for the check-in procedures. A replay of the meeting will also be available at www.virtualshareholdermeeting.com/UNM2023.

- **Technical assistance.** If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page.

- **Submitting questions.** An online portal will be available at www.proxyvote.com starting on April 13, 2023. By accessing this portal, shareholders will be able to submit questions and vote in advance of the 2023 Annual Meeting. Shareholders may also submit questions and vote on the day of, or during, the 2023 Annual Meeting at www.virtualshareholdermeeting.com/UNM2023. We will try to answer as many shareholder-submitted questions as time permits that comply with the meeting rules of conduct. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or the company's business, or that are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Answers to any questions not addressed during the meeting will be posted on our investor relations website at www.investors.unum.com under the "Proxy Materials" heading.

Differences between shareholders of record and beneficial owners

Most of our shareholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- **Shareholder of record.** If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the shareholder of record, and the Notice was sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the company or to vote at the 2023 Annual Meeting. If you requested to receive printed proxy materials, we have enclosed a proxy card for you to use. You may also vote on the Internet, or by telephone. You are also invited to attend the 2023 Annual Meeting via the Internet.

- **Beneficial owner.** If your shares are held in an account in the name of a brokerage firm, bank, broker-dealer, trust or other similar organization (i.e., in street name), like the vast majority of our shareholders, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you must instruct the broker or other nominee about how to vote your shares. Brokers are not permitted to vote on certain items presented for a vote, and may elect not vote on any of the items, unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. Therefore, to ensure that your shares are voted, you are encouraged to provide voting instructions for your shares via the Internet or by telephone, or by returning the voting instruction form that you received. You are also invited to attend the 2023 Annual Meeting via the Internet.

Persons entitled to vote at the 2023 Annual Meeting

Shareholders owning company stock as of the close of business on March 27, 2023, the record date, are entitled to vote their shares at the 2023 Annual Meeting. There were approximately 197,580,143 shares of our common stock outstanding on the record date. Each of those shares is entitled to one vote on each item of business to be voted on at the 2023 Annual Meeting. We will make available a list of shareholders of record as of the record date for inspection by shareholders for any purpose germane to the 2023 Annual Meeting during normal business hours at our corporate headquarters in Chattanooga, Tennessee, and as provided for under our bylaws. Please contact our Corporate Secretary to schedule an appointment.

Voting items and Board recommendations; Vote required; Abstentions and broker non-votes

You may either vote for, against or abstain on each of the voting items to be acted on at the 2023 Annual Meeting, except that for Item 3 you may choose whether we should hold an advisory vote to approve executive compensation every one year, every two years, or every three years, or abstain from voting. The table below summarizes, for each voting item, the voting recommendation of the Board of Directors, the vote threshold required for approval, and the effect of abstentions and broker non-votes. Abstentions and broker non-votes are discussed in more detail under "Voting your shares" below.

VOTING ITEMS

Items to be Voted On	Board Voting Recommendation	Vote Required for Approval	Effect of Abstention	Effect of Broker Non-Vote
Item 1: Election of the 11 directors for terms expiring in 2024	FOR each nominee	Majority of votes cast with respect to the nominee	No effect because not counted as vote cast	No effect because not counted as vote cast
Item 2: Advisory vote to approve executive compensation	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote
Item 3: Advisory vote to approve the frequency of future advisory votes on executive compensation	1 YEAR	Majority of shares represented and entitled to vote	Counted as entitled to vote, but not in favor of any alternative	No effect because not entitled to vote
Item 4: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2023	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	Not applicable; may be discretionarily voted by broker

Voting your shares

You may vote your shares using any of the following methods:

- **By Internet.** Before the meeting, you may vote via the Internet by going to www.proxyvote.com or to the internet address indicated on the voting instruction form or Notice that was provided to you and following the instructions on the screen. You will need the control number found on your Notice, proxy card (for shareholders of record) or voting instruction form (for beneficial owners) when you access the web page. Voting by Internet before the 2023 Annual Meeting is available until 11:59 p.m. Eastern Daylight Time on May 24, 2023.

  During the 2023 Annual Meeting, you may vote online by following the instructions at *www.virtualshareholdermeeting.com/UNM2023*. You will need the control number found on your Notice, proxy card, voting instruction form or legal proxy when you access the virtual meeting web page.

- **By telephone.** You may vote by telephone by calling the applicable toll-free telephone number, 1-800-690-6903 (for shareholders of record) or 1-800-454-8683 or the number indicated on the voting instruction form or Notice that was provided to you (for beneficial owners), which is available 24 hours a day, and following the pre-recorded instructions. You will need the control number found on your Notice, proxy card, or voting instruction form when you call. You may vote by telephone until 11:59 p.m. Eastern Daylight Time on May 24, 2023.

- **By mail.** If you received a paper copy of your proxy materials, you may vote by mail by completing the enclosed proxy card or voting instruction form, dating and signing it, and returning it in the postage-paid envelope provided. Your proxy card or voting instruction form, as applicable, must be received by May 24, 2023.

The Board of Directors has appointed certain individuals named on the proxy card ("proxies") to vote shares at the 2023 Annual Meeting in accordance with the instructions of our shareholders. If you authorize the proxies to vote your shares with respect to any matter to be acted upon, the shares will be voted in accordance with your instructions. If you are a shareholder of record and you authorize the proxies to vote your shares but do not specify how your shares should be voted on one or more matters, the proxies will vote your shares on those matters as the Board of Directors recommends. If any other matter properly comes before the 2023 Annual Meeting, the proxies will vote on that matter in their discretion.

Under the rules of the NYSE, the organization that holds your shares (i.e., your broker or other nominee) is not permitted to vote on certain matters, including the election of directors, and may determine not to vote your shares at all, unless you provide voting instructions. To ensure that your vote will be counted on all matters, we encourage you to provide instructions to your broker or other nominee on how to vote your shares. If you are a beneficial owner of shares held in street name and do not provide your broker or other nominee instructions on how to vote your shares, and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter.

Changing your vote and revoking your proxy

You may revoke any proxy that you previously granted or change your vote by:

- Submitting a subsequent vote via the Internet, by telephone, or by mailing a new proxy card or voting instruction form that is received before May 25, 2023;

- Requesting a "legal proxy" or attending the virtual 2023 Annual Meeting and voting online, as indicated above under "Voting your shares"; or

- If you are a shareholder of record, giving written notice of revocation to the Corporate Secretary, Unum Group, 1 Fountain Square, Chattanooga, TN 37402, so that it is received by 4:00 p.m. Eastern Daylight Time on May 24, 2023.

Your new vote in advance of the meeting must be submitted in accordance with the time frames above under "Voting your shares."

Quorum

A quorum is required to transact business at the 2023 Annual Meeting. A quorum exists if the holders of a majority of the shares issued and outstanding and entitled to vote generally in the election of directors are present online at the virtual 2023 Annual Meeting or represented by proxies. Shares that have been voted to abstain or that are voted in a broker's discretion will be counted as present for purposes of determining whether a quorum is present at the 2023 Annual Meeting.

Inspectors of election

Representatives of Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate the votes and act as inspectors of the election.

Voting results

We will report the final voting results of the 2023 Annual Meeting on a Form 8-K to be filed with the SEC within four business days after the meeting. The Form 8-K will be available on our investor relations website under the "SEC Filings" heading at *www.investors.unum.com* or on the SEC's website at *www.sec.gov*. In addition, we will announce the Board's decision on the frequency of future advisory votes to approve executive compensation on a Form 8-K that we will file with the SEC within 150 days after the 2023 Annual Meeting

Additional Information

Cost of proxy solicitation

We pay the cost of soliciting proxies from our shareholders. Proxies are solicited by mail, and may also be solicited personally, electronically or by telephone by our directors, officers or employees, though none will receive additional compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the 2023 Annual Meeting. We will pay Innisfree a fee of $25,000 and reasonable out-of-pocket expenses for its services. We also reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Shareholder proposals and nominations for our 2024 Annual Meeting

If you intend to submit a proposal for inclusion in the proxy statement for our 2024 Annual Meeting pursuant to SEC Rule 14a-8, it must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no later than the close of business on December 15, 2023. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement if the proposal does not satisfy the requirements of SEC Rule 14a-8.

Our bylaws include a proxy access right, permitting a shareholder, or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of our outstanding shares of capital stock entitled to vote in the election of directors for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board or two directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than November 15, 2023 and no later than the close of business on December 15, 2023. However, in the event that that the 2024 Annual Meeting is to be held on a date that is more than 30 days before or after May 25, 2024 (the anniversary date of the 2023 Annual Meeting), then such notice must be received no later than the close of business on the 180th day prior to the date of the 2024 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting is first made.

Our bylaws also establish advance notice procedures with respect to proposals and director nominations submitted by a shareholder for presentation directly at an Annual Meeting, rather than for inclusion in our proxy statement. To be properly brought before our 2024 Annual Meeting, a notice of the proposal the shareholder wishes to present at the meeting other than pursuant to SEC Rule 14a-8, or nomination the shareholder wishes to present at the meeting, other than pursuant to our proxy access bylaw, must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on January 26, 2024 and no later than the close of business on February 25, 2024. However, in the event that that the 2024 Annual Meeting is to be held on a date that is more than 30 days before or more than 70 days after May 25, 2024 (the anniversary date of the 2023 Annual Meeting), then such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2024 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2024 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting is first made.

In addition to satisfying the foregoing notice procedures under our bylaws, to comply with SEC Rule 14a-19, the SEC's universal proxy rule, a shareholder must provide the notice required under Rule 14a-19 to the Corporate Secretary of the shareholder's intent to solicit proxies in support of candidates submitted under the advance notice procedures in our bylaws on or before March 26, 2024. However, in the event that the 2024 Annual Meeting is to be held on a date that is more than 30 days before or after May 25, 2024 (the anniversary date of the 2023 Annual Meeting), then such notice must be provided by the later of 60 days prior to the date of the

2024 Annual Meeting or 10 days following the day on which public announcement of the date of the 2024 Annual Meeting is first made.

All such proposals and director nominations must satisfy the requirements set forth in our bylaws, a copy of which is available on our investor relations website under the "Governance" heading at *www.investors.unum.com* and may also be obtained at no cost from the Office of the Corporate Secretary. The chairman of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a shareholder fails to meet these deadlines, the persons named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if the matter is presented and introduced at the Annual Meeting.

Communications with the Board of Directors

Shareholders and interested parties may communicate with our Chairman of the Board, or any other director, by contacting the Office of the Corporate Secretary as described below.

In accordance with a process approved by our Board of Directors, the Corporate Secretary reviews all correspondence received by the company and addressed to non-management directors. A log and copies of the correspondence are provided to the Chairman, who determines whether further distribution is appropriate and to whom it should be sent. Any director may at any time review this log and request copies of correspondence. Concerns relating to accounting, internal controls or auditing matters are promptly brought to the attention of our internal auditors and handled in accordance with procedures established by the Audit Committee. Copies of correspondence relating to corporate governance matters are also provided to the chair of the Governance Committee.

The Board has instructed that certain items unrelated to the duties and responsibilities of the Board be excluded from the process, including mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements, and matters related to claims or employment.

Eliminating duplicate proxy materials

Under SEC rules, individual Notices, and, to the extent we mail printed proxy materials or an annual report in accordance with the procedures described herein, a single proxy statement and annual report to shareholders, will be delivered in one envelope to multiple shareholders having the same last name and address and to shareholders with multiple accounts registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. This is known as "householding" and it enables us to reduce the costs and environmental impact of the 2023 Annual Meeting. We will deliver promptly upon written or oral request a separate copy of the proxy statement, annual report to shareholders or Notice to any shareholder residing at a shared address to which only one copy was delivered. If you would like to receive separate copies of our proxy materials, whether for this year or future years, please contact Broadridge toll-free at 1-866-540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. The same phone number and address may be used to request delivery of a single copy of our proxy materials if you share an address with another shareholder and are receiving multiple copies.

Contacting the Office of the Corporate Secretary

You may contact the Office of the Corporate Secretary by calling toll-free 800-718-8824 or by writing to:

Office of the Corporate Secretary

Unum Group

1 Fountain Square

Chattanooga, Tennessee 37402

Principal executive offices

Our principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402. Our main telephone number is 423-294-1011.

Annual Report on Form 10-K

Upon request, we will provide to you by mail a free copy of our Annual Report on Form 10-K (including financial statements and financial statement schedules) for the fiscal year ended December 31, 2022. Please direct your request to the Office of the Corporate Secretary at the address provided above. The Annual Report on Form 10-K may also be accessed on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

Incorporation by reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Compensation Committee Report" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Appendix A

Reconciliation of Non-GAAP Financial Measures

The following is a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures as presented in this proxy statement.

	2022		2021		2020	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 1,314.2	$ 6.50	$ 824.2	$ 4.02	$ 793.0	$ 3.89
Excluding:						
Net Investment Gains and Losses						
Net Realized Investment Gain Related to Reinsurance Transaction (net of tax expense of $—; $14.2; $273.5)	—	—	53.4	0.26	1,028.8	5.05
Net Investment Gain (Loss), Other (net of tax expense (benefit) of $(3.5); $1.9; $(20.9))	(12.2)	(0.07)	7.2	0.03	(82.3)	(0.40)
Total Net Investment Gain (Loss)	(12.2)	(0.07)	60.6	0.29	946.5	4.65
Items Related to Closed Block Individual Disability Reinsurance Transaction						
Change in Benefit Reserves and Transaction Costs (net of tax benefit of $—; $29.2; $274.2)	—	—	(110.1)	(0.53)	(1,031.3)	(5.06)
Amortization of the Cost of Reinsurance (net of tax benefit of $13.4; $16.8; $0.6)	(50.4)	(0.25)	(62.3)	(0.31)	(2.0)	(0.01)
Net Tax Benefits of Reinsurance Transaction	—	—	—	—	36.5	0.18
Total Items Related to Closed Block Individual Disability Reinsurance Transaction	(50.4)	(0.25)	(172.4)	(0.84)	(996.8)	(4.89)
Net Reserve Change Related to Reserve Assumption Updates (net of tax expense (benefit) of $32.5; $38.1; $(35.5))	122.5	0.61	143.3	0.70	(133.5)	(0.66)
Impairment Loss on Internal-Use Software (net of tax benefit of $—; $2.5; $—)	—	—	(9.6)	(0.05)	—	—
Costs Related to Early Retirement of Debt (net of tax benefit of $—; $14.1; $—)	—	—	(53.2)	(0.26)	—	—
Impairment Loss on ROU Asset (net of tax benefit of $—; $2.9; $2.7)	—	—	(11.0)	(0.05)	(10.0)	(0.05)
Impact of U.K. Tax Rate Increase	—	—	(24.2)	(0.12)	—	—
Costs Related to Organizational Design Update (net of tax benefit of $—; $—; $4.7)	—	—	—	—	(18.6)	(0.09)
After-tax Adjusted Operating Income	$ 1,254.3	$ 6.21	$ 890.7	$ 4.35	$ 1,005.4	$ 4.93

Assuming Dilution

	After-Tax Adjusted Operating Income (Loss)		Average Allocated Equity[1]		Adjusted Operating Return on Equity
Year Ended December 31, 2022					
Unum US	$	767.2	$	4,706.9	16.3%
Unum International		156.7		772.7	20.3%
Colonial Life		295.7		1,549.1	19.1%
Core Operating Segments		1,219.6		7,028.7	17.4%
Closed Block		190.9		4,762.6	
Corporate		(156.2)		(979.6)	
Total	$	1,254.3	$	10,811.7	11.6%
Year Ended December 31, 2021					
Unum US	$	367.8	$	4,500.0	8.2%
Unum International		84.1		806.1	10.4%
Colonial Life		259.9		1,580.3	16.4%
Core Operating Segments		711.8		6,886.4	10.3%
Closed Block		248.6		4,208.6	
Corporate		(69.7)		(1,046.0)	
Total	$	890.7	$	10,049.0	8.9%
Year Ended December 31, 2020					
Unum US	$	651.4	$	4,458.2	14.6%
Unum International		51.9		797.7	6.5%
Colonial Life		264.5		1,584.1	16.7%
Core Operating Segments		967.8		6,840.0	14.1%
Closed Block		183.8		3,979.2	
Corporate		(146.2)		(1,395.2)	
Total	$	1,005.4	$	9,424.0	10.7%

(1) Excludes unrealized gain (loss) on securities and net gain (loss) on hedges and is calculated using the stockholders' equity balances presented on the next page. Due to the implementation of a Financial Accounting Standards Board (FASB) update for which the beginning balances of 2020 for certain stockholders' equity line items were adjusted, we are computing the average allocated equity for 2020 using internally allocated equity that reflects the adjusted beginning balances at January 1, 2020. As a result, average equity for the year ended December 31, 2020 for certain of our segments will not compute using the historical allocated equity at December 31, 2019.

	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Stockholders' Equity	$ 9,197.5	$ 11,416.4	$ 10,871.0	$ 9,965.0
Excluding:				
Net Unrealized Gain (Loss) on Securities	(2,023.8)	962.2	1,067.7	615.9
Net Gain (Loss) on Hedges	(9.6)	61.8	97.8	187.8
Total Adjusted Stockholders' Equity	$ 11,230.9	$ 10,392.4	$ 9,705.5	$ 9,161.3

	Twelve Months Ended		
	12/31/2022	12/31/2021	12/31/2020
Average Adjusted Stockholders' Equity	$ 10,811.7	$ 10,049.0	$ 9,424.0

	12/31/2022		12/31/2021	
	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 9,197.5	$ 46.51	$ 11,416.4	$ 56.37
Excluding:				
Net Unrealized Gain (Loss) on Securities	(2,023.8)	(10.23)	962.2	4.75
Net Gain (Loss) on Hedges	(9.6)	(0.05)	61.8	0.30
Subtotal	11,230.9	56.79	10,392.4	51.32
Excluding:				
Foreign Currency Translation Adjustment	(389.1)	(1.97)	(273.9)	(1.35)
Subtotal	11,620.0	58.76	10,666.3	52.67
Excluding:				
Unrecognized Pension and Postretirement Benefit Costs	(334.1)	(1.69)	(396.0)	(1.96)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 11,954.1	$ 60.45	$ 11,062.3	$ 54.63

	12/31/2020		12/31/2019	
	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 10,871.0	$ 53.37	$ 9,965.0	$ 49.10
Excluding:				
Net Unrealized Gain on Securities	1,067.7	5.24	615.9	3.03
Net Gain on Hedges	97.8	0.48	187.8	0.93
Subtotal	9,705.5	47.65	9,161.3	45.14
Excluding:				
Foreign Currency Translation Adjustment	(261.3)	(1.28)	(281.6)	(1.39)
Subtotal	9,966.8	48.93	9,442.9	46.53
Excluding:				
Unrecognized Pension and Postretirement Benefit Costs	(530.0)	(2.61)	(484.8)	(2.39)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 10,496.8	$ 51.54	$ 9,927.7	$ 48.92

	12/31/2018		12/31/2017		12/31/2016	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,621.8	$ 40.19	$ 9,574.9	$ 43.02	$ 8,968.0	$ 39.02
Excluding:						
Net Unrealized Gain (Loss) on Securities	(312.4)	(1.46)	607.8	2.73	440.6	1.92
Net Gain on Hedges	250.6	1.17	282.3	1.27	327.5	1.42
Subtotal	8,683.6	40.48	8,684.8	39.02	8,199.9	35.68
Excluding:						
Foreign Currency Translation Adjustment	(305.2)	(1.42)	(254.5)	(1.15)	(354.0)	(1.54)
Subtotal	8,988.8	41.90	8,939.3	40.17	8,553.9	37.22
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(447.2)	(2.08)	(508.1)	(2.28)	(465.1)	(2.02)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 9,436.0	$ 43.98	$ 9,447.4	$ 42.45	$ 9,019.0	$ 39.24



UNUM GROUP

1 Fountain Square
Chattanooga, TN 37402

unum.com